October 15, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from August 1 2003 to September 30 2003.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Regards,

By: ______________________

Masahiko Oshima
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM AUGUST 1, 2003 TO SEPTEMBER 30, 2003

A. ENGLISH LANGUAGE DOCUMENTS

1. Annual Report for fiscal 2002 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Disclosure Booklet pursuant to Article 21 and Article 52-29 of the Banking Law for fiscal 2002 (Exhibit B1).
   See Annex B for a brief description.

2. Public Announcements (summary English translations attached):

(a) "Progress Report on Strengthening the Financial Base of the Bank" dated August 7, 2003 (Exhibit B2(a)).
(b) "Support for Mitsui Mining Company's Revitalization" dated September 1, 2003 (Exhibit B2(b)).
(c) "Notice regarding Reset of Conversion Price of Type 3 Preferred Stock issued by Sumitomo Mitsui Financial Group, Inc." dated September 8, 2003 (Exhibit B2(c)).
(d) "The Summary of the Plan for Strengthening the Financial Base" dated September 19, 2003 (Exhibit B2(d)).
(e) "Plan for Strengthening the Financial Base" dated September 19, 2003 (Exhibit B2(e)).

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ANNEX B

Brief Descriptions of Japanese Language Documents

1. Disclosure Booklet pursuant to Article 21 and Article 52-29 of the Banking Law (Exhibit A6)

   Booklet containing statistical data and narrative description of SMFG, made generally available to the public in Japan.

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File No. 82-4395
Exhibit B2(a)

経営の健全化のための計画の履行状況に関する報告書

平成15年8月

株式会社　三井住友フィナンシャルグループ
（株式会社　三井住友銀行）

目　次

経営の概況

図 表

1．グループ経営改革について

13年4月、さくら銀行と住友銀行の合併により発足いたしました三井住友銀行におきましては、システム統合をはじめとする経営統合、経費削減・粗利益増強の両面における合併効果を着実に実現しつつ将来の更なる発展への基礎を固めてまいりましたが、三井住友銀行としての基礎固めに目処がつき、業務推進に拍車がかかってまいりましたことから、「最適グループ経営の実現」と「戦略事業の抜本的強化」の2点を主眼とする「グループ経営改革」の一環として、14年12月、三井住友銀行の株式移転により銀行持株会社「三井住友フィナンシャルグループ」を設立し、持株会社体制へ移行いたしました。

また、15年2月には高い成長ポテンシャルと十分な事業規模を有し、業務面において銀行業とのシナジーも見込まれる、三井住友カード、三井住友銀リース、日本総合研究所の3社を三井住友フィナンシャルグループの100%子会社として重点的に強化すると同時に、大和証券ＳＭＢＣ・大和住銀投信投資顧問を三井住友フィナンシャルグループの直接投資会社といたしました。

さらに、15年3月、三井住友フィナンシャルグループにおけるスモールビジネス及び個人向け金融機能の一層の強化を図るために、スモールビジネス、個人向け地域密着サービスに経営資源を集中し、高い専門性とローコストオペレーションのノウハウを強みとする独自のビジネスモデルを構築してきたわかしお銀行と、ブランド力、高度な金融サービス開発力、全国規模のネットワークを保有する三井住友銀行の合併を実施いたしました。また、この際の合併処理によって株式の含み損約7,000億円を解消するとともに、14年度におきまして、約1兆1,000億円の保有株式の売り切り、約5,000億円の減損処理を実施し、銀行経営の大きな不安定要因の一つであった株価変動リスクの大幅圧縮を実現いたしました。

2．15年3月期決算の概況

三井住友銀行の 15 年 3 月期決算は、(図表 1-1)収益動向及び計画に示した通りであります。

なお、前述の通り、三井住友銀行とわかしお銀行は、15 年 3 月 17 日に合併いたしましたが、以下の損益及び平残項目の記述におきましては、両行の単純合算計数を記載しております。また、連結ベースの計数につきましては、三井住友フィナンシャルグループの連結計数を記載しております。

[業務粗利益]

業務粗利益は、円金利や米ドル金利等の動向を捉えたＡＬＭ運営が奏効し、トレジャリー収益が好調に推移したこと等により、1 兆 7,606 億円と計画値を 2,606 億円上回る結果となりました。

[経費]

経費につきましては、人員の削減や賞与ファンドの追加削減を実施したことに加え、国内店舗統合の早期実現や事務合理化の推進等により、6,470 億円と合併した旧わかしお銀行の経費 81 億円の合算後で計画値を 30 億円上回る削減を実現いたしました。

[業務純益]

以上の結果、一般貸倒引当金繰入を除く業務純益は 1 兆 1,136 億円と計画値を 2,636 億円上回りました。

[臨時損益その他]

貸倒償却引当費用につきましては、不良債権処理損失額が 8,364 億円、一般貸倒引当金繰入額が 2,381 億円、合計 1 兆 745 億円となりました。

また、株式等関係損益につきましては、売却損益のネットで 1,082 億円の売却損を計上したほか、減損ルールに基づき 5,275 億円の償却を実施したことから、6,357 億円の損失となりました。

[経常利益]

以上の結果、経常利益は計画値を 8,272 億円下回る 5,972 億円の損失となりました。

[特別損益]

経営合理化の一環として廃止した店舗等の不動産処分損および現状復旧にかかる除却損、解体損等により、動不動産処分損益が262億円の損失となったほか、退職給付会計基準変更時差異償却として202億円を計上しております。これらにより、特別損益は738億円の損失となりました。

[当期利益]

以上の結果、当期利益は計画値を5,583億円下回る4,783億円の損失となりました。これは、業務純益(一般貸倒引当金繰入前)が業務粗利益の大幅過達や経費の追加削減により計画値を2,636億円上回り、業務純益ROE(一般貸倒引当金繰入前)も40.52%と計画値を14.28%上回ったものの、積極的な不良債権処理により貸倒償却引当費用が5,745億円増加したことに加え、計画策定時の想定を上回る大幅な環境悪化により株式等関係損益が計画値を5,657億円上回る損失となったこと、によるものであります。

[連結決算]

三井住友フィナンシャルグループの15年3月期連結決算は、(図表1-2)収益動向に示した通りであります。

連結決算の範囲につきましては、実質支配力基準、実質影響力基準に基き、判定しております。15年3月期につきましては、連結子会社170社、持分法適用会社47社、計217社について、連結決算を実施いたしました。

連結の損益といたしましては、経常利益は5,157億円の損失、当期純利益は4,654億円の損失となりました。

また、15年3月末の連結自己資本比率は、10.10%となりました(図表2)。

3．経営健全化計画の履行概況

(1)業務再構築等の進捗状況

[個人業務]

①資産形成ビジネス

金融資産形成や住宅取得のための資金調達等、お客さまのライフステージに応じた資産形成ニーズに対し、様々なチャネルを活用することでお客さまのニーズを的確に把握し、最適な商品・サービスの提供を進めております。

有人拠点においては、総合相談カウンター「マネーライフ・コンサルティング・デスク(ＭＣデスク)」の設置拠点を拡大しているほか、コールセンターによるプロモーション、リモートチャネルにおける相談メニューの拡充等を実施し、投資信託や外貨預金等での運用・積立ニーズ、住宅資金、教育資金等の借入ニーズ等お客様ひとりひとりの金融ニーズに対するコンサルティングビジネスを強化しております。さらに、14 年 10 月からは、投資型年金(変額個人年金保険)の取扱を開始し、老後の安定的な資金確保のニーズに対応した商品として提供いたしております。

「ＭＣデスク」につきましては、14 年度も順次設置拠点を拡大し、15 年 3 月末では 293 ヶ所(14 年 3 月末比＋53 ヶ所)となりました。

②資産運用ビジネス

資産運用に関する高度かつ公平な立場からのコンサルティングを求めているお客さまに対応するため、専門性の高いフィナンシャル・コンサルタントを配置した「資産運用プラザ」を 62 ヶ所に設置しております。また、不動産業者や税理士等の専門家を積極的に活用するほか、資産運用や不動産の有効活用に関するセミナーを開催するなど、顧客への情報・サービスの提供を強化しております。

③決済ファイナンスビジネス

個人のお客さまの多岐にわたる決済ファイナンスサービスに対するニーズにお応えするため、当行では電話やパソコン、携帯電話等のリモートチャネルを利用した「One's ダイレクト」のレベルアップを図るとともに、リモートチャネル、ＡＴＭ及び有人拠点

の相互補完機能を充実させ、日常取引のメインチャネルとしてお客さまの認知をいただけるよう努めております。15 年 3 月末現在、リモートチャネルの契約者数は 574 万人(14 年 3 月末比＋109 万人)を数え、15 年 3 月月間の利用件数は 446 万件(14 年 3 月比＋203 万件)と順調に増加しているほか、ＡＴＭ「@ＢΛＮＫ」(15 年 3 月末設置数：1,121ヶ所)等のコンビニＡＴＭを展開することで、利便性が高くかつ幅広いニーズに応じたきめ細やかなサービスを提供しております。

また、30 万円以上の預り資産、カードローンのご契約や三井住友カードのご利用等で当行本支店のＡＴＭや@ＢΛＮＫの時間外手数料が無料になる等各種サービスを付与した「ポイント制　新・普通預金＜ワンズプラス＞(One's plus)」の取扱を 11 月から開始し、15 年 3 月末で 29 万 9,000 件のご契約をいただきました。

なお、15 年 3 月より土曜日のＡＴＭ時間外手数料を有料化いたしましたが、カードサービスコーナーの利便性向上にも努めております。具体的には、カードサービスコーナーでのピーク日の混雑を緩和するため、毎月 25 日と翌営業日のＡＴＭ時間外手数料を無料化したほか、営業時間を原則「8 時から 21 時」に延長・統一いたしました。

[国際業務]

中国ビジネスにかかる情報の発信や具体的な進出手続きのサポート等を実施することで、お客様の中国進出ニーズに的確に対応することを目的とし、14 年 12 月に中国業務推進部を新たに東京に設置いたしました。同時に、国際部門に中国担当役員を設置し、グレーターチャイナ（中国・香港・台湾）の業務推進体制を強化いたしました。

15 年 1 月には、ゴールドマン・サックスが行う投資適格顧客向け信用供与に対し、総額 10 億ドルの範囲内で信用補完を提供し、更にメザニン(BBB 格以上のリスクに相当)による信用補完を提供することで合意いたしました。当業務を通じて、海外市場における業務拡充、収益力の強化を行ってまいります。

欧州におきましては、15 年 3 月に 100％出資子会社となる欧州三井住友銀行をロンドンに設立いたしました。当社は、多くの国が単一の市場を形成するというユニークな特性を持つＥＵにおいて、現地スタンダードにより適合した法人として設立され、欧州に

おける業務戦略展開の中核的プラットフォームとなり、域内拠点展開の将来的な柔軟性を確保するとともに域内業務の効率的一体運営を強力に推進することを目的としております。

[投資銀行業務]

①市場型間接金融

多様化する資金調達ニーズに対応するべく積極的に取り組んでおりますシンジケーション業務におきまして、デットＩＲをアレンジすることでお客様の情報開示をサポートし円滑な資金調達を実現するなど、新しい試みにも取り組んでまいりました。この結果、国内シンジケーションの15年3月期組成実績は、前年度比件数ベースで約1.8倍の349件、組成金額ベースで約1.2倍の4兆5,000億円となりました。

②ホールセール証券業務

三井住友フィナンシャルグループの直接投資会社となりました大和証券ＳＭＢＣの15年3月期の業績につきましては、株式市場の低迷による厳しい業務環境のなか、投資銀行業務が好調であったことから、単体経常利益は166億円と前年度比34億円の増益となりました。

③リテール証券業務

15年4月にさくらフレンド証券と明光ナショナル証券が合併し、ＳＭＢＣフレンド証券が発足いたしました。両者が有する経営資源の集約と相互補完を通じて経営基盤を強化するとともに、グループの一員として各社との連携体制を一層強化することで、お客様の多様なニーズにお応えしてまいります。

④信託業務

14年10月に新たに信託部を設置し、信託業務の取扱を開始いたしました。三井住友銀行本体で兼営する信託業務につきましては、商業銀行業務との親和性の高い、資産流動化業務に関連する「金銭債権の信託」を中核業務として運営いたします。また、資産管理型の信託業務、証券代行業務につきましては、中央三井信託銀行、三井アセット信託銀行および住友信託銀行と信託代理店契約を締結し、専門性の高い信託商品・サービ

スを提供してまいります。

(2) 経営合理化の進捗状況

[総経費]

15 年 3 月期の総経費(業務純益ベース)は、人員の削減、国内店舗統合の推進、事務合理化の推進等、諸施策の効果から、前年度比 231 億円減少の 6,470 億円と、合併した旧わかしお銀行の経費 81 億円の合算後で計画値の 6,500 億円を 30 億円下回りました。

人件費につきましては、従業員給与の 7 年連続ベア凍結や人員の削減を引き続き進めたほか、賞与ファンドの削減(前年比 8%)を実施した結果、2,539 億円と前年度比 179 億円の削減となりました。

物件費につきましては、国内店舗統合の早期実現や拠点集約による余剰スペースの返還・売却、事務合理化の推進等により、3,577 億円と前年度比 89 億円の削減を実現いたしました。

[役職員数]

15 年 3 月末の役員数(持株会社+銀行)は、14 年 3 月末比 9 名減少の 24 名となりました。なお、14 年 6 月に相談役制度を廃止しております。

従業員数はわかしお銀行と合併した結果、24,024 名(15 年 3 月末)となりました。合併による増加要因を控除した従業員数は 23,401 名であり、計画(23,500 名)を達成しております。

[国内店舗・海外拠点数]

14 年度中に 161 ヶ店の店舗統合を行なった結果、15 年 3 月末の国内本支店数は 14 年 3 月末比 127 ヶ店減少の 437 ヶ店となりました。この 437 ヶ店には旧わかしお銀行の 34 ヶ店および共同店舗が 2 ヶ店含まれており、これらを勘案いたしますと実質的な 15 年 3 月末の国内本支店数は計画通り 401 ヶ店となります。なお、共同店舗は 1 ヶ所に 2 ヶ店を併存させる形態の店舗ですが、2 ヶ店の共同店舗は各々15 年 4 月中に統合を終了いたしました。

海外支店につきましては、合併初年度である13年度に重複店舗の統合を完了し、現在一層の店舗網再編を進めております。具体的には14年5月に台北支店を開設する一方、14年12月に洋浦支店を閉鎖、また14年7月にはロスアンゼルス支店を出張所といたしました。この結果、15年3月末の海外支店数は20ヶ店となりました。

(3) 不良債権処理の進捗状況

15年3月期の不良債権処理額は、一般貸倒引当金を含め、1兆745億円と計画値を5,745億円上回る結果となりました。これは、金融再生プログラム等の趣旨を踏まえ、不良債権の積極的な処理を実施したことによるものです。具体的には、不良債権の最終処理(オフバランス化)の更なる促進を図ったほか、将来リスクへの一層の対応強化といたしまして、DCF法の適用等による要注意先(含む要管理先)に対する引当率の引上げ、債務者の再建進捗に伴うコストの手当て等を実施いたしました。

なお、14年度におきましては、貸出金償却、債権売却等により元本総額で2兆2,283億円のオフバランス化を実施しております。

また、経済合理性、経営責任の明確化、社会的影響を考慮した上で、7社、1,771億円の債権放棄を実施いたしました。

(4) 国内向け貸出の進捗状況

[15年3月末の実績等の状況]

15年3月末における国内貸出の実績(実勢ベース(インパクトローンを除く))は、14年3月末対比2兆2,439億円の増加となりました。企業規模別では、大企業および中堅企業向け貸出が「交付税及び譲与税配付金特別会計(交付税特会)」向け貸出の増加(約3兆円)を主因に2兆6,774億円増加しましたほか、個人向け貸出も住宅ローンを中心に2,962億円増加いたしましたが、中小企業向け貸出は7,297億円の減少となりました。

15年3月末の中小企業向け貸出につきましては、14年度下期において各種施策を実施しましたことから14年9月末比1兆2,111億円の増加となりましたが、年間では、

増加計画(＋700 億円)を下回る結果となりました。これは、依然厳しい状況にある景気動向を背景に資金需要が低迷していること、大企業関連子会社を中心に、財務リストラに伴う有利子負債圧縮の動きが依然として強いことに加え、不良債権の早期処理に向けて問題債権の回収も重要な経営課題として取り組んでいること、等によるものです。

特に、財務リストラに伴う大企業関連子会社の有利子負債圧縮の動きといたしましては、子会社の有利子負債を母社大企業へ一本化する動きやグループファイナンス会社に一本化した借入を手元資金により返済する動きが見られ、約 5,800 億円の貸出減少要因となりました。なお、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

[14 年度下期の中小企業向け貸出の増強に向けた取組について]

健全な経営内容の中小企業に対して円滑な資金供給を行うことは、金融機関の社会的責務と認識し、15 年 3 月末の貸出増加計画達成に向けて多様な施策を講じ、本支店一体となって最大限努力いたしました。

特に、14 年度より「融資慣行の見直しとリスクテイク能力の強化」を目的とした「貸出業務改革」に取り組んでおり、資金供給能力の強化に向け、従来の担保依存ではなく、適正利鞘の確保を前提とした原則無担保のポートフォリオ型貸出を「リスクテイク商品」と位置付け、積極的に推進しております。

14 年度下期の推進体制と主な施策は以下の通りであります。

＜推進体制＞

①ミドルマーケット

中堅･中小企業との取引深耕および新規取引先開拓を主たるミッションとする「法人営業部」を 15 年 3 月末で全国に 193 ヶ所設置し、中小企業の資金需要の発掘・資金ニーズへの対応に最大限注力してまいりました。

特に、新規貸出先については、法人営業部に 80 名の専担者を配置いたしますと共に、東京、大阪に新規貸出先専担部署として「法人戦略営業部」を設置、28 名を配置して、開拓強化に取り組んでおります。

②スモールマーケット

中小企業のあらゆるニーズに対応する専門拠点として「ビジネスサポートプラザ」を15年3月末で49ヶ所設置し、信用保証協会保証付貸出やビジネスセレクトローンなどの定型商品を中心に中小企業の資金需要の発掘・対応に注力しております。また、「法人プロモーションオフィス」を設置し、広告等のお問い合わせへの対応といったお客様の利便性向上の観点からのインバウンド活動に加え、中小企業の資金需要の発掘の観点からの積極的なアウトバウンド活動を行っております。

<14年度下期に実施した主な施策>

①推進体制の強化

a.中小企業専担部付部長の追加配置

ミドルマーケットに対してきめ細かく取り組むべく中小企業取引専担部付部長を14年度上期に22名配置いたしましたが、実績面で一定の成果が実現しましたことから、下期に5名を追加配置いたしました。

b.ビジネスサポートプラザ、法人プロモーションオフィスへの追加人員投入

「ビジネスセレクトローン」等リスクテイク商品の取組強化の観点より、14年度下期に、ビジネスサポートプラザ及び法人プロモーションオフィスに対しまして各々23名、14名の追加人員を投入いたしました。

②商品の拡充・推進

a.「SMBC-CLO」の推進

ミドルマーケットを主な対象とした「CLO方式」による資金提供スキーム「SMBC-CLO」を上期に創設いたしました。さらに、11月に第2回の募集を行い、約1,000億円の取組をいたしました。年間では約2,500億円の取組実績となっております。

b.「ミドルⅠ・Ⅱファンド」の対象先拡大

ミドルマーケットを対象とした「原則無担保」の貸出商品「ミドルⅠファンド」および「ミドルⅡファンド」について、より一層のリスクテイクによる中小企業向け資金供給能力の向上を目指し、採り上げ可能な対象先を拡大いたしました。この結果14年下

期には上期を上回る約 3,500 億円の投入を行うことが出来ました。年間では約 5,500 億円の取組実績となっております。

c.ビジネスセレクトローンの推進

ＴＶ·新聞等による広告に加え、法人プロモーションオフィスを通じた顧客開拓等、積極的な販売活動を行い、14 年度下期には、約 1 万 3,000 件、金額ベースで約 2,500 億円の取組実績をあげることが出来ました。年間では、約 2 万 3,000 件、金額ベースで約 4,500 億円の取組実績となっております。

d.その他

14 年 11 月には、競合の厳しい高格付先を対象とした原則無担保·ＣＬＯ方式による資金供給スキーム「高格付先ＣＬＯ」を創設しましたほか、財務内容が良好な中小企業の起債ニーズに十分に対応するため、従来の私募債適債基準であります「純資産額 5 億円以上」の条件を充足していない「純資産額 1 億円以上 5 億円未満」の法人に対する「小口銀行保証付私募債」の取扱を 12 月より開始いたしました。また、大阪府中小企業信用保証協会との提携商品である「速効」に続き、同様の保証協会提携商品として、兵庫県信用保証協会提携商品「じんそく」の取扱を 14 年 10 月より、名古屋市信用保証協会との提携商品「スピードファンド 101」の取扱を 14 年 12 月より各々開始いたしましたほか、15 年 2 月には愛知県・京都府・大阪市信用保証協会との提携・商品の取扱を開始いたしました。

以上の通り、健全な中小企業に対する円滑な資金供給に向け、本支店一体となって取り組んでまいりました。特に、適正利鞘の確保を前提とした「リスクテイク商品」につきましては、14 年度下期で、約 2 万 4,000 件、金額ベースでは約 7,000 億円(年間では約 4 万 1,000 件、金額ベースでは約 1 兆 2,500 億円)の取組実績を上げることが出来、14 年度より取り組んでおります「貸出業務改革」がお客様のご理解を賜りながら、着実に進展しているものと考えております。

厳しい景気動向を背景に企業の資金需要の低迷や、財務リストラによる有利子負債の

削減が持続すると予想される中、銀行にとりまして貸出残高を増加させることは非常に厳しい課題ではありますが、今後も、健全な中小企業向け貸出の増強に本支店一体となり、最大限努力してまいります。

(5) 配当政策の状況及び今後の考え方

三井住友フィナンシャルグループにおきましては、子会社からの中間配当の受領等により、15年3月期において約1,600億円の配当可能利益を確保しておりますが、当行の当期利益が計画比大幅に下振れたことを受け、グループ全体の経営安定性確保という観点から社外流出を抑制し、1株当たりの普通株式配当を1,000円減配の3,000円といたしました。

今後とも、グループ収益力を早期に強化し、内部留保の蓄積を図りつつ、自己資本の充実に目処をつけた上で、株主重視の考え方に則った配当方針を展望してまいります。

(6) 当期利益の計画比大幅未達について

[15年3月期について当期利益の実績が経営健全化計画の計画値より下振れした理由]

15年3月期の当期利益は、4,783億円の損失と、経営健全化計画における計画値を5,583億円下回る結果となりました。これは、①金融再生プログラム等の趣旨を踏まえ、不良債権の積極的な処理を実施したことから、貸倒償却引当費用(一般貸倒引当金繰入を含む)が計画値を5,745億円上回ったこと、②想定を上回る大幅な環境悪化により株式等関係損益が計画値を5,657億円上回る損失となったこと、によるものであります。

①不良債権の積極的な処理

15年3月期の貸倒償却引当費用(一般貸倒引当金繰入を含む)につきましては、1兆745億円となりました。

まず、不良債権の最終処理(オフバランス化)につきましては、5割8割ルール等もふまえ、売却を加速するなどにより13年度の1兆2,893億円を大きく上回る2兆2,283億円の最終処理を実施した結果、既存の破綻懸念先以下の処理に伴うコストは、約

3,000 億円となりました。

また、既存の要注意先以上につきましては、引き続きデフレ傾向となっている経済環境下、企業業績の悪化等を踏まえ、約 3,000 億円の劣化コストが発生いたしました。

さらに、金融再生プログラムを踏まえ、要管理先の大口債務者について、ＤＣＦ法による個別的引当を新たに導入するとともに、直近の貸倒、倒産等の趨勢を勘案し、一般貸倒引当金の引当率の見直しを行なったほか、足許の経済環境等をふまえ、再建計画を抜本的に見直した債務者の再建コストについて手当を行ったことから、約 4,700 億円のコストが発生いたしました。

＜15 年 3 月期の不良債権処理の概要＞

（億円）

最終処理に伴うオフバランス化関連コスト等	約 3,000
要注意先以上からの劣化コスト等	約 3,000
・ＤＣＦ法の適用を含めた要注意先（含む要管理先）に対する引当率の引上げ ・債務者の再建コストへの手当等	約 4,700
合計	約 10,700

②想定を上回る大幅な環境悪化による株式等関係損益の損失

本邦株式市場におきましては、14 年 7 月に日経平均（終値）が 1 万円の大台割れとなり、その後も下落基調に歯止めがかからず、15 年 3 月には日経平均が 8,000 円を割り込むなど、1 年間に 3 割弱も下落する展開となり、想定を上回る大幅な環境悪化となりました。

このような相場環境ではありましたが、株価変動リスクの早期削減は当行の財務基盤強化に不可欠であるとの認識から、株式売却による簿価圧縮を実施し、売却損益のネットで 1,082 億円の売却損が発生いたしました。

また、この株価下落等に伴い、5,275 億円の株式等償却が発生いたしました。

[業務純益ROEの状況]

15 年 3 月期の業務粗利益は、円金利や米ドル金利等の動向を捉えたALM運営が奏効し、トレジャリー収益が好調に推移したこと等により、1 兆 7,606 億円と計画値を 2,606 億円上回る結果となりました。また、経費につきましては、計画に基づく人員削減や賞与ファンドの追加カットを実施したことや、国内店舗統合の早期実現を実施したこと等から 6,470 億円と、合併した旧わかしお銀行の経費 81 億円の合算後で計画値を 30 億円上回る削減を実現いたしました。

この結果、業務純益(一般貸倒引当金繰入前)は、1 兆 1,136 億円と計画値を 2,636 億円上回り、業務純益ROE(一般貸倒引当金繰入前)は、40.52%と計画値を 14.28%上回る実績となりました。

[業務改善命令について]

「経営健全化計画に係る 15 年 3 月期の収益目標と実績との乖離が相当程度にとどまらず大幅なものであり、かつ、積極的な不良債権処理を考慮してもなお大幅に乖離しており、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、8 月 1 日、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第 20 条第 2 項及び銀行法第 52 条の 33 第 1 項の規定に基づき、行政処分(業務改善命令)を受けました。

命令の内容は、以下の通りであります。

○抜本的な収益改善のための方策を織り込んだ業務改善計画を 8 月 29 日までに提出すること

○業務改善計画を着実に実施すること

○上記業務改善計画提出後、同計画の履行が確保されていると認められるまでの間、四半期ごとの実施状況を 2 ヶ月以内に報告すること

三井住友フィナンシャルグループといたしましては、かかる処分を受けましたことを真摯に受け止め、引き続き経営努力を重ね、収益力の強化を通じ、公的資金の早期返済に向けて全力で取り組んでまいります。

なお、業務改善計画の内容は、現在見直し中の経営健全化計画に織り込んだ上、提出いたします。

以　上

(図表１－１)収益動向及び計画［三井住友銀行(単体)］

	13/3月期 実績(注1)	14/3月期 実績(注2)	15/3月期 計画(注3)	15/3月期 実績(注4)	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	1,027,831	1,054,650	955,000	989,227	
貸出金	628,240	606,356	628,000	593,914	
有価証券	196,352	234,263	156,000	231,304	※1
特定取引資産	20,601	12,570	22,500	11,856	
繰延税金資産<末残>	10,746	17,411	7,300	18,146	※2
総負債	988,549	1,015,121	912,000	953,962	
預金・NCD	680,389	678,972	660,000	645,765	
債券	−	−	−	−	
特定取引負債	3,620	2,244	4,000	2,424	
繰延税金負債<末残>	−	−	−	−	
再評価に係る繰延税金負債<末残>	1,300	631	1,263	579	
資本勘定計	41,999	31,965	32,811	22,792	
資本金	17,955	13,267	13,267	5,600	※3
資本準備金	15,426	13,268	13,268	8,797	※3
その他資本剰余金	−	3,576	3,576	3,576	
利益準備金	2,391	−	−	−	
剰余金　(注5)	4,130	3,833	4,303	4,145	
土地再評価差額金	2,095	1,004	960	853	
その他有価証券評価差額金	−	▲ 2,980	▲ 2,560	▲ 179	※4
自己株式	−	▲ 3	▲ 3	−	
(収益)					(億円)
業務粗利益	15,032	18,535	15,000	17,606	※5
資金運用収益	22,756	21,930	19,550	16,471	
資金調達費用	10,349	7,165	8,300	4,238	
役務取引等利益	1,507	1,653	1,900	1,947	
特定取引利益	954	1,213	1,400	1,960	
その他業務利益	164	904	450	1,466	
国債等債券関係損(▲)益	87	666	200	1,357	
業務純益(一般貸倒引当金繰入前)	8,031	11,834	8,500	11,136	※6
業務純益	9,917	6,789	8,500	8,755	
一般貸倒引当金繰入額	▲ 1,886	5,045	−	2,381	※7
経費	7,001	6,701	6,500	6,470	
人件費	2,941	2,718	2,585	2,539	
物件費	3,706	3,666	3,577	3,577	
不良債権処理損失額	10,077	10,386	5,000	8,364	※7
株式等関係損(▲)益	3,114	▲ 1,307	▲ 700	▲ 6,357	※8
株式等償却	1,181	1,306	−	5,275	
経常利益	3,591	▲ 5,221	2,300	▲ 5,972	※9
特別利益	30	268	−	60	
特別損失	891	413	800	798	
法人税、住民税及び事業税	94	327	700	403	
法人税等調整額	★ 1,257	△ 2,465		△ 2,330	
税引後当期利益	1,379	▲ 3,228	800	▲ 4,783	※9
(配当)					(億円、円、%)
配当可能利益	さくら 1,650 住友 2,067	4,426	5,316	6,295	
配当金総額(中間配当を含む)	さくら 357 住友 224	373	373		
普通株配当金	さくら 247 住友 188	228	228		
優先株配当金＜公的資金分＞	さくら 110 住友 36	145	145		
優先株配当金＜民間調達分＞	さくら 0 住友 −	−	−		
1株当たり配当金(普通株)	さくら 6.0 住友 6.0	4.0	4.0		
配当率(優先株＜公的資金分＞)	さくら 1.37 住友 0.70	1.11	1.11		
配当率(優先株＜民間調達分＞)	さくら 0.75 住友 −	−	−		
配当性向	さくら 34.72 住友 36.15	−	34.81		

	13/3月期 実績(注1)		14/3月期 実績(注2)	15/3月期 計画(注3)	15/3月期 実績(注4)	備考
(経営指標)						(%)
資金運用利回(A)	さくら	2.50	2.39	2.74	1.86	
	住友	2.57				
貸出金利回(B)	さくら	2.35	2.07	2.68	1.84	
	住友	2.43				
有価証券利回	さくら	1.74	2.15	1.65	1.11	
	住友	1.79				
資金調達原価(C)	さくら	2.00	1.59	2.21	1.22	
	住友	2.06				
預金利回(含むNCD)(D)	さくら	0.72	0.49	0.93	0.23	
	住友	1.13				
経費率(E)	さくら	1.12	0.98	0.98	0.99	
	住友	0.92				
人件費率	さくら	0.46	0.39	0.39	0.39	
	住友	0.39				
物件費率	さくら	0.60	0.53	0.54	0.55	
	住友	0.48				
総資金利鞘(A)-(C)	さくら	0.50	0.80	0.53	0.64	
	住友	0.51				
預貸金利鞘(B)-(D)-(E)	さくら	0.50	0.59	0.77	0.61	
	住友	0.38				
非金利収入比率	さくら	18.03	8.91	12.66	11.05	
	住友	10.53				
OHR(経費/業務粗利益)			36.15		36.74	
ROE(一般貸引前業務純益/資本勘定<平残>)	さくら	15.67	33.95	26.24	40.52	※10
	住友	23.56				
ROA(一般貸引前業務純益/総資産<平残>)	さくら	0.75	1.12	0.89	1.12	
	住友	0.80				
修正コア業務純益ROA(注6)			0.91		1.03	

(注1)原則として、さくら銀行・住友銀行両行の計数を合算して表示しております。
(注2)旧三井住友銀行の計数を表示しております。
(注3)14/3期当期利益実績が計画値より3割以上未達となったことに伴う、収益改善のための代替措置を勘案しております。
(注4)損益及び平残項目については、合併前の旧三井住友銀行(平成14年4月1日～平成15年3月16日)の計数を含めて表示しております。
(注5)任意積立金及び未処分利益を合算しております。
(注6)(一般貸引前業務純益-国債等債券損益-子会社配当等)/(総資産-支払承諾見返)<平残>

★大阪府の「事業税外形標準課税」導入の影響:320億円

(図表１－２)収益動向［三井住友フィナンシャルグループ(連結)］

	14/3月期 実績(注4)	15/3月期 実績
(規模)〈末残〉		(億円)
総資産	1,080,050	1,046,074
貸出金	636,456	610,829
有価証券	206,946	241,185
特定取引資産	32,781	44,954
繰延税金資産	18,825	19,561
少数株主持分	9,838	9,967
総負債	1,041,085	1,011,867
預金・ＮＣＤ	716,481	677,840
債券	－	－
特定取引負債	23,315	28,514
繰延税金負債	392	439
再評価に係る繰延税金負債	640	588
資本勘定計	29,126	24,241
資本金	13,267	12,477
資本剰余金(注1)	16,844	8,562
利益剰余金(注2)	1,177	3,117
土地再評価差額金	1,212	1,014
その他有価証券評価差額金	▲ 3,048	▲ 242
為替換算調整勘定	▲ 152	▲ 535
自己株式(注3)	▲ 175	▲ 152

(収益)		(億円)
経常収益	37,797	35,064
資金運用収益	21,767	18,169
役務取引等収益	3,873	4,242
特定取引収益	1,295	2,065
その他業務収益	8,456	9,470
その他経常収益	2,407	1,118
経常費用	43,603	40,221
資金調達費用	7,269	4,174
役務取引等費用	677	713
特定取引費用	－	7
その他業務費用	6,667	7,211
営業経費	9,356	8,892
その他経常費用	19,635	19,223
貸出金償却	3,919	3,646
貸倒引当金繰入額	12,043	6,547
一般貸倒引当金純繰入額	5,274	2,506
個別貸倒引当金純繰入額	6,815	4,080
経常利益	▲ 5,806	▲ 5,157
特別利益	294	119
特別損失	531	871
税金等調整前当期純利益	▲ 6,043	▲ 5,909
法人税、住民税及び事業税	1,019	661
法人税等調整額	▲ 2,893	▲ 2,252
少数株主利益	470	336
当期純利益	▲ 4,639	▲ 4,654

(注1)14/3月期は資本準備金に資本準備金減少差益を加算した額を表示しております。
(注2)14/3月期は連結剰余金から資本準備金減少差益を控除した額を表示しております。
(注3)14/3月期の自己株式には子会社の所有する親会社株式を含んでおります。
(注4)旧三井住友銀行(連結)の計数を表示しております。

(図表2)自己資本比率の推移 … 国際統一基準を採用

[三井住友銀行(単体)]

(億円)

	13/3月期実績 旧さくら	13/3月期実績 旧住友	14/3月期 実績(注6)	15/3月期 計画(注7)	15/3月期 実績	備考
資本金(注1)	10,427	7,528	13,267	13,267	5,600	※1
うち普通株式	6,401	5,023	6,762	6,762		
うち優先株式(非累積型)	4,026	2,505	6,505	6,505		
優先出資証券	2,837	5,630	8,636	8,636	7,328	
資本準備金	8,995	6,431	13,268	13,268	8,797	※1
その他資本剰余金			3,576	3,576	3,576	
利益準備金(注2)	1,312	1,102	−	−	−	
その他有価証券の評価差損	−	−	△ 2,980	△ 2,560	△ 179	※2
任意積立金(注2)	560	1,655	2,215	2,215	2,215	
次期繰越利益(注3)	1,090	673	1,230	1,699	1,915	
自己株式	0	0	△ 3	△ 3	−	
その他(注4)	18	40	62	62	60	
Tier I 計	25,240	23,060	39,272	40,161	29,314	
(うち税効果相当額)	(5,241)	(5,504)	(17,411)	(16,600)	(18,146)	
優先株式(累積型)	−	−	−	−	−	
優先出資証券	−	−	−	−	−	
永久劣後債	4,024	4,413	5,669	5,484	2,641	
永久劣後ローン	1,350	700	2,300		3,050	
有価証券含み益	−	−	−	−	−	
土地再評価益	315	1,212	736	704	644	
貸倒引当金	1,428	2,250	7,912	7,225	6,726	
その他	−	−	−	−	−	
Upper Tier II 計	7,118	8,575	16,617	13,413	13,061	
期限付劣後債 期限付劣後ローン	5,735	11,405	17,475	14,910	14,657	
その他	−	−	−	−	−	
Lower Tier II 計	5,735	11,405	17,475	14,910	14,657	
Tier II 計	12,854	19,980	34,092	28,323	27,718	
Tier III	−	−	−	−	−	
控除項目	169	588	553	553	554	
自己資本合計	37,925	42,452	72,810	67,931	56,478	

(億円)

リスクアセット	318,406	359,462	632,966	578,000	538,071	
オンバランス項目	295,475	321,663	579,650	524,700	502,977	
オフバランス項目	21,576	36,545	51,923	51,900	33,225	
その他(注5)	1,354	1,254	1,393	1,400	1,870	

(%)

自己資本比率	11.91	11.80	11.50	11.75	10.49	
Tier I 比率	7.92	6.41	6.20	6.94	5.44	

(注1) 15/3月期(実績)につきましては、株式種類毎に区分できないため、内訳の金額は記載しておりません。

(注2) 利益処分を勘案した額を表示しております。

(注3) 当期未処分利益から社外流出予定額を控除した額を表示しております。

(注4) 少数株主持分(除く優先出資証券)、為替換算調整勘定の額を表示しております。

(注5) マーケット・リスク相当額を8%で除して得た額を表示しております。

(注6) 旧三井住友銀行(単体)の計数を表示しております。

(注7) 14/3期当期利益実績が計画値より3割以上未達となったことに伴う、収益改善のための代替措置を勘案しております。

<前提>

為替：15/3月期計画　133.25円/ﾄﾞﾙ

(図表２)自己資本比率の推移 … 国際統一基準を採用

[三井住友フィナンシャルグループ(連結)]　(億円)

	13/3月期実績 旧さくら	13/3月期実績 旧住友	14/3月期 実績(注6)	15/3月期 計画(注7)	15/3月期 実績	備考
資本金(注1)	10,427	7,528	13,267	13,267	12,477	
うち普通株式	6,401	5,023	6,762	6,762		
うち優先株式(非累積型)	4,026	2,505	6,505	6,505		
優先出資証券	2,837	5,630	8,636	8,636	8,401	
資本準備金	8,995	6,431	13,268	13,268		
資本剰余金					8,562	
剰余金(注2)	1,960	3,087	4,380	5,014		
利益剰余金(注3)					2,784	
その他有価証券の評価差損	−	−	△ 3,048	△ 2,628	△ 242	※1
自己株式	△ 46	△ 141	△ 175	△ 175	△ 152	
為替換算調整勘定	△ 209	△ 322	△ 152	△ 152	△ 535	※2
その他(注4)	999	369	1,017	1,083	1,265	
Tier I 計	24,964	22,583	37,194	38,314	32,559	
(うち税効果相当額)	(5,582)	(5,740)	(18,433)	(17,600)	(19,122)	
優先株式(累積型)	−	−	−	−	−	
優先出資証券	−	−	−	−	−	
永久劣後債	4,024	4,413	5,669	5,484	2,641	
永久劣後ローン	1,350	700	2,300		3,050	
有価証券含み益	−	−	−	−	−	
土地再評価益	466	1,222	829	797	717	
貸倒引当金	1,631	2,327	8,444	7,750	7,396	
その他	−	−	−	−	−	
Upper Tier II 計	7,472	8,662	17,242	14,031	13,804	
期限付劣後債	6,043	11,291	17,806	15,241	15,813	
期限付劣後ローン						
その他	−	−	−	−	−	
Lower Tier II 計	6,043	11,291	17,806	15,241	15,813	
Tier II 計	13,516	19,954	35,048	29,272	29,616	
Tier III	−	−	−	−	−	
控除項目	137	1,036	1,633	2,445	2,386	
自己資本合計	38,343	41,500	70,608	65,141	59,789	

(億円)

リスクアセット	338,914	379,252	675,480	620,000	591,669	
オンバランス項目	318,125	346,090	625,322	569,900	554,177	
オフバランス項目	19,247	30,963	48,032	48,000	35,254	
その他(注5)	1,540	2,199	2,127	2,100	2,238	

(%)

自己資本比率	11.31	10.94	10.45	10.50	10.10	
Tier I 比率	7.36	5.95	5.50	6.17	5.50	

(注1) 15/3月期(実績)につきましては、株式種類毎に区分できないため、内訳の金額は記載しておりません。
(注2) 連結剰余金から社外流出予定額を控除した額を表示しております。
(注3) 利益剰余金から社外流出予定額を控除した額を表示しております。
(注4) 少数株主持分(除く優先出資証券)、営業権相当額、連結調整勘定相当額を表示しております。
(注5) マーケット・リスク相当額を８％で除して得た額を表示しております。
(注6) 旧三井住友銀行(連結)の計数を表示しております。
(注7) 14/3期当期利益実績が計画値より3割以上未達となったことに伴う、収益改善のための代替措置を勘案しております。

＜前提＞
為替：15/3月期計画　133.25円/ドル

(図表5)部門別純収益動向［三井住友銀行(単体)］　(億円)

	14/3月期 実績(注1)	15/3月期 実績(注2)
資金関係損益	2,778	2,783
手数料＋外為	377	344
個人部門	3,155	3,127
資金関係損益	4,254	3,372
手数料＋外為	1,584	2,318
法人部門	5,838	5,690
資金関係損益	1,155	1,017
手数料＋外為	508	611
企業金融部門	1,663	1,628
ｳﾁ ﾏｰｹﾃｨﾝｸﾞ業務	884	876
ﾄﾚｼﾞｬﾘｰ業務	15	13
国際部門	784	864
資金関係損益	---	94
手数料＋外為	---	2
ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部	---	96
ｳﾁ ﾊﾞﾝｷﾝｸﾞ業務	4,566	5,211
ﾄﾚｰﾃﾞｨﾝｸﾞ業務	543	638
市場営業部門	5,077	5,815
本社管理	2,018	386
業務粗利益	18,535	17,606
経費	▲6,701	▲6,470
業務純益(除く一般貸倒引当金繰入)	11,834	11,136

(注1)旧三井住友銀行の計数を表示しております。
(注2)合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。

(図表6) リストラの推移及び計画 [2社合算ベース：三井住友フィナンシャルグループ＋三井住友銀行]

	13/3月末 実績	14/3月末 実績	15/3月末 計画(注)	15/3月末 実績	備考
(役職員数)					
役員数 (人)	38	33	38	24	
取締役(( )内は非常勤) (人)	29(5)	26(2)	29(4)	17(2)	
監査役(( )内は非常勤) (人)	9(4)	7(4)	9(4)	7(3)	
従業員数(注) (人)	27,142	25,027	23,500	24,024	*1

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。
*1：15/3月末実績は、旧わかしお銀行の従業員を除いたベースでは23,401名となります。

(国内店舗・海外拠点数)					
国内本支店(注1) (店)	578	564	401	437	*2
海外支店(注2) (店)	33	21	22	20	
(参考)海外現地法人(注3) (社)	34	25	28	26	

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。
(注2)出張所、駐在員事務所を除いております。
(注3)出資比率50%以下のものを除いております。
*2：15/3月末実績には、旧わかしお銀行の34ヶ店を含んでおります。また1ヶ所に2ヶ店が併存する共同店舗を2ヶ所(15/3月末)実施しております。

	13/3月期 実績	14/3月期 実績	15/3月期 計画(注)	15/3月期 実績	備考
(人件費)					
人件費 (百万円)	294,004	271,788	258,500	254,346	
うち給与・報酬 (百万円)	242,004	221,889	209,700	205,602	
平均給与月額 (千円)	510	496	502	508	*3

*3：わかしお銀行との合併準備等のため、時間外手当が一時的に増加したことによるものであります。
(注)平均年齢は38.6歳であります(平成15年3月末)。

(役員報酬・賞与)					
役員報酬・賞与(注1) (百万円)	1,033	830	920	763	
役員報酬 (百万円)	1,033	830	920	763	
役員賞与 (百万円)	0	0	0	0	
平均役員(常勤)報酬・賞与 (百万円)	28	28	31	(注2) 27	
平均役員退職慰労金 (百万円)	112	81	87	63	

(注1)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。
(注2)旧わかしお銀行分を除いております。

(物件費)					
物件費(注1) (百万円)	370,589	366,637	357,700	355,248	
機械化関連費用(注2) (百万円)	86,426	96,324	94,800	90,486	
除く機械化関連費用 (百万円)	284,163	270,313	262,900	264,762	*4

*4：わかしお銀行との合併により、増加したものであります。
(注1)15/3月期実績は、子銀行が持株会社に対して支払う経営指導料相当分を控除しております。
(注2)リース等を含む実質ベースで記載しております。

(注)14/3月期当期利益実績が計画値より3割以上未達となったことに伴う、収益改善のための代替措置を勘案しております。

(図表7)子会社・関連会社一覧(国内)(注1)

(億円)

会社名	設立年月	代表者(注2)	主な業務	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
[三井住友フィナンシャルグループ]												
三井住友カード株式会社	S42/12月	加藤 重義	クレジットカード業務	H15/3月	7,917	2,836	214	966	1,706	248	140	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H15/3月	16,781	8,912	986	1,399	1,434	74	31	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H15/3月	650	224	140	211	200	101	79	連結
大和証券エスエムビーシー株式会社	H11/2月	清田 瞭	ホールセール証券業務	H15/3月	62,220	17,563	1,750	3,538	1,632	166	64	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 脩一	投資顧問業務、投資信託業務	H15/3月	104	-	-	85	80	5	△ 0	持分法
[三井住友銀行]												
株式会社みなと銀行	S24/9月	西村 忠福	銀行業務	H15/3月	28,105	910	302	773	48	71	11	連結
株式会社関西銀行	T11/7月	伊藤 忠彦	銀行業務	H15/3月	12,813	230	230	435	371	47	21	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H15/3月	288	238	151	34	-	4	3	連結
関銀サービス株式会社	S29/2月	城後 強	銀行店舗不動産管理・賃貸業務	H15/3月	175	76	72	68	-	4	2	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H15/3月	1,698	413	-	81	114	△ 28	△ 28	連結
エスエムビーシー信用保証株式会社	S51/7月	吉川 修二	信用保証業務	H15/3月	71,491	-	-	862	947	△ 159	△ 160	連結
株式会社エスシー・カードビジネス	S58/4月	武田 功一	カード会員に対するサービス業務	H15/3月	35	13	13	1	-	△ 24	△ 34	連結
さくらカード株式会社	S58/2月	佐藤 豊和	クレジットカード業務	H15/3月	2,278	407	190	153	107	22	16	連結
アットローン株式会社	H12/6月	佐藤 邦夫	個人向けローン業務	H15/3月	870	690	690	25	130	△ 82	△ 82	連結
エスエムビーシーキャピタル株式会社	H7/8月	松田 道弘	ベンチャーキャピタル業務	H15/3月	132	104	104	23	17	△ 6	△ 5	連結
エスエムビーシーコンサルティング株式会社	S56/5月	阿森 達雄	経営相談業務・会員事業	H15/3月	28	-	-	19	18	10	6	連結
エスエムビーシーファイナンス株式会社	S47/12月	宮本 啓三	融資業務・ファクタリング業務	H15/3月	5,881	4,305	2,829	739	1,100	62	5	連結
エスエムビーシー抵当証券株式会社	S58/10月	鯵見 満裕	融資業務	H15/3月	3,161	3,059	3,029	93	41	46	38	連結
株式会社三井ファイナンスサービス	S54/12月	滝沢 義弘	集金代行業務	H15/3月	1,128	341	305	34	-	8	8	連結
さくらファイナンスサービス株式会社	S54/7月	大場 將弘	集金代行業務	H15/3月	946	325	325	22	-	△ 23	△ 14	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務・コンサルティング業務	H14/12月	2	-	-	2	2	△ 0	△ 0	連結
さくらフレンド証券株式会社	S7/4月	吉田 千之輔	証券業務	H15/3月	564	43	-	370	212	△ 16	△ 63	連結
明光ナショナル証券株式会社	S23/3月	十河 安義	証券業務	H15/3月	880	-	-	521	175	△ 5	△ 34	連結
株式会社さくらケーシーエス	S44/3月	小川 惠三	システム開発・情報処理業務	H15/3月	179	8	4	120	2	6	1	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H15/3月	176	60	38	73	0	5	1	連結
エスエムビーシービジネス債権回収株式会社	H11/3月	府川 太郎	債権管理回収業務	H15/3月	37	7	7	10	5	4	2	連結
グローバルファクタリング株式会社	H4/12月	大場 將弘	金銭債権買取業務	H15/3月	1,982	1,624	1,624	1	-	1	1	連結
三井住友アセットマネジメント株式会社	H14/12月	井上 惠介	投資顧問業務、投資信託委託業務	H15/3月	168	-	0	117	34	8	△ 2	持分法
ディ-エルジェイディレクト・エスエフジー証券株式会社	H11/3月	國重 惇史	証券の電子取引金融業務	H15/3月	933	60	-	30	13	△ 1	△ 3	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	金子 誠太郎	確定拠出年金制度導入に関するコンサルティング業務	H15/3月	24	-	-	22	12	△ 7	△ 7	持分法
株式会社クオーク	S53/4月	野一色 靖夫	金銭債権買取業務	H15/3月	10,578	1,388	1,320	336	29	46	17	持分法
[三井住友銀リース]												
三井住友銀オートリース株式会社	H7/1月	齋藤 純夫	リース業務	H15/3月	1,814	1,249	235	103	-	16	6	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H15/3月	101	77	15	13	-	3	6	連結
さくらリース株式会社	S63/3月	白賀 洋平	リース業務	H15/3月	995	892	758	12	-	21	10	連結
有限会社スペース・サービス	H10/2月	川勝 一明	リース業務	H15/3月	59	47	28	0	-	△ 0	△ 0	連結
エス・ピー・エル・パートナーズ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H14/12月	145	143	143	0	-	0	0	連結
阿波銀リース株式会社	S49/1月	福永 義和	リース業務	H15/3月	427	326	15	58	-	△ 10	△ 11	持分法
山陰総合リース株式会社	S50/4月	谷本 敏	リース業務	H15/3月	507	431	15	41	-	9	5	持分法
三重銀総合リース株式会社	S54/8月	早川 和秀	リース業務	H15/3月	121	97	9	14	-	2	1	持分法
エヌイーシーリース株式会社	S45/9月	山本 武彦	リース業務	H15/3月	7,069	6,387	776	343	-	81	48	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
[三井住友銀行]													
欧州三井住友銀行	H15/3月	木本 泰行	銀行業務	US$	H15/3月	12,158	87	4,523	1,705	1,700	6	5	連結
マニュファクチャラーズ銀行	S49/11月	藤嶋 喬	商業銀行業務	US$	H14/12月	1,158	15	1	188	283	12	7	連結
カナダ三井住友銀行	H13/4月	佐藤 礼二	商業銀行業務	CAN$	H15/1月	1,533	61	31	150	122	10	5	連結
ブラジル三井住友銀行	S33/10月	三角 岳明	商業銀行業務	R$	H14/12月	1,268	502	512	312	302	181	129	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	商業銀行業務	RPIAH	H14/12月	6,469	928	2,120	1,212	960	265	184	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H14/12月	1,142	230	198	731	690	45	18	連結
SMBCキャピタル・マーケット会社	S61/12月	河本 尚之	スワップ関連業務・投融資業務	US$	H14/12月	4,987	288	2,978	850	609	676	433	連結
英国SMBCキャピタル・マーケット会社	H7/4月	河本 尚之	スワップ関連業務	US$	H14/12月	1,146	35	-	332	300	5	3	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	金融業務	A$	H14/12月	2,333	1,907	1,840	66	105	16	12	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H14/12月	291	242	25	45	40	1	0	連結
エス・エフ・ブイ・アイ会社	H9/7月	島田 秀男	投資業務	US$	H14/12月	508	-	-	508	500	20	20	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	種橋 潤治	金融業務	US$	H14/12月	509	498	83	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	種橋 潤治	金融業務	US$	H14/12月	1,908	1,903	1,907	0	0	0	0	連結
住友ファイナンス・インターナショナル	H3/7月	河本 尚之	投融資業務	STG	H14/12月	283	118	71	125	200	12	12	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	種橋 潤治	金融業務	US$	H14/12月	4,553	4,513	4,383	1	0	0	0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Vongthip Chumpani	リース業務	TBAH	H14/12月	1,572	1,134	94	181	6	100	67	持分法
[三井住友銀リース]													
SMBC Leasing (Singapore) Pte Ltd	S55/5月	錦織 伸一	リース業務	S$	H14/12月	166	136	103	9	-	△8	△8	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	芝田 康司	リース業務	HK$	H14/12月	963	911	735	56	-	8	8	連結
SMBC Leasing (Thailand) Co. , Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H14/12月	1,426	1,093	958	201	-	35	24	連結
広州三井住友銀租賃有限公司	H8/9月	拓植 二郎	リース業務	RMB	H14/12月	119	35	35	74	-	2	1	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H14/12月	114	94	97	6	-	1	1	連結
SMBC Leasing (UK) Limited	S61/5月	拓植 二郎	リース業務	STG	H14/12月	22	17	11	4	-	0	0	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H14/12月	191	255	152	32	0	0	0	連結

(注1) 三井住友フィナンシャルグループの連結決算の対象先のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額が1億円超の先について記載しております。
海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。
(注2) 直近決算期末における代表者を記載しております。
(注3) 社債・コマーシャルペーパーを含んでおります。
(注4) 保証の額を含んでおります。
(注5) 三井住友フィナンシャルグループ分と三井住友銀行分を合算して表示しております。
(注6) 三井住友フィナンシャルグループの連結決算を基準としております。
(注7) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し、及びグループ戦略上の位置付けについて別紙に記載しております。
(注8) 明光ナショナル証券株式会社、フィナンシャル・リンク株式会社他2社は株式取得により、欧州三井住友銀行他9社は新規設立により当連結会計年度から連結子会社としております。また、連結の範囲から除外していた子会社エス・ピー・エル・サービス株式会社他23社を当連結会計年度より連結子会社としております。
さくら投信投資顧問株式会社他4社は合併により、Sumitomo Mitsui Finance Australia (Securities) Limited他5社は清算により、エス・ピー・オートサービス株式会社は売却により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。
SMFG Finance (Cayman) LimitedおよびSMFC Holdings (Cayman) Limitedは新規設立により、エヌイーシーリース株式会社は株式取得により、当連結会計年度より持分法適用の関連会社としております。三井住友アセットマネジメント株式会社はさくら投信投資顧問株式会社の合併に伴う株式取得により、当連結会計年度より持分法適用の関連会社としております。また、持分法非適用としていた関連会社阿波銀リース株式会社他8社について、当連結会計年度より持分法を適用しております。
明光ナショナル証券株式会社他1社は株式取得により連結子会社となったことから、持分法適用関連会社から除外しております。Bangkok SMBC Systems Ltd.他1社は清算等により、関連会社でなくなったため、当連結会計年度より、持分法適用関連会社から除外しております。

(注7)の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
大和住銀投信投資顧問株式会社	16年3月期 当期損益1億円。	大和証券グループとの戦略的提携による資産運用会社
関銀サービス株式会社	16/3期黒字確保。	関西銀行の店舗用不動産保有・管理子会社
株式会社ジャパンネット銀行	14年度実績▲28億円(前年比+26億円)。早期黒字化に向けて取組中。	インターネット専業銀行
エスエムビーシー信用保証株式会社	14/3に住銀保証㈱をエスエムビーシー信用保証㈱の100%出資子会社として統合。16年度には2社合算ベースで黒字化の見込みであり、現状ではほぼ計画通りに進捗中。	三井住友銀行の住宅ローン保証子会社
株式会社エスシー・カードビジネス	16/3期黒字確保。	三井住友銀行のカード会員向けサービス業務子会社
アットローン株式会社	現在、創業赤字を計上中。残高増強の推進等により、早期黒字化を目指す。	グループ内唯一の個人向けローン専業会社
エスエムビーシーキャピタル株式会社	新規ファンド設立による管理報酬の増加、投資株式の償却額減少により、今期黒字化の見込。	成長企業等の資金ニーズに対し積極的なエクイティ投資を推進する戦略子会社。
エスエムビーシー抵当証券株式会社	16/3期黒字確保。	三井住友銀行の融資業務子会社
さくらファイナンスサービス株式会社	16/3期黒字化(H15.4.1付合併により新社名SMBCファイナンスサービス)。	三井住友銀行の融資業務・ファクタリング業務子会社
フィナンシャル・リンク株式会社	案件成約により、今期黒字化の見込。	企業の資金・決済に関する金融関連サービスを銀行およびグループ会社と連携してトータルにコーディネートする戦略子会社。
さくらフレンド証券株式会社	15年4月に明光ナショナル証券と合併し、SMBCフレンド証券発足。15/3期は、合併に伴う特別損失により当期損失(経常黒字)。合併効果により経費抑制で経常黒字拡大、当期黒字化を目指す。	三井住友銀行のリテール証券子会社
明光ナショナル証券株式会社	15年4月にさくらフレンド証券と合併し、SMBCフレンド証券発足。15/3期は、合併に伴う特別損失により当期損失(経常黒字)。合併効果により経費抑制で経常黒字拡大、当期黒字化を目指す。	三井住友銀行のリテール証券子会社
三井住友アセットマネジメント株式会社	14年12月に、三井住友銀行、三井生命、住友生命、三井住友海上各社の運用子会社5社が合併し発足。15/3期は合併に伴う特別損失により当期損失(経常黒字)。16/3期は合併効果により経常黒字拡大、当期黒字化を目指す。	資産運用業務における三井住友銀行関連会社
ディ・エルジェイディレクト・エスエフジー証券株式会社	15/3期は経常黒字確保。顧客基盤拡大、経費抑制等により収益力を強化し、経常黒字拡大、当期黒字化を目指す。	三井住友銀行のネットビジネス戦略上のオンライン証券業務関連会社
ジャパン・ペンション・ナビゲーター株式会社	早期黒字化に向け、業務本格化による増収ならびにサービスレベルの向上による一層の収益力強化を推進するが、システム初期投資の償却負担等で当面赤字基調が続く見込。	確定拠出年金業務運行のための中核会社
有限会社スペース・サービス	構選い。	三井住友銀リースの特定目的子会社
阿波銀リース株式会社	16/3期黒字化。	三井住友銀リースの関連会社
住友ファイナンス・インターナショナル	14/12期は当期黒字確保。15/12月期も黒字を目指す。	投資会社
SMBC Leasing (Singapore) Pte Ltd	15/12期黒字確保。	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	15/12期黒字確保。	三井住友銀リースの海外現地法人
広州三井住友銀租賃有限公司	15/12期黒字確保。	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算を前提に回収に専念。	三井住友銀リースの海外現地法人

(図表10-1) 貸出金の推移[三井住友銀行(単体)]

(残高) (億円)

		14/3月末 実績 (A)	15/3月末 計画 (B)	15/3月末 実績 (C)	備考
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	553,022	539,422	542,080	
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	538,796	525,196	533,309	
中小企業向け貸出(注1)	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	264,123	259,823	240,373	
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	259,701	255,401	237,314	
うち保証協会保証付貸出		24,355	21,355	19,755	
個人向け貸出(事業用資金を除く)		124,930	131,430	127,751	
うち住宅ローン		108,108	114,608	111,614	
その他		163,969	148,169	173,956	
海外貸出		46,262	41,262	30,744	
合計		599,284	580,684	572,824	

(増減額・実勢ベースを算出するうえで考慮すべき要因考慮後) (億円)

		15/3月期 計画 (B)−(A)+(ア)	15/3月期 実績 (C)−(A)+(イ)	備考
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	▲4,800	＋16,984	
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	▲4,800	＋22,439	
中小企業向け貸出(注1)	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	＋ 700	▲8,660	
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	＋ 700	▲7,297	※1

(注1)中小企業向け貸出とは、資本金又は出資金3億円(但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円)以下の法人または常用する従業員が300人(但し、卸売業・サービス業は100人、小売業・飲食業は50人)以下の法人向け貸出(個人に対する事業用資金を含む)を指す。

(実勢ベースを算出するうえで考慮すべき要因) (億円 、( )内はうち中小企業向け貸出)

	14年度中 計画 (ア)	14年度中 実績 (イ)	備考
貸出金償却(注1)		＋2,536 (＋ 116)	
CCPC(注2)		＋1,047 (＋1,047)	
債権流動化(注3)		＋8,914 (＋3,120)	
部分直接償却実施額(注4)	＋8,800 (＋5,000)	＋4,342 (＋3,268)	
協定銀行等への資産売却額(注5)		＋ 998 (＋ 632)	
バルクセールその他(注6)		＋3,219 (＋2,963)	
その他(注7)		＋6,870 (＋3,944)	
計	＋8,800 (＋5,000)	＋27,926 (＋15,090)	

(注1)無税化(法人税基本通達9−6−1、9−6−2、9−4−1、9−4−2)を事由とする直接償却額。
(注2)共同債権買取機構に売却した債権に関する最終処理額。
(注3)主として正常債権の流動化額。
(注4)部分直接償却当期実施額。
(注5)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。
(注6)不良債権のバルクセール実施額及びその他の不良債権処理関連。
(注7)私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。

（図表１２）リスク管理の状況［三井住友銀行］（平成１５年３月末現在）

種　類	現在の管理体制	当期における改善等の状況
信用リスク	［規定・基本方針］ ・与信の基本規程として「クレジットポリシー」を定め、これを踏まえたリスク管理の基本方針を定期的に取締役会にて策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。更に業務執行上の経営レベルでの審議·決定等の場として経営会議の一形態として「信用リスク会議」を設置。 ・信用リスク管理の統括部署として融資企画部を設置（ただし、カントリーリスクについては国際審査部が所管）するとともに、各業務部門内に個別に「審査部」を設置し個別与信の審査・管理を実施。また、業務部門・本社部門から独立した資産監査部が信用リスク管理状況を監査することにより、十分な牽制体制を確保。 ［リスク管理手法］ ・行内格付制度、信用リスク計量化等、信用リスクを統合的・定量的・経常的に把握するための「信用リスクモデル」、リスクに応じた効率的な与信運営を実施するための「与信プロセス」、リスク制御やリスク分散、与信構成の最適化を図るための「ポートフォリオ管理」等をリスク管理の基本要件として認識し、管理を実施。 ・また、特定の国への与信集中回避のため、国ごとの信用力評価に基づいた国別の与信枠を設定し、カントリーリスクの管理を実施。 ・連結ベースのリスク管理については、リスクの度合い、重要性に応じて順次管理体制の整備を実施中。	・特定の問題企業を集中的に所管して、事業再生の見極め、再生支援・オフバランス化の推進に努め、不良債権問題の早期終結に取り組むため、戦略金融部門を新たに設置。 ・金融再生プログラム等をふまえ、大口問題債権に対する引当の十分性をより高めるためＤＣＦ的引当手法を導入。 ・アクティブ・ポートフォリオ・マネジメントの一環として、信用リスク抑制のためシンセティックＣＬＯを実施。
市場リスク	［規定・基本方針］ ・市場リスク管理の基本規程として「市場リスク・流動性リスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定。 ［体制・リスク管理部署］ ・管理体制は、取締役会を頂点とし、経営会議の一形態として「市場リスク会議」、ならびに個別委員会として「ＡＬＭ委員会」を業務執行レベルでの審議·決定等の場として設置。 ・市場リスクの統括部署として統合リスク管理部を設置すると共に、相互牽制体制の確立のため、フロント、ミドル、バックの組織·権限の分離を実施。 ・また、内部監査部署として、業務執行·リスク管理ラインから独立した業務監査部を設置し、適切な牽制体制を確保している。	・15年度上期「市場リスク・流動性リスク管理の基本方針」を策定（14年度下期分を見直し）し、15年度上期市場リスク関連極度·ガイドラインとその設定方針等を取締役会（15/3）において決議。

種　類	現在の管理体制	当期における改善等の状況
	[リスク管理手法] ・市場業務（バンキング・トレーディング）のリスク管理については、自己資本等の経営体力や市場取引の業務運営方針等を勘案し、「リスク資本極度」に基づき、(1)ＶａＲガイドライン、(2)ポジション極度、(3)損失限度ガイドライン／損失限度の３種類の枠を設定。 ・政策投資株式等の価格変動リスク管理については、自己資本等の経営体力や政策投資株式等の運営方針を勘案し、「リスク資本極度」に基づき、「リスク資本ガイドライン」を設定。 ・リスク状況については、定期的に、また必要に応じて随時、経営に報告を実施。 ・市場流動性リスクについては、各拠点別に極度額を設定すると共に、ガイドラインを設け、モニタリングによるリスク状況の把握、状況に応じた管理を実施。 ・連結ベースのリスク管理については、当面、連結子会社の管理体制の整備を優先し、リスクの度合いおよび管理体制に応じた管理区分分類に応じて行う方針。	・本格ヘッジ会計導入に伴い、時価会計が適用される取引の時価損益及び発生主義会計が適用さる取引の評価損益毎にガイドラインを設定し、損失限度管理を開始。 ・欧米拠点・シンガポール・香港に続き、バンコク拠点に新金利・為替系システムを導入。 ・重点的に管理する必要のあるグループ会社についてリスク管理態勢の確立を推進。
流動性リスク	[規定・基本方針] ・流動性リスク管理の基本規程として「市場リスク・流動性リスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定。	・15年度上期「市場リスク・流動性リスク管理の基本方針」を策定(14年度下期分を見直し)し、15年度上期流動性リスク関連極度・ガイドラインとその設定方針等を取締役会（15/3）において決議。
	[体制・リスク管理部署] ・流動性リスクの統括部署として統合リスク管理部を設置する他、市場リスクに準じた体制により管理･運営を実施。 ・また、内部監査部署として、業務執行･リスク管理ラインから独立した業務監査部を設置し、適切な牽制体制を確保している。	・外部環境の低迷、調達環境の一層の悪化に備え、保守的な流動性リスク管理体制を堅持。
	[リスク管理手法] ・資金流動性リスクについては、全体の資金繰り計画等を前提に格付等に応じたリスク管理フェーズを設定。フェーズ毎に円貨、外貨別の資金ギャップ管理を実施。 ・リスク状況については、定期的に、また必要に応じて随時、経営に報告を実施。 ・流動性危機時の対応を予め定めたコンティンジェンシープランを策定。 ・連結ベースのリスク管理については、当面、連結子会社の管理体制の整備を優先し、リスクの度合いおよび管理体制に応じた管理区分分類を行い管理。	・ＣＬＳの本番決済開始に伴い、ＣＬＳの決済額にガイドラインを設定し、日中流動性リスクの管理を開始。 ・重点的に管理する必要のあるグループ会社についてリスク管理態勢の確立を推進。

種　類	現在の管理体制	当期における改善等の状況
事務リスク	[規定・基本方針] ・事務運営・事務処理に関する基本的指針・原則を定める「事務管理規程」に則り、「事務リスク管理規則」を制定。これら規程を踏まえ、リスク管理の基本方針を定期的に取締役会で決定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・管理体制は、取締役会を頂点としてその内部組織として「リスク管理委員会」を設置する他、事務リスクの統括部署として、事務統括部を設置。 ・また、内部監査部署として、業務執行・リスク管理ラインから独立した業務監査部を設置し、適切な牽制体制を確保している。 [リスク管理手法] ・コンプライアンスおよびリスク管理にかかる手続は合併時点より一元化し、統一的な管理体制を整備。 また、システム統合完了により事務手続も完全一本化。 ・計量化モデルによる計測結果等に基づき、自己資本の一定割合をリスク資本として割当て。	事務リスク管理の基本方針に則り、以下の施策を実施。 ・銀行本体の自店検査制度を整備・統一するとともに、グループ会社の自店検査制度を整備。 ・国内外本店各部・グループ会社の事務リスク管理状況調査を実施。リスクの洗い出しとともに、その対応状況を確認。 ・事務ミス情報の網羅的な収集体制を整備するとともに、事務ミス発生時の連絡・指導体制を再構築。 ・QIS対応等、新BIS規制でのオペレーショナルリスクの計量化への対応を順次実施。
システムリスク	[規定・基本方針] ・システムリスクを適切に管理するための重要規程として「情報管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・管理体制は、取締役会を頂点としてその内部組織として「リスク管理委員会」を設置する他、システムリスクの統括部署として、情報システム企画部を設置。 ・また、内部監査部署として、業務執行・リスク管理ラインから独立した業務監査部を設置し、適切な牽制体制を確保している。 [リスク管理手法] ・旧さくら・旧住友のシステム統合を完了し、グループ会社も含めた、統一的なシステムリスク管理体制を整備。 ・リスク管理の基本原則に基づき、リスク管理体制の強化、リスク管理プロセスの高度化・精緻化を図り、リスク評価・管理を実施。	・15年度のシステムリスク管理の基本方針を取締役会において決議(15/3)。 ・システムリスク管理関連諸規程の改定(15/3)。 －情報・文書管理規程とシステムリスク管理規程を見直し・統合 －システムセキュリティ管理規則、システム企画開発規則を改定 ・リスク管理体制を整備し、技術革新やシステムの特性等に応じたリスク評価方法の精緻化を図り、各システムについて統一的なリスク管理を推進。 －国内外　133システム －海外拠点 23システム －ｸﾞﾙｰﾌﾟ会社173システム /17社 主要17社以外の先についてはシステムリスク管理態勢モニタリングを完了。

種　類	現在の管理体制	当期における改善等の状況
コンプライアンス(法務リスクを含む)	[規定・基本方針] ・コンプライアンスについては、取締役会にて全役職員が遵守すべき行動原則としての「コンプライアンス・マニュアル」を制定すると共に、コンプライアンス・マニュアルを実現するための年間計画である「コンプライアンス・プログラム」を策定。 [体制・リスク管理部署] ・管理体制は、取締役会の下、行内の横断的組織である、コンプライアンス委員会（担当役員を委員長、関係部長16名を委員とする他、社外の有識者を諮問委員として招聘）を設置。更に、統括部署として総務部を設置している。 ・また、内部監査部署として、業務執行･リスク管理ラインから独立した業務監査部を設置し、適切な牽制体制を確保している. [リスク管理手法] ・コンプライアンス態勢の基本は「各部店が自己責任において自律的に法令を遵守し、事後的に独立した業務監査部門が厳正な監査を行う二元構造」とし、上記体制に基づき管理を実施している。 ・また、コンプライアンス・プログラムについては、行内の横断的組織であるコンプライアンス委員会の方針の下、総務部が、関係本部や各部店に配置されたコンプライアンス・オフィサー等との連携を保ちつつ、推進中。	取締役会にて策定した平成14 年度コンプライアンス・プログラムに則り、以下の施策を実施。 ・コンプライアンス方針・規程等について、以下を実施。 －14 年度の本部・営業店の具体的取組方針通達を発牒。 －海外拠点の体制整備通達発牒。 －海外拠点向け解説文書制定。 －苦情処理規則等、改定。 ・コンプライアンス体制を強化すべく、以下を実施。 －各本部・営業店において、14 年度のコンプライアンス活動計画を作成。 －階層別研修の実施。 －内部者取引防止強化研修の実施。 －主要グループ会社との個別面談実施。 業務監査部による本部･営業店宛、監査・検査の実施。

(図表13)金融再生法開示債権の状況

(億円)

	14/3月末 実績(単体)	14/3月末 実績(連結)	15/3月末 実績(単体)	15/3月末 実績(連結)
破産更生債権及び これらに準ずる債権	4,935	6,382	5,249	6,560
危険債権	29,702	32,634	21,295	23,402
要管理債権	24,363	26,661	26,069	28,576
小計	59,000	65,677	52,613	58,538
正常債権	605,589	618,964	573,134	593,305
合計	664,589	684,641	625,747	651,843

(注1)14/3月末実績(単体・連結)は、旧三井住友銀行の計数を表示しております。
(注2)15/3月末実績(単体)は三井住友銀行、15/3月末実績(連結)は三井住友フィナンシャルグループ(連結)の計数を表示しております。

引当金の状況

(億円)

	14/3月末 実績(単体)	14/3月末 実績(連結)	15/3月末 実績(単体)	15/3月末 実績(連結)
一般貸倒引当金	8,723	9,295	11,132	11,739
個別貸倒引当金	10,841	12,147	9,500	10,580
特定海外債権引当勘定	154	154	116	116
貸倒引当金 計	19,718	21,596	20,748	22,435
債権売却損失引当金	806	864	172	207
特定債務者支援引当金	−	−	−	−
小　計	20,524	22,460	20,920	22,642
特別留保金	−	−	−	−
債権償却準備金	−	−	−	−
小　計	−	−	−	−
合　計	20,524	22,460	20,920	22,642

(注1)14/3月末実績(単体・連結)は、旧三井住友銀行の計数を表示しております。
(注2)15/3月末実績(単体)は三井住友銀行、15/3月末実績(連結)は三井住友フィナンシャルグループ(連結)の計数を表示しております。

(図表14) リスク管理債権情報

(億円、%)

	14/3月末 実績(単体)	14/3月末 実績(連結)	15/3月末 実績(単体)	15/3月末 実績(連結)
破綻先債権額(A)	1,957	2,275	1,724	2,014
延滞債権額(B)	31,845	35,998	23,902	27,102
3か月以上延滞債権額(C)	923	1,028	1,147	1,303
貸出条件緩和債権額(D)	23,440	25,543	24,922	27,288
①金利減免債権	5,060	5,106	5,235	5,595
②金利支払猶予債権	35	335	80	332
③経営支援先に対する債権	162	162	—	—
④元本返済猶予債権	18,095	19,777	19,506	21,219
⑤その他	88	163	101	142
合計(E)=(A)+(B)+(C)+(D)	58,165	64,844	51,695	57,707
部分直接償却	13,737	17,688	9,255	12,734
比率　(E)/総貸出	9.7%	10.2%	9.0%	9.4%

(注1)14/3月末実績(単体・連結)は、旧三井住友銀行の計数を表示しております。
(注2)15/3月末実績(単体)は三井住友銀行、15/3月末実績(連結)は三井住友フィナンシャルグループ(連結)の計数を表示しております。

(図表15) 不良債権処理状況

(単体) (億円)

	14/3月期 実績	15/3月期 実績
不良債権処理損失額(A)	10,386	8,364
個別貸倒引当金繰入額	6,632	3,754
貸出金償却等(C)	3,429	4,497
貸出金償却	2,719	2,597
CCPC向け債権売却損	84	164
協定銀行等への資産売却損(注1)	27	220
その他債権売却損	479	1,269
債権放棄損	120	247
債権売却損失引当金繰入額	370	152
特定債務者支援引当金繰入額	－	－
特定海外債権引当勘定繰入	△ 45	△ 39
一般貸倒引当金繰入額(B)	5,045	2,381
合計(A)＋(B)	15,431	10,745

<参考>

貸倒引当金目的取崩による直接償却等(D)	5,737	11,317
グロス直接償却等(C)＋(D)	9,166	15,814

(注1)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。
(注2)14/3月期は、旧三井住友銀行の計数を表示しております。
(注3)15/3月期は、合併前の旧三井住友銀行(平成14年4月1日～平成15年3月16日)の計数を含めて表示しております。

(連結) (億円)

	14/3月期 実績	15/3月期 実績
不良債権処理損失額(A)	11,760	9,503
個別貸倒引当金繰入額	6,815	4,080
貸出金償却等(C)	4,604	5,295
貸出金償却	3,800	3,399
CCPC向け債権売却損	98	171
協定銀行等への資産売却損(注1)	30	220
その他債権売却損	556	1,258
債権放棄損	120	247
債権売却損失引当金繰入額	387	167
特定債務者支援引当金繰入額	－	－
特定海外債権引当勘定繰入	△46	△ 39
一般貸倒引当金繰入額(B)	5,274	2,506
合計(A)＋(B)	17,034	12,009

<参考>

貸倒引当金目的取崩による直接償却等(D)	6,818	12,809
グロス直接償却等(C)＋(D)	11,422	18,104

(注1)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。
(注2)14/3月期は、旧三井住友銀行(連結)の計数を表示しております。
(注3)15/3月期は、三井住友フィナンシャルグループ(連結)の実績を記載しております。

(図表17)倒産先一覧(14年度) [三井住友銀行(単体)]

(件、億円)

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4A	0	0	0	0
4B	2	31	1	2
4C	7	25	6	23
5A	17	60	14	53
5B	23	51	18	34
5C	34	57	27	40
6	39	40	36	35
7	181	1,064	150	833
8	87	957	104	967
9	30	539	66	846
格付なし	49	58	47	49
計	469	2,882	469	2,882

(注1)「格付なし」には、個人、財務データ未登録の法人等を含む。

(注2)小口(与信額 50百万円未満)は除く。

(注3)金額は与信ベースにて記載。

(参考) 金融再生法開示債権の状況

	15年3月末実績(億円)
破産更生債権及び これらに準ずる債権	5,249
危険債権	21,295
要管理債権	26,069
正常債権	573,134
総与信残高	625,747

(図表18)評価損益総括表(平成15年3月末) [三井住友銀行(単体)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	2,862	+ 38	39	1
	債券	2,610	+ 28	28	−
	株式	−	−	−	−
	その他	252	+ 10	11	1
	金銭の信託(注1)	−	−	−	−
子会社等	有価証券(注1, 2)	12,007	△ 204	6	210
	債券	−	−	−	−
	株式	3,454	△ 204	6	210
	その他	8,553	−	−	−
	金銭の信託(注1)	−	−	−	−
その他	有価証券(注1, 2)	222,277	△ 178	2,577	2,755
	債券	144,634	+ 1,087	1,124	37
	株式	31,628	△ 1,523	1,053	2,576
	その他	46,015	+ 258	400	142
	金銭の信託(注1)	230	△ 0	5	5

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,411	3,449	+ 38	126	88
その他不動産	−	−	−	−	−
その他資産	−	−	−	−	−

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成15年3月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表（平成15年3月末）［三井住友フィナンシャルグループ(連結)］

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	3,875	+ 59	60	1
	債券	3,345	+ 49	49	—
	株式	—	—	—	—
	その他	530	+ 10	11	1
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1, 2)	1,963	—	—	—
	債券	—	—	—	—
	株式	1,885	—	—	—
	その他	78	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1, 2)	235,996	△ 306	2,729	3,036
	債券	153,121	+ 1,112	1,171	59
	株式	32,844	△ 1,654	1,130	2,784
	その他	50,031	+ 236	429	193
	金銭の信託(注1)	230	△ 0	5	5

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,481	3,505	+ 24	126	102
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月、平成11年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成15年3月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表［三井住友フィナンシャルグループ(連結)］

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	14/3月末	15/3月末	14/3月末	15/3月末
金融先物取引	1,183,649	2,035,631	−	−
金利スワップ	2,022,635	2,257,829	31,551	40,047
通貨スワップ	120,247	129,149	9,004	8,719
先物外国為替取引	423,934	383,769	12,922	9,506
金利オプションの買い	46,603	43,009	551	636
通貨オプションの買い	37,459	32,145	1,181	1,058
その他の金融派生商品	212,301	244,826	318	495
一括ネッティング契約による与信相当額削除効果	−	−	△ 28,065	△ 28,825
合　　計	4,046,828	5,126,358	27,463	31,636

(注1) ＢＩＳ自己資本比率基準ベースに取引所取引、オプションの売り及び原契約２週間以内の取引を加えたものです。

(注2) 14/3月末は、旧三井住友銀行(連結)の実績を記載しております。

(図表20)信用力別構成(15/3月末) [三井住友銀行(単体)]

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合計
信用リスク相当額(与信相当額)	3,795	26	85	3,906
信用コスト	3	0	1	4
信用リスク量	17	1	4	22

(注1)市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する金利、為替系デリバティブ取引を対象として試算しております。
(注2)外部格付を取得していない先。

（別　紙）

計画計数と実績値との乖離に関する説明

(図表1-1)※1　有価証券(計画比＋7兆5,304億円)：金利動向を踏まえたオペレーションにより、ＴＢ、ＦＢ、中長期国債等を積み増したことが主因であります。

(図表1-1)※2　繰延税金資産(末残)(計画比＋1兆846億円)：積極的な不良債権処理により貸倒償却引当費用が増加したことや、想定を上回る大幅な環境悪化により多額の株式等償却を実施したことに加え、全国一律外形標準課税の導入に伴い実効税率が上昇したことが主因であります。

(図表1-1)※3　資本金(計画比▲7,667億円)、資本準備金(計画比▲4,471億円)：
①持株会社設立に伴うグループ再編として管理営業分割を実施したこと等から、資本金、資本準備金のネットで▲3,994億円となりました。
②三井住友フィナンシャルグループに直接全額割当てる方法により普通株式を発行したことから、資本金、資本準備金の合計で＋4,503億円となりました。
③わかしお銀行との合併に係る承継処理により、資本金は▲5,788億円、資本準備金は▲8,267億円となりました。なお、合併時におけるわかしお銀行の資本勘定は、資本金808億円、資本準備金600億円となっております。

(図表1-1)※4　その他有価証券評価差額金(計画比＋2,381億円)：わかしお銀行との合併時に、株式の含み損処理を実施したことによるものであります。

(図表1-1)※5　業務粗利益（計画比＋2,606億円)：円金利や米ドル金利等の動向を捉えたＡＬＭ運営が奏効し、トレジャリー収益が好調に推移したこと等によるものであります。

(図表1-1)※6　業務純益(一般貸倒引当金繰入前)(計画比＋2,636億円)：※5の要因により業務粗利益が計画比増加したこと、経費については、人員の削減や賞与ファンドの追加削減を実施したことに加え、国内店舗統合の早期実現や事務合理化の推進等により、旧わかしお銀行の経費81億円の合算後で計画値を30億円上回る削減を実施したこと、によるものであります。

(図表1-1)※7　不良債権処理額(一般貸倒引当金繰入を含む)(計画比＋5,745億円)：金融再生プログラム等の趣旨を踏まえ、不良債権の最終処理(オフバランス化)を促進したほか、要管理先の大口債務者についてＤＣＦ法による個別的引当を新たに導入したこと等、積極的な不良債権処理を実施したためであります。

(図表1-1)※8　株式等関係損益(計画比▲5,657億円)：本邦株式相場が想定を上回る大幅な環境悪化となる状況下、株式売却による簿価圧縮を実施し、売却損益のネットで1,082億円の売却損が発生したほか、5,275億円の株式等償却が発生したためであります。

(図表1-1)※9　経常利益(計画比▲8,272億円)、当期利益（計画比▲5,583億円）：※6の要因により業務純益(一般貸倒引当繰入前)が増益となる一方、※7の要因により不良債権処理額が増加したこと、※8の要因により株式等関係損益の損失が増加したためであります。

(図表1-1)※10　ＲＯＥ(一般貸引前業務純益/資本勘定〈平残〉)(計画比＋14.28％)：※3、4の要因により資本勘定が減少したことに加え、※6の通り業務純益(一般貸倒引当金繰入前)が増益となったためであります。

(図表2:単体)※1　資本金(計画比▲7,667億円)、資本準備金(計画比▲4,471億円)：

①持株会社設立に伴うグループ再編として管理営業分割を実施したこと等から、資本金、資本準備金のネットで▲3,994億円となりました。

②三井住友フィナンシャルグループに直接全額割当てる方法により普通株式を発行したことから、資本金、資本準備金の合計で＋4,503億円となりました。

③わかしお銀行との合併に係る承継処理により、資本金は▲5,788億円、資本準備金は▲8,267億円となりました。なお、合併時におけるわかしお銀行の資本勘定は、資本金808億円、資本準備金600億円となっております。

(図表2:単体)※2　その他有価証券の評価差損（計画比＋2,381億円)：わかしお銀行との合併時に、株式の含み損処理を実施したことによるものであります。

(図表2:連結)※1　その他有価証券の評価差損(計画比＋2,386億円)：わかしお銀行との合併時に、株式の含み損処理を実施したことによるものであります

(図表2:連結)※2　為替換算調整勘定(計画比▲383億円)：15年3月末の為替相場(120.20円)が、計画の前提(133.25円)に比べ、円高になったためであります。

(図表10)※1　中小企業向け貸出(実勢ベース)(計画比▲7,997億円)：各種施策により計画達成にむけて最大限努力いたしましたが、①依然厳しい状況にある景気動向を背景とした資金需要の低迷、②大企業関連子会社を中心とした財務リストラに伴う有利子負債圧縮、③不良債権の早期処理に向けた問題債権の回収、等によるものであります。

File No. 82-4395
Exhibit B2(a)
(English Translation)

Progress Report on Strengthening the Financial Base of the Bank

(Selected tables excerpted from the original Japanese report)

August 2003

Sumitomo Mitsui Financial Group
(Sumitomo Mitsui Banking Corporation)

(Table 1-1)Trend and Plan of Income [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

	FY00 Actual *1	FY01 Actual *2	FY02 Plan *3	FY02 Actual *4	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' Equity>				(Billions of yen)	
Total Assets	102,783.1	105,465.0	95,500.0	98,922.7	
Loans and Bills Discounted	62,824.0	60,635.6	62,800.0	59,391.4	
Securities	19,635.2	23,426.3	15,600.0	23,130.4	#1
Trading assets	2,060.1	1,257.0	2,250.0	1,185.6	
Deferred Income Taxes <term-end balance>	1,074.6	1,741.1	730.0	1,814.6	#2
Total Liabilities	98,854.9	101,512.1	91,200.0	95,396.2	
Deposits, NCD	68,038.9	67,897.2	66,000.0	64,576.5	
Bonds	---	---	---	---	
Trading Liabilities	362.0	224.4	400.0	242.4	
Deferred Tax Liabilities	---	---	---		
Deferred Tax Liabilities for Land Revaluation <term-end balance>	130.0	63.1	126.3	57.9	
Total Stockholders' Equity	4,199.9	3,196.5	3,281.1	2,279.2	
Capital Stock	1,795.5	1,326.7	1,326.7	560.0	#3
Capital Reserve	1,542.6	1,326.8	1,326.8	879.7	#3
Other capital surplus	---	357.6	357.6	357.6	
Earned Surplus Reserve	239.1	---	---	---	
Retained Earnings *5	413.0	383.3	430.3	414.5	
Land Revaluation Excess	209.5	100.4	96.0	85.3	
Net Unrealized Losses on Other Securities	---	(298.0)	(256.0)	(17.9)	#4
Treasury Stock	---	(0.3)	(0.3)	---	
(Income)					
Gross Banking Profit	1,503.2	1,853.5	1,500.0	1,760.6	#5
Interest Income	2,275.6	2,193.0	1,955.0	1,647.1	
Interest Expenses	1,034.9	716.5	830.0	423.8	
Net Fees and Commissions	150.7	165.3	190.0	194.7	
Net Trading Income	95.4	121.3	140.0	196.0	
Net Other Operating Income	16.4	90.4	45.0	146.6	
Gains (Losses) on Bonds	8.7	66.6	20.0	135.7	
Banking Profit before (a)	803.1	1,183.4	850.0	1,113.6	#6
Banking Profit	991.7	678.9	850.0	875.5	
Transfer to General Reserve for Possible Loan Losses ... (a)	(188.6)	504.5	---	238.1	#7
Expenses	700.1	670.1	650.0	647.0	
Personnel	294.1	271.8	258.5	253.9	
Non-personnel	370.6	366.6	357.7	357.7	
Credit Cost	1,007.7	1,038.6	500.0	836.4	#7
Gains (Losses) on Stocks	311.4	(130.7)	(70.0)	(635.7)	#8
Losses on Devaluation of Stocks	118.1	130.6	---	527.5	
Operating Profit (Loss)	359.1	(522.1)	230.0	(597.2)	#9
Extraordinary Profit	3.0	26.8	---	6.0	
Extraordinary Loss	89.1	41.3	80.0	79.8	
Income Taxes (Current)	9.4	32.7	70.0	40.3	
Income Taxes (Deferred)	★ 125.7	(246.5)		(233.0)	
Net Income (Loss)	137.9	(322.8)	80.0	(478.3)	#9
(Dividend)				(Billions of yen, yen, %)	
Distributable Profit	Sakura 165.0 Sumitomo 206.7	442.6	531.6	629.5	
Dividend (including interim dividend)	Sakura 35.7 Sumitomo 22.4	37.3	37.3		
Dividend of common stock	Sakura 24.7 Sumitomo 18.8	22.8	22.8		
Dividend of Preferred stock <Public funds>	Sakura 11.0 Sumitomo 3.6	14.5	14.5		
Dividend of Preferred stock <Others>	Sakura 0.0 Sumitomo ---	---	---		
Dividend per Share (Common Stock) (yen)	Sakura 6.0 Sumitomo 6.0	4.0	4.0		
Dividend Rate (Preferred Stock <Public funds>)	Sakura 1.37 Sumitomo 0.70	1.11	1.11		
Dividend Rate (Preferred Stock <Others>)	Sakura 0.75 Sumitomo ---	---	---		
Payout Ratio	Sakura 34.72 Sumitomo 36.15	---	34.81		

(Financial Indicator) (%)

Yield on interest earning assets (A)	Sakura	2.50	2.39	2.74	1.86	
	Sumitomo	2.57				
Interest Earned on Loans (B)	Sakura	2.35	2.07	2.68	1.84	
	Sumitomo	2.43				
Interest Earned on Securities	Sakura	1.74	2.15	1.65	1.11	
	Sumitomo	1.79				
Total Cost of Funding (including Expenses) (C)	Sakura	2.00	1.59	2.21	1.22	
	Sumitomo	2.06				
Interest paid on Deposits (Including NCD) (D)	Sakura	0.72	0.49	0.93	0.23	
	Sumitomo	1.13				
Expense Ratio (E)	Sakura	1.12	0.98	0.98	0.99	
	Sumitomo	0.92				
Personnel	Sakura	0.46	0.39	0.39	0.39	
	Sumitomo	0.39				
Non-personnel	Sakura	0.60	0.53	0.54	0.55	
	Sumitomo	0.48				
Overall Interest Spread (A) - (C)	Sakura	0.50	0.80	0.53	0.64	
	Sumitomo	0.51				
Interest Spread (B) - (D) - (E)	Sakura	0.50	0.59	0.77	0.61	
	Sumitomo	0.38				
Non-interest Income Ratio	Sakura	18.03	8.91	12.66	11.05	
	Sumitomo	10.53				
OHR (Expenses/Gross Banking Profit)			36.15		36.74	
ROE (Banking Profit before (a) / Stockholders' Equity <average balance>)	Sakura	15.67	33.95	26.24	40.52	#10
	Sumitomo	23.56				
ROA (Banking Profit before (a) / Total Assets <average balance>)	Sakura	0.75	1.12	0.89	1.12	
	Sumitomo	0.80				
Modified Core ROA *6			0.91		1.03	

*1 Basically, the numbers are the sum of those of former Sakura Bank and Sumitomo Bank.

*2 The numbers are those of former Sumitomo Mitsui Banking Corporation.

*3 Reflects measures taken to improve profits as FY01 Net Income fell below the target by more than 30%.

*4 The numbers of Income and Average balance include the numbers of former Sumitomo Mitsui Banking Corporation before the merger (From and including April 1, 2002 to and including March 16, 2003).

*5 The numbers are the sum of Volantary Reserves and Unappointed Profit.

*6 (Banking Profit before (a) - Gains (Losses) on Bonds - Dividend from subsidiaries and others) / (Total Assets - Customers' liabilities for acceptances and guarantees)<average balance>

★ Effect of introduction of enterprise taxes through external standards taxation on banks by Osaka Prefectural Government: 32.0 billion yen.

(Table 1-2)Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

	FY01 Actual *4	FY02 Actual
(Scale)<term-end balance>		(Billions of yen)
Total Assets	108,005.0	104,607.4
Loans and Bills Discounted	63,645.6	61,082.9
Securities	20,694.6	24,118.5
Trading Assets	3,278.1	4,495.4
Deferred Income Taxes	1,882.5	1,956.1
Minority Interests	983.8	996.7
Total Liabilities	104,108.5	101,186.7
Deposits, NCD	71,648.1	67,784.0
Bonds	---	---
Trading Liabilities	2,331.5	2,851.4
Deferred Tax Liabilities	39.2	43.9
Deferred Tax Liabilities for Land Revaluation	64.0	58.8
Total Stockholders' Equity	2,912.6	2,424.1
Capital Stock	1,326.7	1,247.7
Capital Surplus*1	1,684.4	856.2
Earned Surplus Reserve*2	117.7	311.7
Land Revaluation Excess	121.2	101.4
Net Unrealized Losses on Other Securities	(304.8)	(24.2)
Foreign Currency Translation Adjustments	(15.2)	(53.5)
Treasury Stock *3	(17.5)	(15.2)

(Income)		(Billions of yen)
Ordinary Income	3,779.7	3,506.4
Interest Income	2,176.7	1,816.9
Fees and Commissions	387.3	424.2
Trading Income	129.5	206.5
Other Operating Income	845.6	947.0
Other Income	240.7	111.8
Ordinary Expenses	4,360.3	4,022.1
Interest Expenses	726.9	417.4
Fees and Commissions	67.7	71.3
Trading Losses	---	0.7
Other Operating Expenses	666.7	721.1
General and Administrative Expenses	935.6	889.2
Other Expenses	1,963.5	1,922.3
Write-off of Loans	391.9	364.6
Transfer to Reserve for Possible Loan Losses	1,204.3	654.7
Transfer to General Reserve for Possible Loan Losses	527.4	250.6
Transfer to Specific Reserve	681.5	408.0
Ordinary Profit (Loss)	(580.6)	(515.7)
Extraordinary Gains	29.4	11.9
Extraordinary Losses	53.1	87.1
Income (Loss) before Income Taxes	(604.3)	(590.9)
Income Taxes (Current)	101.9	66.1
Income Taxes (Deferred)	(289.3)	(225.2)
Minority Interests in Net Income (Loss)	47.0	33.6
Net Income (Loss)	(463.9)	(465.4)

*1 The numbers of FY01 are the sum of those of Capital Reserve and Capital reserve reduction.

*2 The numbers of FY01 are those of Retained Earnings excluding Capital reserve reduction.

*3 The numbers of FY01 include parent bank stock held by subsidiaries.

*4 The numbers are those of former Sumitomo Mitsui Banking Corporation (Consolidated).

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	Mar.31, 01 Actual		Mar.31, 02	Mar.31, 03	Mar.31, 03	
	Sakura	Sumitomo	Actual *6	Plan *7	Actual	
Capital Stock *1	1,042.7	752.8	1,326.7	1,326.7	560.0	#1
Common Stock	640.1	502.3	676.2	676.2		
Preferred Stock (Non-accumulative)	402.6	250.5	650.5	650.5		
Preferred Securities	283.7	563.0	863.6	863.6	732.8	
Capital Reserve	899.5	643.1	1,326.8	1,326.8	879.7	#1
Other Capital Surplus			357.6	357.6	357.6	
Earned Surplus Reserve *2	131.2	110.2	---	---	---	
Net Unrealized Losses on Other Securities	---	---	(298.0)	(256.0)	(17.9)	#2
Voluntary reserves *2	56.0	165.5	221.5	221.5	221.5	
Profit brought forward to next year *3	109.0	67.3	123.0	169.9	191.5	
Treasury Stock	0.0	0.0	(0.3)	(0.3)	---	
Others *4	1.8	4.0	6.2	6.2	6.0	
Total Tier I	2,524.0	2,306.0	3,927.2	4,016.1	2,931.4	
<Tax Effect>	<524.1>	<550.4>	<1,741.1>	<1,660.0>	<1,814.6>	
Preferred Stock (Cumulative)	---	---	---	---	---	
Preferred Securities	---	---	---	---	---	
Perpetual Subordinated Bonds	402.4	441.3	566.9	548.4	264.1	
Perpetual Subordinated Loans	135.0	70.0	230.0		305.0	
Unrealized Gains on Securities	---	---	---	---	---	
Unrealized Appreciation of Land	31.5	121.2	73.6	70.4	64.4	
Reserve for Possible Loan Losses	142.8	225.0	791.2	722.5	672.6	
Others	---	---	---	---	---	
Total Upper Tier II	711.8	857.5	1,661.7	1,341.3	1,306.1	
Subordinated Bonds	573.5	1,140.5	1,747.5	1,491.0	1,465.7	
Subordinated Loans						
Others	---	---	---	---	---	
Total Lower Tier II	573.5	1,140.5	1,747.5	1,491.0	1,465.7	
Total Tier II	1,285.4	1,998.0	3,409.2	2,832.3	2,771.8	
Tier III	---	---	---	---	---	
Subtraction Item	16.9	58.8	55.3	55.3	55.4	
Total Capital	3,792.5	4,245.2	7,281.0	6,793.1	5,647.8	

(Billions of yen)

Risk-Adjusted Assets	31,840.6	35,946.2	63,296.6	57,800.0	53,807.1	
On-Balance-Sheet Items	29,547.5	32,166.3	57,965.0	52,470.0	50,297.7	
Off-Balance-Sheet Items	2,157.6	3,654.5	5,192.3	5,190.0	3,322.5	
Others *5	135.4	125.4	139.3	140.0	187.0	

(%)

Capital Ratio	11.91	11.80	11.50	11.75	10.49	
Tier I Ratio	7.92	6.41	6.20	6.94	5.44	

*1 Details of the Capital stock as of March 31, 2003 (actual) are not indicated because classification by type of stock is not available.

*2 Excluding Profit to be appropriated.

*3 Unappropriated profit minus Expected outflows.

*4 Amount of Minority Interests in Consolidated Subsidiaries (minus Preferred Securities), Foreign Currency Translation Adjustments.

*5 Market Risk Equivalent Assets divided by 8%.

*6 The numbers are those of former Sumitomo Mitsui Banking Corporation (non-consolidated).

*7 The numbers reflect measures taken to improve profits as FY01 Net Income fell below the target by more than 30%.

<Assumptions on yen/dollar exchange rate>
Mar. 31, 03: $1=133.25yen

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	Mar.31, 01 Actual		Mar.31, 02	Mar.31, 03	Mar.31, 03	
	Sakura	Sumitomo	Actual *6	Plan *7	Actual	
Capital Stock *1	1,042.7	752.8	1,326.7	1,326.7	1,247.7	
Common Stock	640.1	502.3	676.2	676.2		
Preferred Stock (Non-accumulative)	402.6	250.5	650.5	650.5		
Preferred Securities	283.7	563.0	863.6	863.6	840.1	
Capital Reserve	899.5	643.1	1,326.8	1,326.8		
Capital Surplus					856.2	
Retained Earnings *2	196.0	308.7	438.0	501.4		
Retained Earnings *3					278.4	
Net Unrealized Losses on Other Securities	---	---	(304.8)	(262.8)	(24.2)	#1
Treasury Stock	(4.6)	(14.1)	(17.5)	(17.5)	(15.2)	
Foreign Currency Translation Adjustments	(20.9)	(32.2)	(15.2)	(15.2)	(53.5)	#2
Others *4	99.9	36.9	101.7	108.3	126.5	
Total Tier I	2,496.4	2,258.3	3,719.4	3,831.4	3,255.9	
<Tax Effect>	< 558.2>	<574.0>	<1,843.3>	<1,760.0>	<1,912.2>	
Preferred Stock (Cumulative)	---	---	---	---	---	
Preferred Securities	---	---	---	---	---	
Perpetual Subordinated Bonds	402.4	441.3	566.9	548.4	264.1	
Perpetual Subordinated Loans	135.0	70.0	230.0		305.0	
Unrealized Gains on Securities	---	---	---	---	---	
Unrealized Appreciation of Land	46.6	122.2	82.9	79.7	71.7	
Reserve for Possible Loan Losses	163.1	232.7	844.4	775.0	739.6	
Others	---	---	---	---	---	
Total Upper Tier II	747.2	866.2	1,724.2	1,403.1	1,380.4	
Subordinated Bonds Subordinated Loans	604.3	1,129.1	1,780.6	1,524.1	1,581.3	
Others	---	---	---	---	---	
Total Lower Tier II	604.3	1,129.1	1,780.6	1,524.1	1,581.3	
Total Tier II	1,351.6	1,995.4	3,504.8	2,927.2	2,961.6	
Tier III	---	---	---	---	---	
Subtraction Item	13.7	103.6	163.3	244.5	238.6	
Total Capital	3,834.3	4,150.0	7,060.8	6,514.1	5,978.9	

(Billions of yen)

Risk-Adjusted Assets	33,891.4	37,925.2	67,548.0	62,000.0	59,166.9	
On-Balance-Sheet Items	31,812.5	34,609.0	62,532.2	56,990.0	55,417.7	
Off-Balance-Sheet Items	1,924.7	3,096.3	4,803.2	4,800.0	3,525.4	
Others *5	154.0	219.9	212.7	210.0	223.8	

(%)

Capital Ratio	11.31	10.94	10.45	10.50	10.10	
Tier I Ratio	7.36	5.95	5.50	6.17	5.50	

*1 Details of the Capital stock as of March 31, 2003 (actual) are not described because it can't be classified by types.

*2 Excluding Expected outflows.

*3 Excluding Expected outflows.

*4 Amount of Minority Interests in Consolidated Subsidiaries (minus Preferred Securities), Goodwill and Consolidated Adjustment Account.

*5 Market Risk Equivalent Assets divided by 8%.

*6 The numbers are those of former Sumitomo Mitsui Banking Corporation (Consolidated).

*7 The numbers reflects measures taken to improve profits as FY01 Net Income fell below the target by more than 30%.

<Assumptions on yen/dollar exchange rate>
Mar. 31, 03: $1=133.25yen

(Table 5) Earnings by Unit [Sumitomo Mitsui Banking Corporation (Non-conconsolidated)]

(Billions of yen)

	FY01 Actual *1	FY02 Actual *2
Net Interest Income	277.8	278.3
Fees and Commissions + Foreign Exchange	37.7	34.4
Consumer Banking Unit	315.5	312.7
Net Interest Income	425.4	337.2
Fees and Commissions + Foreign Exchange	158.4	231.8
Middle Market Banking Unit	583.8	569.0
Net Interest Income	115.5	101.7
Fees and Commissions + Foreign Exchange	50.8	61.1
Corporate Banking Unit	166.3	162.8
Marketing Business	88.4	87.6
Treasury Business	1.5	1.3
International Banking Unit	78.4	86.4
Net Interest Income	---	9.4
Fees and Commissions + Foreign Exchange	---	0.2
Community Banking Unit	---	9.6
Banking Operation	456.6	521.1
Trading Operation	54.3	63.8
Treasury Unit	507.7	581.5
Headquarters	201.8	38.6
Gross Banking Profit	1,853.5	1,760.6
Expenses	(670.1)	(647.0)
Banking Profit (excluding transfer to general reserve for possible loans losses)	1,183.4	1,113.6

*1 The numbers are those of former Sumitomo Mitsui Banking Corporation.

*2 The numbers of FY02 include those of former Sumitomo Mitsui Banking Corporation before the merger (from and including April 1, 2002 to and including March 16, 2003).

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	Mar.31,01 Actual	Mar.31,02 Actual	Mar.31,03 Plan	Mar.31,03 Actual	
(Number of Employees and Directors)					
Directors	38	33	38	24	
Board of Directors *1	29(5)	26(2)	29(4)	17(2)	
Auditors *1	9(4)	7(4)	9(4)	7(3)	
Employees *2	27,142	25,027	23,500	24,024	*3

*1 Number in the brackets are the number of those who are not full-time attendants.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

*3 The actual number of employees on March 31, 2003 excluding those of former Wakasio Bank is 23,401.

(Number of Offices)					
Domestic Branches *1	578	564	401	437	*4
Overseas Branches *2	33	21	22	20	
(Ref.) Overseas Subsidiaries *3	34	25	28	26	

*1 Excluding sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3 Excluding Overseas Subsidiaries with ownership of less than 50%.

*4 The number on March 31, 2003 includes 34 branches of former Wakasio Bank and 2 combined branches.

	Mar.31,01 Actual	Mar.31,02 Actual	Mar.31,03 Plan*1	Mar.31,03 Actual	
(Personnel Expenses)					
Personnel Expenses (Millions of yen)	294,004	271,788	258,500	254,346	
Salary and Remuneration (Millions of yen)	242,004	221,889	209,700	205,602	
Average Salary (Thousands of yen)	510	496	502	508	*2

*1 Average age of the employee is 38.6 years old (as of March 31, 2003)

*2 The reason for the excess over the plan (as of March 31, 2003) is temporary increase of overtime payment for the preparation of the merger with former Wakashio Bank.

(Remuneration and Bonus of Directors)				(Millions of yen)	
Remuneration and Bonus of Directors *1	1,033	830	920	763	
Remuneration	1,033	830	920	763	
Bonus	0	0	0	0	
Average Remuneration and Bonus of Directors	28	28	31	*2 27	
Average Retirement Allowances of Directors	112	81	87	63	

*1 Sum of those included in personnel expenses and profit appropriation, including rewards as executive officers in case concurrently appointed.

*2 Excluding those of former Wakashio Bank.

(Non-personnel Expenses)				(Millions of yen)	
Non-personnel Expenses *1	370,589	366,637	357,700	355,248	
System related cost *2	86,426	96,324	94,800	90,486	
Excluding System related cost	284,163	270,313	262,900	264,762	*3

*1 Excluding the fees for management guidance from subsidiaries to parent.

*2 Including leasing expenses and other related costs.

*3 The reason for the excess over the plan (as of March 31, 2003) is the increase of expenses because of the merger with former Wakashio Bank.

(Note) The plan reflects measures taken to improve profits as FY01 Net Income fell below the target by more than 30%.

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card business	Mar. 03	791.7	283.6	21.4	96.6	170.6	24.8	14.0	Consolidated
SMBC Leasing Company, Limited	Leasing business	Mar. 03	1,678.1	891.2	98.6	139.9	143.4	7.4	3.1	Consolidated
The Japan Research Institute, Limited	Economic research, system engineering and management consulting business	Mar. 03	65.0	22.4	14.0	21.1	20.0	10.1	7.9	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities business and derivatives business	Mar. 03	6,222.0	1,756.3	175.0	353.8	163.2	16.6	6.4	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust business	Mar. 03	10.4	-	-	8.5	8.0	0.5	(0.0)	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Commercial Banking business	Mar. 03	2,810.5	91.0	30.2	77.3	4.8	7.1	1.1	Consolidated
The Bank of Kansai, Ltd.	Commercial Banking business	Mar. 03	1,281.3	23.0	23.0	43.5	37.1	4.7	2.1	Consolidated
The Kangin Lease Company, Limited	Leasing business	Mar. 03	28.8	23.8	15.1	3.4	-	0.4	0.3	Consolidated
The Kangin Service Company, Limited	Management of real estate for branches	Mar. 03	17.5	7.6	7.2	6.8	-	0.4	0.2	Consolidated
The Japan Net Bank, Limited	Commercial Banking business via Internet	Mar. 03	169.8	41.3	-	8.1	11.4	(2.8)	(2.8)	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee business	Mar. 03	7,149.1	-	-	86.2	94.7	(15.9)	(16.0)	Consolidated
The SC Card Business Company, Limited	Service for credit card members	Mar. 03	3.5	1.3	1.3	0.1	-	(2.4)	(3.4)	Consolidated
SAKURA CARD CO., Ltd.	Credit card business	Mar. 03	227.8	40.7	19.0	15.3	10.7	2.2	1.6	Consolidated
At-Loan Co., Ltd.	Loan business	Mar. 03	87.0	69.0	69.0	2.5	13.0	(8.2)	(8.2)	Consolidated
SMBC Capital Co., Ltd.	Venture capital business	Mar. 03	13.2	10.4	10.4	2.3	1.7	(0.6)	(0.5)	Consolidated
SMBC Consulting Co., Ltd.	Management Consulting business	Mar. 03	2.8	-	-	1.9	1.8	1.0	0.6	Consolidated
SMBC Finance Co. Ltd.	Factoring and loan business	Mar. 03	588.1	430.5	282.9	73.9	110.0	6.2	0.5	Consolidated
SMBC Mortgage Co., Ltd.	Mortgage Securities business	Mar. 03	316.1	305.9	302.9	9.3	4.1	4.6	3.8	Consolidated
Mitsui Finance Service Co., Ltd.	Collecting agent and factoring business	Mar. 03	112.8	34.1	30.5	3.4	-	0.8	0.8	Consolidated
Sakura Finance Co., Ltd.	Collecting agent and factoring business	Mar. 03	94.6	32.5	32.5	2.2	-	(2.3)	(1.4)	Consolidated
Financial Link Company, Limited	Data processing and management consulting	Dec. 02	0.2	-	-	0.2	0.2	(0.0)	(0.0)	Consolidated
Sakura Friend Securities Co., Ltd.	Securities business	Mar. 03	56.4	4.3	-	37.0	21.2	(1.6)	(6.3)	Consolidated
Meiko National Securities Co., Ltd.	Securities business	Mar. 03	88.0	-	-	52.1	17.5	(0.5)	(3.4)	Consolidated
Sakura KCS Corporation	System engineering and data processing business	Mar. 03	17.9	0.8	0.4	12.0	0.2	0.6	0.1	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing business	Mar. 03	17.6	6.0	3.8	7.3	0.0	0.5	0.1	Consolidated
SMBC Business Servicing Co., Ltd.	Servicer	Mar. 03	3.7	0.7	0.7	1.0	0.5	0.4	0.2	Consolidated
Global Factoring Co., Ltd.	Factoring business	Mar. 03	198.2	162.4	162.4	0.1	-	0.1	0.1	Consolidated
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust business	Mar. 03	16.8	-	0.0	11.7	3.4	0.8	(0.2)	Equity Method
DLJdirect SFG Securities Co. Ltd.	On-line discount securities brokerage service	Mar. 03	93.3	6.0	-	3.0	1.3	(0.1)	(0.3)	Equity Method
Japan Pention Navigator Co., Ltd.	Defined contribution pension plans	Mar. 03	2.4	-	-	2.2	1.2	(0.7)	(0.7)	Equity Method
QUOQ Inc.	Purchase of monetary assets and credit guarantee business	Mar. 03	1,057.8	138.8	132.0	33.6	2.9	4.6	1.7	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing business	Mar. 03	181.4	124.9	23.5	10.3	-	1.6	0.6	Consolidated
Mazda Auto Leasing Company, Limited	Leasing business	Mar. 03	10.1	7.7	1.5	1.3	-	0.3	0.6	Consolidated
SAKURA LEASING CO, LTD.	Leasing business	Mar. 03	99.5	89.2	75.8	1.2	-	2.1	1.0	Consolidated
Space Service LLC.	Leasing business	Mar. 03	5.9	4.7	2.8	0.0	-	(0.0)	(0.0)	Consolidated
SBL Partners LLC.	Factoring business	Dec. 02	14.5	14.3	14.3	0.0	-	0.0	0.0	Consolidated
The Awagin Lease Company Limited	Leasing business	Mar. 03	42.7	32.6	1.5	5.8	-	(1.0)	(1.1)	Equity Method
The San-in General Lease Company Limited	Leasing business	Mar. 03	50.7	43.1	1.5	4.1	-	0.9	0.5	Equity Method
Miegin General Leasing Co.Ltd.	Leasing business	Mar. 03	12.1	9.7	0.9	1.4	-	0.2	0.1	Equity Method
NEC Leasing, Ltd.	Leasing business	Mar. 03	706.9	638.7	77.6	34.3	-	8.1	4.8	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business	Currency	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Commercial Banking business	US$	Mar.03	12,158	87	4,523	1,705	1,700	6	5	Consolidated
Manufacturers Bank	Commercial Banking business	US$	Dec.02	1,158	15	1	188	283	12	7	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial Banking business	CAN$	Jan.03	1,533	61	31	150	122	10	5	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial Banking business	R$	Dec.02	1,268	502	512	312	302	181	129	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial Banking business	RPIAH	Dec.02	6,469	928	2,120	1,212	960	265	184	Consolidated
SMBC Leasing and Finance, Inc.	Leasing business	US$	Dec.02	1,142	230	198	731	690	45	18	Consolidated
SMBC Capital Markets, Inc.	Investment and derivative business	US$	Dec.02	4,987	288	2,978	850	609	676	433	Consolidated
SMBC Capital Markets Limited	Investment and derivative business	US$	Dec.02	1,146	35	-	332	300	5	3	Consolidated
Sumitomo Mitsui Finance Australia Limited	Finance business	A$	Dec.02	2,333	1,907	1,840	66	105	16	12	Consolidated
SMBC Securities, Inc.	Securities business	US$	Dec.02	291	242	25	45	40	1	0	Consolidated
SFVI Limited	Investment business	US$	Dec.02	508	-	-	508	500	20	20	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance business	US$	Dec.02	509	498	83	0	0	(0)	(0)	Consolidated
Sakura Finance (Cayman) Limited	Finance business	US$	Dec.02	1,908	1,903	1,907	0	0	0	0	Consolidated
Sumitomo Finance International plc	Investment business	STG	Dec.02	283	118	71	125	200	12	12	Consolidated
SMBC International Finance N.V.	Finance business	US$	Dec.02	4,553	4,513	4,383	1	0	0	0	Consolidated
BSL Leasing Co., Ltd.	Leasing business	TBAH	Dec.02	1,572	1,134	94	181	6	100	67	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte Ltd.	Leasing business	S$	Dec.02	166	136	103	9	-	(8)	(8)	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing business	HK$	Dec.02	963	911	735	56	-	8	8	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing business	TBAH	Dec.02	1,426	1,093	958	201	-	35	24	Consolidated
SMBC Leasing (Guangzhou) Co., Ltd.	Leasing business	RMB	Dec.02	119	35	35	74	-	2	1	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing business	RM	Dec.02	114	94	97	6	-	1	1	Consolidated
SMBC Leasing (UK) Limited	Leasing business	STG	Dec.02	22	17	11	4	-	0	0	Consolidated
P.T. EXIM SB Leasing	Leasing business	RPIAH	Dec.02	191	255	152	32	0	0	0	Consolidated

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen from Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation are indicated in these tables.
Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).

(*2) Including bonds and commercial papers.

(*3) Including guarantees.

(*4) Indicated as the combined basis of SMFG and SMBC.

(*5) Based on Sumitomo Mitsui Financial Group's consolidated financial results.

(*6) For the companies reporting Operating Losses, Net Losses or Retained Losses, projection of income and position in the group strategy of SMFG and SMBC are described in the next page.

(*7) Meiko National Securities Co.,Ltd and Financial Link Company, Limited and two other companies become consolidated companies through acquisition, and nine newly established companies, including Sumitomo Mitsui Banking Corporation Europe Limited are consolidated from the FY02 period.

Twenty three companies formerly excluded from the scope of consolidation are consolidated again from FY02 period.

SAKURA INVESTMENT MANAGEMENT CO.,LTD and four companies were merged, Sumitomo Mitsui Finance Australia (Securities) Limited and five companies were liquidated, SB AUTO SERVICE CO., LTD. was sold, and they were unconsolidated from the FY02 interim period.

SMFG Finance (Cayman) Limited and SMFC Holdings (Cayman) Limited, newly established, and NEC Leasing, Ltd, newly acquired through share acquisition, are accounted as affiliates by equity method since this consolidated fiscal year. Sumitomo Mitsui Asset Management, Ltd is accounted as an affiliate by equity method due to its share acquisition of SAKURA INVESTMENT MANAGEMENT CO, LTD through the merger between the two, since this consolidated fiscal year. In addition, affiliates such as Awagin Lease company, Limited and other eight companies, previously consolidated, has been accounted as affiliates by equity method since this consolidated fiscal year.

Meiko National Securities and one other company, being consolidated subsidiaries through acquisition, is excluded from the list of affiliates under equity method. Bangkok SMBC Systems Ltd. and one other company, repudiated, has already been excluded from the list of affiliates under equity method.

Details of (*5)

Company name	Earnings projections	Strategic position within group
Daiwa SB Investments Ltd.	100 million yen of net income in FY2003	Investment company strategically created with Daiwa Securities group
The Kangin Service Company, Limited	Secure positive bottom line in FY2003	Kansai Bank's subsidiary for holding and managing the bank's real estate
The Japan Net Bank, Limited	Net loss of 2.8 billion yen in FY2002 (year-over-year increase of 2.6 billion yen). Striving to go into black at early date.	Internet specialized bank
SMBC Guarantee Co., Ltd.	Sumigin Guarantee Company, Limited became its wholly-ownd subsidiary in March 2002. Expected to be in black on consolidated basis in FY2004, and currently progressing nearly in line with targets.	SMBC's housing loan guarantee subsidiary
The SB Card Business Company, Limited	Secure positive bottom line in FY2003	Subsidiary providing services to SMBC's card holders
At-loan Co., Ltd.	Currently in red due to start-up costs. Aiming for black ink at early date by increasing outstanding loan balance.	Group's lone consumer loan specialized company
SMBC Capital Co., Ltd.	Expected to be in black in FY2003 thanks to increase in management fees from establishment of new funds, and decrease in amount of write-offs of invested stocks.	Strategic subsidiary for promoting active equity investment in growth companies
SMBC Mortgage Co., Ltd.	Secure positive bottom line in FY2003	SMBC's finance subsidiary
Sakura Finance Service Co., Ltd.	Secure positive bottom line in FY2003 (new company name SMBC Finance Service Co., Ltd. after merger on April 1, 2003)	SMBC's finance and factoring subsidiary
Financial Link Company, Limited	Expected to go into black in FY2003 thanks to contracts awarded.	Strategic subsidiary that coordinates financial services such as outsourcing of settlement operations and fund administration with SMBC and group companies
Sakura Friend Securities Co., Ltd.	Sakura Friend Securities and Meiko National Securities merged in April 2003 to form SMBC Friend Securities Co., Ltd. Net loss (but secured ordinary profit) in FY2002 due to merger-related extraordinary losses. Aiming for net income in FY2003 as ordinary profit expected to rise thanks to keeping down expenses as a merger effect.	SMBC's retail securities subsidiary
Meiko National Securities Co., Ltd.		SMBC's retail securities subsidiary
Sumitomo Mitsui Asset Management Company, Ltd.	Created from merger of five asset management subsidiaries of SMBC, Mitsui Mutal Life Insurance Company, Sumitomo Life Insurance Company and Mitsui Sumitmo Insurance Co., Ltd in December 2002. FY2002 net loss (but achieved ordinary profit). Aiming for positive bottom line by increasing ordinary profit by keeping down expenses as a merger effect.	SMBC's affiliated company in the field of asset management
DLJ*direct* SFG Securities Inc.	Achieved ordinary profit in FY2002 but negative bottom line. Strengthening earnings power by keeping down expenses and other measures to expand ordinary profit in order to achieve positive bottom line.	One of core players of SMBC's Internet strategy, engaged in retail securities
Japan Pension Navigator Co., Ltd.	Earnings power incrasing with operation starting to move on full-scale basis and improving level of services. Aiming for positive bottom line at early date but depreciation of initial systems investment drag on earnings and expected to remain in red for some time to come.	Core company in defined contribution pension plan business
Space Service LLC.	Flat	SPC of SMBC Leasing Company
The Awagin Lease Company, Limited	Go into black in FY2003	Affiliate of SMBC Leasing Company
Sumitomo Finance International plc	Net income in fiscal year ended Dec,2002. Aiming to maintain black figure in fiscal year ended Dec,2003.	Investment company
SMBC Leasing (Singapore) Pte Ltd.	Secure positive bottom line in fiscal year ended Dec. 2003.	Overseas sbusidiary of SMBC Leasing
SMBC Leasing (Hong Kong) Limited	Secure positive bottom line in fiscal year ended Dec. 2003.	Overseas sbusidiary of SMBC Leasing
SMBC Leasing (Guangzhou) Co., Ltd.	Secure positive bottom line in fiscal year ended Dec. 2003.	Overseas sbusidiary of SMBC Leasing
P.T.EXIM SB Leasing	Concentrate on recovering loans with a view to liquidation	Overseas sbusidiary of SMBC Leasing

(Table 10) Loans and Bills Discounted
[Sumitomo Mitsui Banking Corporation (Non-conconsolidated)]

(Balance) (Billions of yen)

		Mar.31,02 actual (A)	Mar.31,03 plan (B)	Mar.31,03 actual (C)
Domestic	including Impact Loans	55,302.2	53,942.2	54,208.0
	excluding Impact Loans	53,879.6	52,519.6	53,330.9
Small and Medium-sized enterprises *1	including Impact Loans	26,412.3	25,982.3	24,037.3
	excluding Impact Loans	25,970.1	25,540.1	23,731.4
Loans with guarantee of Credit Guarantee Corporation		2,435.5	2,135.5	1,975.5
Individuals (excluding business loans)		12,493.0	13,143.0	12,775.1
Housing Loans		10,810.8	11,460.8	11,161.4
Others		16,396.9	14,816.9	17,395.6
Overseas		4,626.2	4,126.2	3,074.4
Total		59,928.4	58,068.4	57,282.4

(Adjusted basis <excluded factors shown below>) (Billions of yen)

		Mar.31,03 plan (B)-(A)+(a)	Mar.31,03 actual (C)-(A)+(b)	
Domestic	including Impact Loans	(480.0)	1,698.4	
	excluding Impact Loans	(480.0)	2,243.9	
Small and Medium-sized enterprises *1	including Impact Loans	70.0	(866.0)	
	excluding Impact Loans	70.0	(729.7)	#1

*1 Small and Medium-sized enterprises = Loans to following enterprises.
-Wholesaling enterprise whose capital is Y100 mil. or less or number of employees is 100 or less
-Services enterprise whose capital is Y50 mil. or less or number of employees is 100 or less
-Retailing enterprise whose capital is Y 50mil. or less or number of employees is 50 or less
-Other enterprise whose capital is Y300 mil. or less or number of employees is 300 or less
-Unincorporated enterprise

(Factors for reduction in loans) (Billions of yen)

	FY02 Plan (a)		FY02 Actual (b)	
		Small and Medium-sized enterprises		Small and Medium-sized enterprises
Direct Write-offs *1			+ 253.6	+ 11.6
Secondary losses on loans sold to CCPC *2			+ 104.7	+ 104.7
Sales and securitization of loans *3	+ 880.0	+ 500.0	+ 891.4	+ 312.0
Direct reduction *4			+ 434.2	+ 326.8
Sales of loans to RCC *5			+ 99.8	+ 63.2
Bulk-sales and others *6			+ 321.9	+ 296.3
Others *7			+ 687.0	+ 394.4
Total	+ 880.0	+ 500.0	+ 2,792.6	+ 1,509.0

*1 Direct write-offs which are allowed to be tax deductible.
*2 Losses due to the disposition of collaterals of loans sold to CCPC, etc.
*3 Mainly sales and securitization of normal loans.
*4 Of those reduced in this fiscal year.
*5 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.
*6 Losses due to bulk-sales of problem assets and other credit costs.
*7 Amount of credit given that are virtually equivalent to that of loan, such as private placement etc.

(Table 13) The Results of Asset Audits in compliance with Article 3.2 of the Financial Revitalization Law

(Billions of yen)

	Mar. 31, 02 *1 Non-consolidated	Mar. 31, 02 *1 Consolidated	Mar. 31, 03 *2 Non-consolidated	Mar. 31, 03 *3 Consolidated
Bankrupt and Quasi-Bankrupt Assets	493.5	638.2	524.9	656.0
Doubtful Assets	2,970.2	3,263.4	2,129.5	2,340.2
Substandard Loans	2,436.3	2,666.1	2,606.9	2,857.6
Sub-total	5,900.0	6,567.7	5,261.3	5,853.8
Normal Assets	60,558.9	61,896.4	57,313.4	59,330.5
Total	66,458.9	68,464.1	62,574.7	65,184.3

*1 The numbers of FY01 are those of former Sumitomo Mitsui Banking Corporation.
*2 The numbers of FY02 of non-consolidated are those of Sumitomo Mitsui Banking Corporation.
*3 The numbers of FY02 of consolidated are those of Sumitomo Mitsui Financial Group.

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, 02 *1 Non-consolidated	Mar. 31, 02 *1 Consolidated	Mar. 31, 03 *2 Non-consolidated	Mar. 31, 03 *3 Consolidated
General Reserve	872.3	929.5	1,113.2	1,173.9
Specific Reserve	1,084.1	1,214.7	950.0	1,058.0
Loan Loss Reserve for Specific Overseas Countries	15.4	15.4	11.6	11.6
Sub-total	1,971.8	2,159.6	2,074.8	2,243.5
Reserve for Possible Losses on Loans Sold to CCPC	80.6	86.4	17.2	20.7
Total	2,052.4	2,246.0	2,092.0	2,264.2

*1 The numbers of FY01 are those of former Sumitomo Mitsui Banking Corporation.
*2 The numbers of FY02 of non-consolidated are those of Sumitomo Mitsui Banking Corporation.
*3 The numbers of FY02 of consolidated are those of Sumitomo Mitsui Financial Group.

(Table 14) Risk-Monitored Loans

(Billions of yen)

	Mar. 31, 02 *1 Non-consolidated	Mar. 31, 02 *1 Consolidated	Mar. 31, 03 *2 Non-consolidated	Mar. 31, 03 *3 Consolidated
Bankrupt Loans (A)	195.7	227.5	172.4	201.4
Non-Accrual Loans (B)	3,184.5	3,599.8	2,390.2	2,710.2
Past Due Loans (3 Months or more) (C)	92.3	102.8	114.7	130.3
Restructured Loans (D)	2,344.0	2,554.3	2,492.2	2,728.8
(1)Reduction of the original interest rate	506.0	510.6	523.5	559.5
(2)Forbearance of interest payments	3.5	33.5	8.0	33.2
(3)Loans to supported companies	16.2	16.2	---	---
(4)Forbearance of principal repayments	1,809.5	1,977.7	1950.6	2,121.9
(5)Others	8.8	16.3	10.1	14.2
Total (E)=(A)+(B)+(C)+(D)	5,816.5	6,484.4	5,169.5	5,770.7
Direct Reduction	1,373.7	1,768.8	925.5	1,273.4
Ratio (E)/ Total Loans	9.7%	10.2%	9.0%	9.4%

*1 The numbers of FY01 are those of former Sumitomo Mitsui Banking Corporation.
*2 The numbers of FY02 of non-consolidated are those of Sumitomo Mitsui Banking Corporation.
*3 The numbers of FY02 of consolidated are those of Sumitomo Mitsui Financial Group.

(Table 15) Disposition of Problem Assets

<Non-consolidated> (Billions of yen)

	FY01 *2 Actual	FY02 *3 Actual
Credit Cost (A)	1,038.6	836.4
Transfer to Specific Reserve	663.2	375.4
Write-off of loans and other related losses (C)	342.9	449.7
Write-off of loans	271.9	259.7
Losses on Sales of Loans to CCPC	8.4	16.4
Losses on Sales of Loans to RCC *1	2.7	22.0
Losses on Bulk Sales	47.9	126.9
Losses on Debt Forgiveness	12.0	24.7
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	37.0	15.2
Transfer to Reserve for Supporting Specific Borrowers	---	---
Transfer to Loan Loss Reserve for Specific Overseas Countries	(4.5)	(3.9)
Transfer to General Reserve for Possible Loan Losses (B)	504.5	238.1
Total (A)+(B)	1,543.1	1,074.5

<Reference>

Direct Write-off of loans already reserved (D)	573.7	1,131.7
Gross Direct Write-offs (C) + (D)	916.6	1,581.4

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*2 The numbers of FY01 are those of former Sumitomo Mitsui Banking Corporation.

*3 The numbers of FY02 include those of Sumitomo Mitsui Banking Corporation before the merger (From and including April 1, 2002 to and including March 16, 2003).

<Consolidated>

	FY01 *2 Actual	FY02 *3 Actual
Credit Cost (A)	1,176.0	950.3
Transfer to Specific Reserve	681.5	408.0
Write-off of loans and other related losses (C)	460.4	529.5
Write-off of loans	380.0	339.9
Losses on Sales of Loans to CCPC	9.8	17.1
Losses on Sales of Loans to RCC *1	3.0	22.0
Losses on Bulk Sales	55.6	125.8
Losses on Debt Forgiveness	12.0	24.7
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	38.7	16.7
Transfer to Reserve for Supporting Specific Borrowers	---	---
Transfer to Loan Loss Reserve for Specific Overseas Countries	(4.6)	(3.9)
Transfer to General Reserve for Possible Loan Losses (B)	527.4	250.6
Total (A)+(B)	1,703.4	1,200.9

<Reference>

Direct Write-off of loans already reserved (D)	681.8	1,280.9
Gross Direct Write-offs (C) + (D)	1,142.2	1,810.4

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*2 The numbers of FY01 are those of former Sumitomo Mitsui Banking Corporation.

*3 The numbers of FY02 are those of Sumitomo Mitsui Financial Group (consolidated).

(Table 17) Bankruptcies in FY2002 *1

[Sumitomo Mitsui Banking Corporation (Non-conconsolidated)] (Billions of yen)

Internal Grading	Internal Grading One Year Before the Bankruptcy		Internal Grading Six Month Before the Bankruptcy	
	Number of Bankruptcies	Outstanding Exposure	Number of Bankruptcies	Outstanding Exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	0	0.0	0	0.0
4B	2	3.1	1	0.2
4C	7	2.5	6	2.3
5A	17	6.0	14	5.3
5B	23	5.1	18	3.4
5C	34	5.7	27	4.0
6	39	4.0	36	3.5
7	181	106.4	150	83.3
8	87	95.7	104	96.7
9	30	53.9	66	84.6
No Grading *2	49	5.8	47	4.9
Total	469	288.2	469	288.2

*1 Bankruptcies with credit amount less than 50 million yen are excluded.

*2 "No Grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 03
Bankrupt and Quasi-Bankrupt Assets	524.9
Doubtful Assets	2,129.5
Substandard Loans	2,606.9
Normal Assets	57,313.4
Total	62,574.7

(Table 18) Unrealized Gains(Losses). (as of Mar. 31, 03)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

			Outstanding Balance	Net Unrealized Gains(Losses)	Gains	Losses
Held-to-maturity purpose	Securities *1,*2		286.2	3.8	3.9	0.1
		Bond	261.0	2.8	2.8	---
		Stock	---	---	---	---
		Other	25.2	1.0	1.1	0.1
	Money Held in Trust *1		---	---	---	---
Subsidiaries, etc.	Securities *1,*2		1,200.7	(20.4)	0.6	21.0
		Bond	---	---	---	---
		Stock	345.4	(20.4)	0.6	21.0
		Other	855.3	---	---	---
	Money Held in Trust *1		---	---	---	---
Other Securities	Securities *1,*2		22,227.7	(17.8)	257.7	275.5
		Bond	14,463.4	108.7	112.4	3.7
		Stock	3,162.8	(152.3)	105.3	257.6
		Other	4,601.5	25.8	40.0	14.2
	Money Held in Trust *1		23.0	0.0	0.5	0.5

Others (Billions of yen)

	Book Value	Market Value	Net Unrealized Gains(Losses)	Gains	Losses
Premises used in Business *3	341.1	344.9	3.8	12.6	8.8
Other Premises	---	---	---	---	---
Other Assets	---	---	---	---	---

*1 Unrealized gains(losses) are calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", unrealized gains(losses) are based on the average market price during the final month of the interim period.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with Banks" and commercial papers as well as claims on loan trust included in item "Commercial Papers and Other Purchased".

*3 Based on revaluation of land at fair value as of March 31, 1998 and March 31, 2002 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book Value: Book value after the revaluation.
Market Value: Market value as of March 31, 2003.

(Table 18) Unrealized Gains(Losses). (as of March 31,2003)

[Sumitomo Mitsui Financial Group (consolidated)]

Securities (Billions of yen)

		Outstanding Balance	Net Unrealized Gains(Losses)	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	387.5	5.9	6.0	0.1
	Bond	334.5	4.9	4.9	---
	Stock	---	---	---	---
	Other	53.0	1.0	1.1	0.1
	Money Held in Trust *1	---	---	---	---
Subsidiaries, etc.	Securities *1,*2	196.3	---	---	---
	Bond	---	---	---	---
	Stock	188.5	---	---	---
	Other	7.8	---	---	---
	Money Held in Trust *1	---	---	---	---
Other Securities	Securities *1,*2	23,599.6	(30.6)	272.9	303.6
	Bond	15,312.1	111.2	117.1	5.9
	Stock	3,284.4	(165.4)	113.0	278.4
	Other	5,003.1	23.6	42.9	19.3
	Money Held in Trust *1	23.0	0.0	0.5	0.5

Others (Billions of yen)

	Book Value	Market Value	Net Unrealized Gains(Losses)	Gains	Losses
Premises used in Business *3	348.1	350.5	2.4	12.6	10.2
Other Premises	---	---	---	---	---
Other Assets	---	---	---	---	---

*1 Unrealized gains(losses) are calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", unrealized gains(losses) are based on the average market price during the final month of the interim period.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with Banks" and commercial papers as well as claims on loan trust included in item "Commercial Papers and Other Purchased".

*3 Based on revaluation of land at fair value as of March 31, 1998 and March 31, 1999 and March 31, 2002 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book Value: Book value after the revaluation.
Market Value: Market value as of March 31, 2003.

(Table 19) Derivatives and Foreign Forward Contracts

[Sumitomo Mitsui Financial Group (consolidated)]

(Billions of Yen)

	Contract Amount or Nominal Principal Amount		Credit Risk Equivalent Amount	
	Mar.31, 02 *2	Mar. 31, 03	Mar.31, 02 *2	Mar.31, 03
Financial Futures Contracts	118,364.9	203,563.1	---	---
Interest Rate Swap	202,263.5	225,782.9	3,155.1	4,004.7
Currency Swap	12,024.7	12,914.9	900.4	871.9
Foreign Exchange Forward Contracts	42,393.4	38,376.9	1,292.2	950.6
Interest Rate Options (Buy)	4,660.3	4,300.9	55.1	63.6
Currency Options (Buy)	3,745.9	3,214.5	118.1	105.8
Other Derivative Instruments	21,230.1	24,482.6	31.8	49.5
Effect of Master Netting Agreements	---	---	(2,806.5)	(2,882.5)
Total	404,682.8	512,635.8	2,746.3	3,163.6

*1 Figures given above were computed according to capital adequacy guidelines set by the BIS. Followings were also added.
- -Listed transactions
- -Options (sell)
- -Transactions for which the original contract has a maturity of 14 days or less

*2 The numbers of FY01 are those of former Sumitomo Mitsui Banking Corporation (consolidated)

(Table 20) Credit Portfolio (as of Mar. 31, 03)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of Yen)

	Counterparty with rating equivalent to BBB/Baa or higher	Counterparty with rating equivalent to BB/Ba or lower	Others *2	Total
Credit Risk Equivalent	379.5	2.6	8.5	390.6
Credit Cost	0.3	0.0	0.1	0.4
Amount of Credit Risk	1.7	0.1	0.4	2.2

*1 Tentative calculation for inerest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit.

*2 Corporations without credit ratings by rating agencies.

(Appendix)

Reasons for the Differences between the Plan and the Actual Results

(Table 1-1)

(#1) Securities: 7,530.4 billion yen above the plan

Due mainly to increases in TBs, FBs, and medium- and long-term JGBs from ALM operation on interest rate trends in the Japanese and overseas markets.

(#2) Deferred tax assets (term-end balance): 1,084.6 billion yen above the plan

Caused by factors such as the increase in credit cost from the accelerated disposition of non-performing assets, the large write-off due to greater-than-expected stock impairment, and the rise in effective tax rate due to the implementation of nation-wide external standards taxation.

(#3) Capital stock: 766.7 billion yen below the plan
Capital reserve: 447.1 billion yen below the plan

a. Capital stock and capital reserve combined decreased, on a net basis, 399.4 billion yen year-on-year due to factors such as the transfer of management business to SMFG as a part of the group's structural reform upon the establishment of the holding company.

b. Capital stock and capital reserve combined increased 450.3 billion yen year-on-year due to the issuance of common stock by direct allotment to SMFG.

c. Capital stock and capital reserve respectively decreased year-on-year 578.8 billion yen and 826.7 billion yen due to the merger accounting applied to the merger of the former SMBC and the former Wakashio Bank. At the time of the merger, the amount of stockholders' equity of Wakashio Bank consisted of 80.8 billion yen in capital stock, and 60.0 billion yen in capital reserve.

(#4) Net unrealized loss on other securities: 238.1 billion yen below the plan

Due to the write-off of unrealized losses on stocks at the time of merger.

(#5) Gross banking profit: 260.6 billion yen above the plan

Due to factors such as higher profit of the Treasury Unit from its effective ALM operation on trends in yen and U.S. dollar interest rates.

(#6) Banking profit before transfer to general reserve for possible loan losses:
263.5 billion yen above the plan

Factors such as the increase in gross banking profit (#5), and the greater-than-expected reduction, by over 3.0 billion yen, in expenses even after

combining 8.1 billion yen in expenses of the former Wakashio Bank, through streamlining of workforce, additional cuts in bonuses, early completion of branch network integration, and the promotion of operational rationalization.

(#7) Total credit cost: 574.5 billion yen above the plan

Due to the aggressive disposition of non-performing assets, such as the acceleration of "off-balancing" and the new application of "specific-type" reserves based on the DCF-method for large borrowers in the substandard category, in line with the basic concept of the Program for Financial Revival and others.

(#8) Gains (losses) on stocks: 565.7 billion yen below the plan

Against a background of greater-than-expected drop in stock prices, SMBC recorded 108.2 billion yen in losses on stocks sold for off-balancing purposes, and a write-off of 527.5 billion yen due to stock impairment.

(#9) Ordinary profit (loss): 827.2 billion yen below the plan
Net income (loss): 558.3 billion yen below the plan

The higher banking profit (#6) was not enough to off set the greater-than-expected increases in total credit cost (#7) and losses on stocks (#8).

(#10) ROE (Banking profit before transfer to general reserve for possible loan losses / Stockholders' equity <average balance>: 14.28% above the plan

Due to the lower shareholders' equity from (#3) and (#4), and the higher banking profit before transfer to general reserve for possible loan losses (#6).

(Table 2: non-consolidated)

(#1) Capital stock: 766.7 billion yen below the plan
Capital reserve: 447.1 billion yen below the plan

a. Capital stock and capital reserve combined decreased, on a net basis, 399.4 billion yen year-on-year due to factors such as the transfer of management business to SMFG as a part of the group's structural reform upon the establishment of the holding company.
b. Capital stock and capital reserve combined increased 450.3 billion yen year-on-year due to the issuance of common stock by direct allotment to SMFG.
c. Capital stock and capital reserve respectively decreased year-on-year 578.8 billion yen and 826.7 billion yen due to the merger accounting applied to the merger of the former SMBC and the former Wakashio Bank. At the time of the merger, the amount of stockholders' equity of Wakashio Bank

consisted of 80.8 billion yen in capital stock, and 60.0 billion yen in capital

(#2) Net unrealized loss on other securities: 238.1 billion yen below the plan

Due to the write-off of unrealized losses on stocks at the time of merger.

(Table 2: consolidated)

(#1) Net unrealized loss on other securities: 238.6 billion yen below the plan

Due to the write-off of unrealized losses on stocks at the time of merger.

(#2) Foreign currency translation adjustments: 38.3 billion yen below the plan

Due to the stronger-than-expected yen at the fiscal year-end [the plan: 133.5 yen, actual: 120.20 yen].

(Table 10)

(#1) Loans to small- and medium-sized enterprises [adjusted basis]: 799.7 billion yen below the plan

Main factors as follows, despite SMBC's effort to achieve the target.

a. Reflecting the sluggish economy, loan demand continued to be weak.
b. Expanded actions taken by corporate customers, especially by the subsidiaries of large corporations, to reduce their interest-bearing liabilities as a part of their financial restructuring measures.
c. Progress made in collecting on non-performing loans aiming at an early resolution of asset quality problem.

File No. 82-4395
Exhibit B2(b)

平成１５年９月１日

各　位

株式会社　三井住友フィナンシャルグループ
（コード番号８３１６）

三井鉱山株式会社の再生支援について

当社子会社の株式会社三井住友銀行（以下、三井住友銀行という）は、取引先である三井鉱山株式会社（以下、三井鉱山という）・三井鉱山コークス株式会社・三井鉱山物流株式会社・三井石炭鉱業株式会社の事業再生に関し、本日、同社グループと連名で株式会社産業再生機構（以下、機構という）に対し、機構法第２２条に基づく再生支援の申込を行い、同日、支援決定を受けました。

三井住友銀行は、他関係者の事業再生計画への同意を条件として、三井鉱山等に対し下記の金融支援を行う予定であり、今後、同社事業再生計画の実現のため、主力行として機構とともに支援をして参りますので、お知らせ致します。

記

1. 三井鉱山グループの概要

商　号	三井鉱山株式会社	三井鉱山コークス株式会社
所在地	東京都江東区豊洲 3 丁目 3 番地 3 号	福岡県北九州市若松区響町 1 丁目 3 番地
代表者	西野脩司	末田修治
資本金	116 億 4,165 万円	4 億円
事業内容	石炭・建材・機械等販売	コークス製造業

商　号	三井鉱山物流株式会社	三井石炭鉱業株式会社
所在地	福岡県大牟田市新港町 1 番地	東京都江東区豊洲 3 丁目 3 番地 3 号
代表者	田嶋高基	梶田邦夫
資本金	4 億円	25 億円
事業内容	運送業	石炭採掘業より撤退

2. 金融支援の内容（予定）
債権放棄：約 425 億円（支援申込 4 社合計）
増資引受：約 100 億円（三井鉱山の普通株式転換予約権付無議決権優先株式）
実施時期：平成 15 年度下期中

3. 業績の見通し
本件に伴う平成 16 年 3 月期業績予想の変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

File No. 82-4395
Exhibit B2(b)
(English Summary)

Sumitomo Mitsui Financial Group Announces Support for Mitsui Mining Company's Revitalization

TOKYO, September 1, 2003: Sumitomo Mitsui Financial Group, Inc. announced today that its subsidiary, Sumitomo Mitsui Banking Corporation (SMBC), has today jointly submitted an application based on Clause 22 of the Industrial Revitalization Corporation Act together with Mitsui Mining Company, Limited ("Mitsui Mining Co."), Mitsui Mining Coke Company, Limited, Mitsui Mining Logistics Corporation and Mitsui Coal Mining Company, Limited, to Industrial Revitalization Corporation of Japan ("IRCJ") for support in their revitalization, and received an approval notice from IRCJ regarding this support.

SMBC is expected to effect financial support to Mitsui Mining Co. and other group companies given below on the condition that other related parties shall approve the revitalization plan, and, as the main bank, shall take part in the support together with the IRCJ, in order to realize the said revitalization plan.

Outline of the Support:

1. Outline of Mitsui Mining Group

Trade name:	Mitsui Mining Company, Limited	Mitsui Mining Coke Company, Limited
Location:	3-3 Toyosu 3-chome, Koto-ku, Tokyo	3 Hibikicho 1-chome, Wakamatsu-ku, Kitakyushu city, Fukuoka prefecture
Representative:	Shuji Nishino	Shuji Sueda
Capital:	Yen 11,641.65 million	Yen 400 million
Business:	Sales of coal, construction materials, machinery, etc.	Coke manufacturing

Trade name:	Mitsui Mining Logistics Corporation	Mitsui Coal Mining Company, Limited
Location:	1 Minato-cho, Omuta city, Fukuoka prefecture	3-3 Toyosu 3-chome, Koto-ku, Tokyo
Representative:	Takamoto Tajima	Kunio Kajita
Capital:	Yen 400 million	Yen 2,500 million
Business:	Transportation	Withdrawn from domestic coal mining

2. Details of Financial Support

Debt forgiveness	approximately Yen 42,500 million (total being applied for by 4 companies)
Subscription of Capital	approximately Yen 10,000 million (convertible preferred stock with non-voting rights)
Date	During second half of fiscal 2003

3. SMFG's Earnings Forecast

SMFG's earnings forecast for the fiscal year ending March 31, 2004, announced on May 26, 2003, is not revised.

File No. 82-4395
Exhibit B2(c)

平成１５年９月８日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

第三種優先株式の転換価額の修正に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　西川善文）が発行いたしております第三種優先株式の転換価額は、当該優先株式の転換価額修正条項に基づき、下記のとおり修正されることとなりましたので、お知らせいたします。

記

１．　修正後転換価額　　　　３４９，６００円
　　（修正前転換価額　　　　５９２，４００円）

２．　適用日　　　　　　　　平成１５年１０月１日以降

以　　上

＜本件に関するお問い合わせ先＞
広報部　　　TEL 03-5512-2678

File No. 82-4395
Exhibit B2(c)
(English Translation)

Notice regarding Reset of Conversion Price of Type 3 Preferred Stock issued by Sumitomo Mitsui Financial Group, Inc.

Tokyo, September 8, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) hereby announces that the conversion price with respect to Type 3 Preferred Stock issued by SMFG will be reset as below in accordance with the terms and conditions of the preferred stock.

PARTICULARS

1.	Conversion Price after the Reset	JPY349,600
	(Conversion Price before the Reset	JPY592,400)
2.	Effective Date	October 1, 2003

File No. 82-4395
Exhibit B2(d)

「経営の健全化のための計画」の概要

平成15年9月

三井住友フィナンシャルグループ

1．経営合理化のための方策等

(1) 業務再構築のための方策

①今後の経営戦略

○基本方針

－お客さまのニーズを的確に捉え、そのニーズに対してグループ総合力の発揮により質の高いサービスを提供することによる「ビジネスボリュームの拡大」

－リスク・リターンの向上、収益性の高い分野への経営資源の傾斜配分を通じた「資本効率の向上」

－ローコストオペレーションの徹底による「コスト競争力の強化」

○これまでも「合併効果の早期実現」を達成した上で、更に、商業銀行業務のあり方を抜本的に見直す「業務改革」、有力なグループ会社の潜在力を引き出し、商品・サービスと財務体質のレベルアップを図る「グループ経営改革」という２つの改革に取り組んできており、今後、この取組を更に加速するため、以下の諸施策を展開。

②業務別の事業戦略

[個人金融ビジネス]

○特色あるコンサルティング・サービスを梃子としたビジネス展開

質の高いコンサルティング・サービスを通じた、「資産運用」と「資金調達」の両面における金融商品・サービスの総合的な提供。

＜資産運用＞

・お客さまのニーズを捉えた最適なコンサルティング・サービスによる投資信託・投資型年金などの投資商品の提供

＜資金調達＞

・「ＭＣデスク」におけるライフプラン相談に基づく住宅ローン、目的別ローンの提供とローンプラザの拡充による住宅ローン取組強化

○決済ファイナンスビジネスの抜本的強化

グループ総合力を活かした、決済サービスの機能向上による収益機会の拡充とコンシューマー・ファイナンス分野でのマーケットシェア拡大。

○ローコストオペレーションの徹底

ハブ&スポーク体制の展開等の営業店事務プロセスの抜本的効率化、ＯＢの再雇用や外部労働力の活用によるコストパフォーマンス向上等により、サービスレベルを維持・向上させつつ、一層の効率化を推進。

[法人金融ビジネス]

○リスク・リターンの適正化とリスクテイク能力の強化

融資慣行の見直しに取り組み、リスクに見合った適正なリターンを確保する新たな取引関係を構築。

信用リスク評価の一層の高度化、セグメント・与信金額別審査体制の確立や与信判断の標準化と権限委譲の推進等の「審査改革」の推進によるリスクテイク能力の強化。

○金融ソリューション提供力の強化

グループ総合力を活かしたソリューション提案型ビジネスの一層の多様化、高度化。

シンジケーション業務等の市場型間接金融への取組強化

○ミドル・スモール層を中心とした新規顧客の開拓

積極的なリスクテイクを可能にするリスクコントロールと的確なマーケティングに基づいた積極的な拠点展開によるミドル・スモール層を中心とした新規顧客の開拓。

(2) 15年3月期業務改善命令への対応

①15年3月期の当期利益の実績が経営健全化計画の計画値より下振れした理由

○不良債権の積極的な処理
貸倒償却引当費用(注)：1兆745億円(計画比▲5,745億円)
(注)一般貸倒引当金繰入を含む

不良債権のオフバランス化：2兆2,283億円

○本邦株式相場の想定を上回る大幅な環境悪化
株式等関係損益：▲6,357億円(計画比▲5,657億円)
うち償　　却：▲5,275億円

保有株式の売り切り：約1兆1,000億円

②業務純益ＲＯＥの状況
業務純益ＲＯＥ：40.52％(計画比＋14.28％)
業務粗利益：1兆7,606億円(計画比＋2,606億円)
経　　費：　6,470億円(計画比△30億円)

③業務改善命令について
引き続き経営努力を重ね、業務再構築のための方策、リストラ計画を通じて収益力の強化を図り、公的資金の早期返済に向けて全力で取り組んでいく。

(3) リストラの推移及び計画

総経費については、さくら銀行及び住友銀行の合算経費のピークである9年度8,086億円から14年度には6,470億円へと、5年間で約2割、1,616億円を削減。
15年度については、従来、16年度の計画であった経費6,000億円への削減を1年前倒しで実施。
平成16年度以降についても、業務再構築のための方策の実現に向けて戦略的に経費投入を実施する一方、既存の経費については引き続き削減に努め、経費総額を圧縮。

	15／3月期 実績	16／3月期 計画	17／3月期 計画	18／3月期 計画	19／3月期 計画
OHR(注)　(%)	36.74	37.50	37.50	35.52	32.77
人件費＋物件費　(億円)	6,096	5,686	5,656	5,606	5,556

(注)三井住友銀行における経費/業務粗利益を記載しております。

①人件費

従業員給与の7年連続ベア凍結や人員の削減を進めたほか、賞与ファンドの削減等により、9年度の3,563億円から14年度には2,543億円へと、5年間で28％強にあたる1,020億円を削減。
15年度については、従業員の賞与を14年度対比13.4％削減するほか、融資・市場関連事務のアウトソース等の諸施策を引き続き実施。
また、個人金融ビジネス、法人金融ビジネス強化のために戦略的に人員を投入していく一方で、営業店事務プロセスの抜本的効率化、ＯＢや派遣社員の登用による人材ポートフォリオの組み替え等により、一段の人員削減を進めていく方針。

	15／3月期 実績	16／3月期 計画	17／3月期 計画	18／3月期 計画	19／3月期 計画
人件費　(億円)	2,543	2,388	2,358	2,328	2,298
従業員数(期末)　(人)	24,024	22,600	21,300	20,900	20,500

②物件費

システム統合を14年7月に完了したほか、共同店舗方式の活用等により立地重複支店の統合等を実施済み。
15年度以降は、三井住友銀行の情報システム部門を日本総合研究所に統合したことにより、グループＩＴ支出一元化による調達力強化、設備集約による効率化を実現していくほか、その他経費項目についても見直しを進めていく。

	15／3月期 実績	16／3月期 計画	17／3月期 計画	18／3月期 計画	19／3月期 計画
物件費 (億円)	3,552	3,298	3,298	3,278	3,258
除く機械化関連費用 (億円)	2,648	2,475	2,470	2,458	2,450

③子会社・関連会社

原則として「一業種一社」を基本方針に統合を進め、グループ内の経営資源を集中投入することによって一層の強化・効率化を図っており、主要業務については、15年4月までに統合を完了済み。

＜主な実績＞

[13年4月]
・大和証券ＳＢキャピタルマーケッツがさくら証券より営業を譲り受け、大和証券ＳＭＢＣとして発足
・さくら総合研究所と日本総研ビジコンが合併し、ＳＭＢＣコンサルティングとして発足
・さくらキャピタルと住銀インベストメントが合併し、ＳＭＢＣキャピタルとして発足

[13年5月]
・住銀リースがさくらリースを子会社化し、営業を統合(13年9月に三井住友銀リースへ商号変更)

[15年4月]
・ＳＭＢＣファイナンス、三井ファイナンスサービス、さくらファイナンスサービスの3社が合併し、ＳＭＢＣファイナンスサービスとして発足
・さくらフレンド証券と明光ナショナル証券が合併し、ＳＭＢＣフレンド証券として発足

(予定)
[15年10月]
・三井住友銀リースがさくらリースを吸収合併

2．収益計画の概要

［三井住友銀行(単体)］

(億円)

	15／3月期 実績	16／3月期 計画	17／3月期 計画	18／3月期 計画	19／3月期 計画
業務粗利益	17,606	16,000	16,000	16,750	18,000
経費	6,470	6,000	6,000	5,950	5,900
実質業務純益(注1)	11,136	10,000	10,000	10,800	12,100
与信関係費用(注2)	10,745	6,500	4,500	3,000	3,000
株式等関係損益	▲ 6,357	▲ 1,100	0	0	0
経常利益	▲ 5,972	1,700	4,800	7,100	8,400
当期利益	▲ 4,783	1,000	2,500	4,000	4,700
OHR	36.74%	37.50%	37.50%	35.52%	32.77%

(注1)一般貸倒引当金繰入前の業務純益を表示しております。
(注2)不良債権処理損失額及び一般貸倒引当金繰入額を表示しております。

［参考：三井住友フィナンシャルグループ(4社合算ベース：三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所)］

(億円)

	15／3月期 実績	16／3月期 計画	17／3月期 計画	18／3月期 計画	19／3月期 計画
合算業務純益(注)	11,578	10,480	10,580	11,480	12,880
経常利益	▲ 5,637	2,090	5,310	7,730	9,130
当期利益	▲ 4,533	1,220	2,790	4,360	5,130

(注)三井住友銀行の業務純益及び三井住友カード・三井住友銀リース・日本総合研究所の営業利益を合算しております。

3．責任ある経営体制の確立のための方策

(1) コーポレートガバナンス体制

三井住友フィナンシャルグループの取締役会がグループ全体の経営の重要事項を決定し、業務執行を監督するコーポレートガバナンス体制を構築。また、取締役会の実効性を強化するため、社外取締役を2名選任するとともに、次の3つの委員会を取締役会の機能を補完する内部委員会として設置。

①リスク管理委員会
グループ全体のリスク管理およびコンプライアンスに関し、リスク管理の方針および体制、経営に重大な影響を与え得る異例な事項等の審議

②人事委員会
三井住友フィナンシャルグループおよび三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議

③報酬委員会
三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬、ストックオプションの付与等に関する事項等の審議

業務の状況については、主要な子会社の状況も含め、従来より四半期毎に取締役会に報告する体制としているが、先般、行政処分（業務改善命令）を受け、業務改善計画書を作成したことに伴い、従来の業務状況の報告に加え、同計画の履行状況を四半期毎に取締役会に報告。

(2) 組織および経営陣

三井住友フィナンシャルグループにおいては、グループ経営戦略・経営管理、経営資源配分、財務、ＩＲ、情報システム戦略、グループ内幹部人事、リスク管理、業務監査などの機能を有する以下の9部1室を設置。

＜三井住友フィナンシャルグループの組織＞



株主総会
取締役会
監査役・監査役会
監査役室
グループ経営会議
グループ戦略会議
広報部
企画部
IR室
財務部
グループ事業部
IT企画部
総務部
人事部
リスク統括部
監査部

4．配当等により利益の流出が行われないための方策等

(1) 基本的考え方

業務の再構築、リストラによる経費削減、不良債権残高の削減や政策投資株式圧縮によるバランスシートの改善、等の早期実現を通じて収益力の強化を図り、内部留保を着実に蓄積し、これによりTier I資本の質・量をともに充実。

(2) 配当、役員報酬・賞与についての考え方

配当については、内部留保の蓄積を図るために、12年度の6円から、13年度：4円、14年度：3,000円(従来の普通株式1株当たり3円配当に相当)と減配を実施済み。今後は、グループ収益力を早期に強化し、自己資本の充実に目処をつけた上で、株主重視の考え方に則った配当方針を展望。

役員報酬・賞与についても、配当と同様、内部留保の蓄積状況、中期的な業績展望等を慎重に検討した上で、適正な支給水準を検討。なお、支給額の水準については、社外取締役等をメンバーとする報酬委員会(取締役会の内部委員会)の審議を経て決定。

5．資金の貸付けその他信用供与の円滑化のための方策

(1) 方策

資金供給力の強化に向け、従来の担保依存ではなく、適正利鞘の確保を前提とした原則無担保のポートフォリオ型貸出を「リスクテイク商品」として位置付け、積極的に推進。

<リスクテイク商品(14年度実績：4万1,000件/1兆2,500億円)>
・ビジネスセレクトローン
・ミドルⅠ、ミドルⅡファンド(注1)
・ＳＭＢＣ－ＣＬＯ
・クライアントサポートローン(注2)
(注1)採り上げ基準を標準化、簡素化かつ対象先を拡大した「Ｎファンド」に変更済み
(注2)15年度より取扱いを開始

(2) 組織・体制の見直し

○中小企業専担部付部長の配置
ミドル・スモールマーケットへよりきめ細かく取り組むべく、中小企業取引専担の部付部長を配置(14年度：30名)。

○ビジネスサポートプラザ、法人プロモーションオフィスへの追加人員投入
ビジネスサポートプラザ、法人プロモーションオフィスに対し、追加人員を投入(14年度：96名)。

○法人営業所の新設
拠点展開をしていない店舗空白地における新規マーケットの開拓を目的に、グループ会社等との共同店舗の形態による、「法人営業所」を15年度より設置。

○法人営業部・ビジネスサポートプラザ分室の設置
支店はあるものの法人拠点がない地域に、最寄の法人営業部またはビジネスサポートプラザの出先として「分室」を15年度より設置。

6．株式等の発行等に係る株式等及び借入金につき利益をもってする消却、払戻し、償還又は返済に対応することができる財源を確保するための方策

(1) 消却、払戻し、償還又は返済についての考え方

公的資金(優先株式による1兆3,010億円)については、収益力の向上を図り、早期にその返済原資となる剰余金を積上げた上で、経済状況を踏まえて早期返済を検討。

(2) 剰余金の推移

「経営の健全化のための計画」を適切に履行することにより、剰余金を積上げ、三井住友フィナンシャルグループ及びその100%出資子会社合算の剰余金を18年度末には2兆6,000億円(うち利益性剰余金1兆7,000億円以上)とし、公的資金1兆3,010億円を大幅に上回る水準を確保する見込み。

＜剰余金の積み上がり状況＞

(億円)

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
合算剰余金(注)	10,130	15,906	17,983	21,799	26,334
その他資本剰余金	4,139	8,985	8,985	8,985	8,985

(注)三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計

＜公的資金(優先株)の概要＞

	第一種	第二種	第三種
発行額	2,010億円	3,000億円	8,000億円
一斉転換日	平成21年2月27日	平成21年2月27日	平成21年10月1日

7．財務内容の健全性及び業務の健全かつ適切な運営の確保のための方策

(1) 不良債権処理

金融再生プログラムの趣旨をふまえ、16年度末における不良債権比率半減に向けて、引き続き積極的なオフバランス化等を実施し、財務体質を強化。

＜16年度末目標＞

不良債権残高：2兆5,000億円程度
不良債権比率：4%程度(14年3月末8.9%)

(2) 評価損益の状況と今後の処理方針

株価変動リスクを大幅に圧縮するため、14年度において約1兆1,000億円の保有株式の売り切り、約5,000億円の減損処理を実施したほか、15年3月にわかしお銀行と合併し、この際の合併処理によって株式の含み損約7,000億円を解消。

15年度においては、株式市場に充分留意しつつ、保有株式をさらに圧縮し、株価変動リスクを削減していく予定。

File No. 82-4395
Exhibit B2(d)
(English Translation)

The Summary of the Plan for Strengthening the Financial Base

September 2003

Sumitomo Mitsui Financial Group

1. Business rationalization policies

(1) Business reconstruction policy

(i) Corporate strategy

- Basic policy
  - Expand business volumes through value-added services that match customers' needs by utilizing the unified group-wide capabilities.
  - Enhance capital efficiency through the improvement of the risk-return profile, and concentration of business resources in business fields with high profitability.
  - Strengthen cost efficiency through reinforcement of low cost operation.
- On-going initiatives: "Two reforms" with early realization of the synergy through merger.
  - "Business reform" reviews the operation of commercial banking business on a full-scale basis.
  - "Structural reform" realizes potential capabilities of important group companies to enhance their level of products, services, and financial bases.

Following strategies are to be implemented in order to accelerate these reforms.

(ii) Strategy in each business segment

[Consumer banking]

- Business expansion through distinct consulting services.

  Provide a comprehensive range of financial products and services addressing both the asset management and financing requirements of the individual through consulting services that match the customers' needs.

  <Asset management>

  Provide products such as investment trusts and pension-type insurance through suitable consulting services that match the customers' needs.

  <Financing>

  Offer housing loans and highly focused solutions to customers' specific borrowing needs through the life-plan consulting services provided by Money-Lifestyle Consulting Desks and expand/improve the Loan Plaza network to strengthen housing loan facilitation capability.

- Full-scale expansion of settlement finance business

  Expand profit opportunities by improving settlement finance service functions through a unified group-wide settlement infrastructure, and increase market share in consumer financing

- Reinforcement of low cost operation

  Boost operational efficiency further while simultaneously enhancing the quality of customer service by radically streamlining business processing-routines at branches by applying the hub-and-spoke structure, and cost performance on manpower by utilizing retired employees and outsourcing.

[Corporate banking]

- Improve risk-return profile and strengthen credit risk taking capability
  - Reexamine lending practices, and secure appropriate risk-return profile by forging new business relationship with existing customers.
  - Strengthen credit risk taking capability through the promotion of "reform of credit supervision system" incorporating further upgrading of credit risk evaluation capability, establishment of credit supervision structure by segment and amount, standardization of credit decision process, delegation of authority, etc.
- Strengthen ability to provide financial solutions
  - Further diversify and upgrade solution-providing approach by utilizing the unified group-wide capabilities.
  - Strengthen loan syndication businesses
- Develop new customers, especially in small- and medium-sized companies sector

  Develop new customers, especially in small- and medium-sized companies sector through the efficient marketing networks and the solid risk management capabilities that realize further credit risk-taking.

(2) Response to administrative order issued in FY2003

(i) Reasons for the differences between the SMBC's Plan for the Strengthening of the Financial Base of the Bank and the actual results

- Aggressive disposition of non-performing assets
  - Total credit cost*: 1,074.5 billion yen (574.5 billion yen above the plan)
    *Including Transfer to general reserve for possible loan losses
  - "Off-balancing" of non-performing assets: 2,228.3 billion yen

- Greater-than-expected drop in Japanese stock prices
  - Losses on stocks: 635.7 billion yen (565.7 billion yen above the plan)
    - Of which write-off for impairment: 527.5 billion yen
  - Sales of cross-shareholding: 1,100.0 billion yen

(ii) Situation of ROE

- ROE (numerator = Banking profit*): 40.52% (14.28% above the plan)
- Gross banking profit: 1,760.6 billion yen (260.6 billion yen above the plan)
- Expenses: 647.0 billion yen (3 billion below the plan)

*Excluding transfer to general reserve for possible loan losses

(iii) Response to administrative order

SMFG is fully committed to continue efforts to strengthen profitability, and for the early repayment of public funds through the business restructuring plan.

(3) Business restructuring plan

Total annual expenses of SMBC in FY2002 were 647.0 billion yen, a decrease of 161.6 billion yen, or about 20%, compared with FY1997 (808.6 billion yen), when expenses were the largest.

In FY2003, SMBC plans to achieve the annual expenses target of 600 billion yen, a full year ahead of the original schedule.

From FY2004 onward, SMBC will keep controlling total annual expenses by further reducing ordinary expenses, while making the recessary investments in realize various measures for business reconstruction.

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
(%) OHR (SMBC Expenses / SMBC Gross banking profit)	36.74	37.50	37.50	35.52	32.77
(Billions of yen) Personnel expenses + Non-personnel expenses	609.6	568.6	565.6	560.6	555.6

(i) Personnel expenses

In addition to freezing the salary base-up structure for seven consecutive years and reducing the headcount, other steps such as cutting bonuses to employees were taken to reduce SMBC's personnel expenses in FY2002 to 254.3 billion yen, a decrease of 102.0 billion yen, or more than 28%, from 356.3 billion yen in FY1997.

In FY2003, SMBC plans to cut bonuses to employees by 13.4% compared with FY2002, and to keep taking various measures like outsourcing of the clerical work in the loan and treasury related operation.

While strategically allocating staff to consumer banking and corporate banking to strengthen these businesses, the overall headcount will be further reduced through such steps as boosting business processing efficiency at the branch level, and utilizing retired employees and temporary staff to create a more cost-efficient human resource portfolio.

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
(Billions of yen) Personnel expenses	254.3	238.8	235.8	232.8	229.8
(Number of employees) Full-time employees (As of the fiscal year end	24,024	22,600	21,300	20,900	20,500

(ii) Non-personnel expenses

SMBC completed systems integration in July 2002, and the integration of branches by bringing together certain branches serving overlapping areas into one location.
As SMBC's computer systems operating function was transferred to the Japan Research Institute, a hub of the group's computer system operation, after FY2003, SMFG will realize greater efficiency by bolstering of procurement capabilities as a result of the concentration of IT expenditure, and of the concentration of Group's facilities while reexamining other expenses.

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
(Billions of yen) Non-personnel expenses	355.2	329.8	329.8	327.8	325.8
(Billions of yen) Excluding System related cost	264.8	247.5	247.0	245.8	245.0

(iii) Subsidiaries and affiliates

Under the basic policy of having one entity in one sector, SMFG has integrated the Group subsidiaries and affiliates to promote greater efficiency by concentrating business resources within the Group. As for the major business fields, SMFG completed the integration by April 2003.

The integration of major subsidiaries and affiliates is as follows:

[April 2001] - Sakura Securities transferred its business to Daiwa Securities SB Capital Markets (Daiwa SBCM), and Daiwa SBCM changed its corporate name to Daiwa Securities SMBC.
- Sakura Institute of Research and JRI Business Consulting merged to form SMBC Consulting.
- Sakura Capital and SB Investment merged to form SMBC Capital.

[May 2001] - Sakura Leasing became a subsidiary of SB Leasing (changed its corporate name to SMBC Leasing in September 2001) to unify the leasing business.

[April 2003] - SMBC Finance, Mitsui Finance Service and Sakura Finance Service merged to form SMBC Finance Service.
- Sakura Friend Securities and Meiko National Securities merged to form SMBC Friend Securities.

<Scheduled>
[October 2003] - SMBC Leasing will merge Sakura Leasing.

2. Outline for the plan of income

[SMBC <non-consolidated>]

(Billions of yen)

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Gross banking profit	1,760.6	1,600.0	1,600.0	1,675.0	1,800.0
Expenses	(647.0)	(600.0)	(600.0)	(595.0)	(590.0)
Banking profit*1	1,113.6	1,000.0	1,000.0	1,080.0	1,210.0
Total credit cost*2	(1,074.5)	(650.0)	(450.0)	(300.0)	(300.0)
Gains(losses) on stocks	(635.7)	(110.0)	0	0	0
Ordinary profit(loss)	(597.2)	170.0	480.0	710.0	840.0
Net income(loss)	(478.3)	100.0	250.0	400.0	470.0
OHR	36.74%	37.50%	37.50%	35.52%	32.77%

*1 Excluding transfer to general reserve for possible loan losses.

*2 The sum of Credit cost and Transfer to general reserve for possible loan losses.

[Reference: SMFG <SMBC +Sumitomo Mitsui Card +SMBC Leasing +Japan Research Institute>]

(Billions of yen)

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Total net business profits*	1,157.8	1,048.0	1,058.0	1,148.0	1,288.0
Ordinary profit(loss)	(563.7)	209.0	531.0	773.0	913.0
Net income(loss)	(453.3)	122.0	279.0	436.0	513.0

*The sum of SMBC's Banking profit (excluding transfer to general reserve for possible loan losses) and Operating profit of Sumitomo Mitsui Card, SMBC Leasing, and Japan Research Institute.

3. Measures taken to establish the responsible management structure

(1) Corporate governance structure

SMFG has established a corporate governance structure in which SMFG's Board of Directors is responsible for deciding the major issues and supervising the operations of the Group as a whole. And SMFG has appointed two outside directors to the Board of Directors to improve its effectiveness, and have reinforced the Board's oversight functions by setting up the following three subcommittees within the Board of Directors.

(i) Risk Management Committee

Discusses the issues related to the basic policies and the system of risk management and other issues with a potentially material impact on operations regarding the group-wide risk management and compliance.

(ii) Nominating Committee

Discusses the issues related to the selection of candidates for Board directorships and the issues related to the appointment of managing directors having specific management responsibilities and representative directors of SMFG and SMBC. It has also discussed the issues related to the appointment of the president of the Sumitomo Mitsui Card, SMBC Leasing and the Japan Research Institute.

(iii) Compensation Committee

Discusses the issues related to remuneration, the stock option program, and other remuneration issues of Board Members and Executive Officers of SMFG and SMBC.

SMFG reports quarterly business performances of the Group, including those of the major subsidiaries, to the Board of Directors. As SMFG was issued a business improvement administrative order by the FSA and has submitted the business improvement plan, SMFG plans to report the progress of the plan, as well as the ordinary business performances, to the Board of Directors every quarter.

(2) Organization and Board of Directors

SMFG is responsible for corporate strategy and management, resource allocation, financial accounting, investor relations, IT strategy, nomination of executives, risk management, and audit of the Group as a whole with ten departments as indicated below.

<SMFG Organization>



Shareholders' Meeting
Board of Directors
Corporate Auditors / Board of Corporate Auditors
Management Committee
Office of Corporate Auditors
Group Strategy Committee
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
IT Planning Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Risk Management Dept.
Audit Dept.

4. Measures to prevent excessive outflow of retained earnings through dividends and other payouts

(1) Basic policy

SMFG will fortify its Tier I capital in both quality and quantity, by building up its internal reserve through enhanced profitability resulting from the early realization of initiatives such as cost reduction through business process restructuring and through rationalization, improvement in asset quality by reducing the amount of non-performing assets and cross-shareholdings.

(2) Stance on dividends and director compensation

With the aim of building up internal reserve, dividend per share was reduced from 6 yen in FY2000 to 4 yen in FY2001 and to 3,000 yen (equivalent to 3 yen dividend per SMBC share) in FY2002. SMFG will endeavor to improve the group's earning power and implement a shareholder-oriented dividend policy as soon as it has built up sufficient level of capital.

Regarding director compensation, as with dividends, the appropriate level will be determined based on the level of internal reserve and medium-term business outlook. The amount of compensation is set after deliberation by the Compensation Committee which includes outside directors.

5. Measures for orderly supply of credit

(1) Measures

To strengthen its capacity to supply credit, SMFG is actively promoting "credit-risk-taking products" - unsecured credit portfolio with appropriate interest spreads.

<Credit-risk-taking products: 41,000 loans or 1.25 trillion yen in FY2002>

- Business Select Loan
- Middle I and II Funds*1
- SMBC-CLO
- Client Support Loan*2

*1 Already changed to 'N Fund" with standardized lending criteria, streamlined lending process, and wider range of target customers.

*2 Launched in FY2003.

(2) Reexamination of Organization and Structure

- Assign general managers exclusively in charge of small- and medium-sized companies to provide more detailed services to such customers (30 general managers in FY2002).
- Increase staff of Business Support Offices and Corporate Promotion Offices (96 persons in FY2002).
- Establishment of Corporate Business Sub-Branches

  Establish Corporate Business Sub-Branches jointly with group companies to develop new markets in areas without branches or offices (since FY2003).
- Establishment of satellite offices of Corporate Business Offices and Business Support Offices.

  Establish satellite offices of Corporate Business Offices and Business Support Offices in areas without Corporate Business Office since FY2003.

6. Measures to secure funds for redemption, refund, or repayment of shares issued and loans by retained earnings

(1) Policy on redemption/refund/repayment of the public fund capital

Early repayment of the public funds of 1,301 billion yen , raised through issuance of preferred stocks, will be considered after building up a sufficient level of retained earnings for the repayment by enhancing profitability, taking the economic situation into account.

(2) Build up retained earnings

Build up the combined Retained earnings in consolidated basis of SMFG and its 100%-owned subsidiaries to 2,600 billion yen by the end of FY2006 (more than 1,700 billion yen excluding Capital reserve), and secure a level of Retained earnings that is substantially above the amount of public funds (1,301 billion yen) by appropriately executing the Plan for Strengthening the Financial Base of the Bank.

<Build-up of Retained Earnings>

(Billions of yen)

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Retained Earnings*	1,013.0	1,590.6	1,798.3	2,179.9	2,633.4
Other capital surplus	413.9	898.5	898.5	898.5	898.5

*The sum of Retained earnings of SMFG, SMBC, Sumitomo Mitsui Card, SMBC Leasing, and Japan Research Institute.

<Outline of the Public Funds>

(Billions of yen)

	Type I	Type II	Type III
Issue Price	201.0	300.0	800.0
Mandatory Conversion Date	Feb. 27, 2009	Feb. 27, 2009	Oct. 1, 2009

7. Measures to secure SMFG's financial soundness, and sound and appropriate business operation

(1) Disposition of non-performing assets

Strengthen SMBC's financial base through the continued initiative of aggressively executing "off-balancing", in order to halve the problem asset ratio by the end of FY2004 in line with the basic concept of the Program for Financial Revival.

<Target for the end of FY2004>

- Total amount of problem assets: around 2,500 billion yen
- Problem asset ratio: around 4% (8.9% at the end of March 2002)

(2) Situation and policy on Unrealized gains (losses)

In FY2002, in order to substantially reduce its stock price fluctuation risks, SMBC sold its cross-shareholdings by approximately 1,100 billion yen, reduced the book value by approximately 500 billion yen due to impairment, and offset significant unrealized losses on securities held by approximately 700 billion yen using the merger surplus resulting from the merger of SMBC with the Wakashio Bank in March 2003.

In FY2003, SMBC will further reduce its cross-shareholdings, and therefore, reduce its stock price fluctuation risks, with sufficient care to avoid negative impact on the stock market.

File No. 82-4395
Exhibit B2(e)

経営の健全化のための計画

（金融機能の早期健全化のための緊急措置に関する法律第５条）

平成 15 年 9 月

株式会社 三井住友フィナンシャルグループ

三井住友銀行の株式移転により、銀行持株会社「三井住友フィナンシャルグループ」を設立したこと、また三井住友銀行の「経営の健全化のための計画」(12 年 12 月公表)について策定から 2 年を経過したこと、から三井住友銀行の「経営の健全化のための計画」を本計画に変更いたします。

なお、計画に記載された事項について重大な変更が生じることが予想される場合は、遅滞なく金融庁に報告いたします。

本計画の主要前提条件は以下の通りであります。

	15/3 期	16/3 月期	17/3 月期	18/3 月期	19/3 月期
実質ＧＤＰ (%)	1.6	0.6	0.9	1.3	1.5
無担 Ｏ/Ｎ (%)	0.001	0.001	0.20	0.40	0.60
ＴＩＢＯＲ ３Ｍ (%)	0.09	0.10	0.30	0.50	0.70
１０年国債 (%)	1.1	1.0	1.3	1.5	1.7
為替(円/ドル) (円)	120.20	120.00	120.00	120.00	120.00
日経平均株価 (円)	8,170	7,831	7,831	7,831	7,831

(注)金利については期中平均としております。

目　次

1．金額・条件等

(1) 根拠

13年4月、さくら銀行と住友銀行の合併により発足いたしました三井住友銀行におきましては、システム統合をはじめとする経営統合、経費削減・粗利益増強の両面における合併効果を着実に実現しつつ将来の更なる発展への基礎を固めてまいりましたが、三井住友銀行としての基礎固めに目処がつき、業務推進に拍車がかかってまいりましたことから、「最適グループ経営の実現」と「戦略事業の抜本的強化」の2点を主眼とする「グループ経営改革」の一環として、14年12月、三井住友銀行の株式移転により銀行持株会社「三井住友フィナンシャルグループ」を設立し、持株会社体制へ移行いたしました。

また、15年2月には高い成長ポテンシャルと十分な事業規模を有し、業務面において銀行業とのシナジーも見込まれる、三井住友カード、三井住友銀リース、日本総合研究所の3社を三井住友フィナンシャルグループの100%子会社として重点的に強化すると同時に、大和証券ＳＭＢＣ、大和住銀投信投資顧問を三井住友フィナンシャルグループの直接投資会社といたしました。

さらに、15年3月、三井住友フィナンシャルグループにおけるスモールビジネス及び個人向け金融機能の一層の強化を図るために、スモールビジネス、個人向け地域密着サービスに経営資源を集中し、高い専門性とローコストオペレーションのノウハウを強みとする独自のビジネスモデルを構築してきたわかしお銀行と、ブランド力、高度な金融サービス開発力、全国規模のネットワークを保有する三井住友銀行の合併を実施いたしました。また、この際の合併処理によって株式の含み損約7,000億円を解消するとともに、14年度におきまして、約1兆1,000億円の保有株式の売り切り、約5,000億円の減損処理を実施し、銀行経営の大きな不安定要因の一つであった株価変動リスクの大幅圧縮を実現いたしました。

上述の持株会社化に伴い経営形態に重大な変更が生じること、また三井住友銀行の「経営の健全化のための計画」(12年12月公表)について策定から2年を経過したことから、「経営健全化計画の見直しについての基本的考え方」(金融再生委員会、11年9月30日

付)及び「金融機能の早期健全化のための緊急措置に関する法律施行令」第1条の2に基づき、三井住友銀行の「経営の健全化のための計画」を本計画に変更いたします。

なお、三井住友フィナンシャルグループは、「金融機能の早期健全化のための緊急措置に関する法律」第5条第4項の規定に従い、金融庁に対して、本計画の履行状況を報告してまいります。

(2) 発行金額、発行条件、商品性

三井住友銀行が受け入れていた公的資金につきましては、株式移転により三井住友フィナンシャルグループが新たに発行する優先株式によって、同社が受け入れることとなりました。株式移転の際、三井住友銀行の各種優先株式1,000株に対して、三井住友フィナンシャルグループの各種優先株式1株を割り当てました。三井住友フィナンシャルグループが発行する優先株式の概要は以下の通りですが、発行条件等の実質的な変更はありません。

＜三井住友フィナンシャルグループが発行する優先株式＞

	第一種	第二種	第三種
発行額	2,010億円	3,000億円	8,000億円
残余財産分配額	3,000,000円	3,000,000円	1,000,000円
優先配当金	10,500円	28,500円	13,700円
優先配当率	0.35%	0.95%	1.37%
優先中間配当金	5,250円	14,250円	6,850円
転換価額	947,100円	平成17年8月1日の時価(注)	592,400円
転換請求期間	平成14年12月2日～平成21年2月26日	平成17年8月1日～平成21年2月26日	平成14年12月2日～平成21年9月30日
転換価額の修正	転換請求期間中毎年8月1日の時価(注)に修正(上下両方)	転換請求期間中毎年8月1日の時価(注)に修正(上下両方)	平成15年10月1日以降平成18年10月1日までの毎年10月1日の時価(注)で修正(上下両方)

	第一種	第二種	第三種
期中の下限転換価額	947,100円	947,100円	249,700円
一斉転換日	平成21年2月27日	平成21年2月27日	平成21年10月1日
一斉転換の下限	500,000円	500,000円	258,330円
当初発行会社および名称	住友銀行 第1回第一種	住友銀行 第2回第一種	さくら銀行 第三回(第二種)
三井住友銀行における名称	第1回第一種	第2回第一種	第五種

(注)時価は、当該日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の終値の平均値

(3) 当該自己資本の活用方針

三井住友フィナンシャルグループが受け入れました公的資金につきましては、引き続き、主として経営の健全な中堅・中小企業及び個人向け貸出増強に活用してまいる所存であります。

２．経営の合理化のための方策

(1) 経営の現状及び見通し

[15年3月期決算の概要]

①三井住友銀行

業務粗利益は、円金利や米ドル金利等の動向を捉えたＡＬＭ運営が奏効し、トレジャリー収益が好調に推移したこと等により、1兆7,606億円と計画値を2,606億円上回る結果となりました。また、経費につきましては、人員の削減や賞与ファンドの追加削減を実施したことに加え、国内店舗統合の早期実現や事務合理化の推進等により、6,470億円と合併したわかしお銀行の経費81億円の合算後で計画値を30億円上回る削減を実施いたしました。

一方、貸倒償却引当費用（一般貸倒引当金繰入を含む）は、金融再生プログラム等の趣旨を踏まえ、積極的な不良債権処理を実施したことから、1兆745億円と計画値を5,745億円上回ることとなりました。また、株式等関係損益は、本邦株式相場が想定を上回る大幅な環境悪化となりましたことから、6,357億円の損失と計画値を5,657億円上回る損失となりました。

以上の結果、当期利益は4,783億円の損失と計画値を5,583億円下回る結果となりました。

②三井住友フィナンシャルグループ

連結の損益といたしましては、上述のとおり、三井住友銀行における損失計上を反映し、経常利益は5,157億円の損失、当期利益は4,654億円の損失となりました。

[15年度以降の業績計画]

①三井住友銀行

業務粗利益につきましては、14年度において、低金利の市場環境下、好調でありましたトレジャリー収益が徐々に減益となる一方、後述の業務再構築のための方策等によりマーケティング部門における収益増強を図り、18年度で、1兆8,000億円とする計画としております。

経費につきましては、従来、16 年度の目標としておりました経費 6,000 億円体制を 1 年前倒し、15 年度に実現する計画としております。また、16 年度以降につきましても、業務再構築のための方策の実現に向けて戦略的に経費を投入する一方、既存の経費については引き続き削減に努め、経費総額の圧縮を進めていく方針であります。このため、経費総額は 15 年度の 6,000 億円から順次減少し、18 年度には 5,900 億円とする計画であります。

また、不良債権処理につきましては、金融再生プログラムの趣旨を踏まえ、16 年度末における不良債権比率半減に向けて、引き続き積極的なオフバランス化等財務体質の強化を図ってまいります。具体的には、16 年度末の不良債権残高を 2 兆 5,000 億円程度まで削減し、不良債権比率を 14 年 3 月末の 8.9%から 4%程度へと改善する目標としております。この方針の下、15 年度の貸倒償却引当費用(一般貸倒引当金繰入を含む)は、デフレ傾向が持続する足許の厳しい経済環境下、6,500 億円となりますが、18 年度には、不良債権残高が大幅に減少すること等から、3,000 億円を計画しております。

以上の結果、18 年度の当期利益につきましては、4,700 億円とする計画としております。

②三井住友フィナンシャルグループ

上述の三井住友銀行の計画に加え、三井住友フィナンシャルグループの完全子会社 3 社(三井住友カード、三井住友銀リース、日本総合研究所)合算で、18 年度は、当期利益 5,130 億円とする計画としております。

(2) 15 年 3 月期業務改善命令への対応

[15 年 3 月期について当期利益の実績が経営健全化計画の計画値より下振れした理由]

15 年 3 月期の当期利益は、4,783 億円の損失と、経営健全化計画における計画値を 5,583 億円下回る結果となりました。これは、①金融再生プログラム等の趣旨を踏まえ、不良債権の積極的な処理を実施したことから、貸倒償却引当費用(一般貸倒引当金繰入を含む)が計画値を 5,745 億円上回ったこと、②想定を上回る大幅な環境悪化により株式等関

係損益が計画値を5,657億円上回る損失となったこと、によるものであります。

［業務純益ＲＯＥの状況］

15年3月期の業務粗利益は、円金利や米ドル金利等の動向を捉えたＡＬＭ運営が奏効し、トレジャリー収益が好調に推移したこと等により、1兆7,606億円と計画値を2,606億円上回る結果となりました。また、経費につきましては、計画に基づく人員削減や賞与ファンドの追加カットを実施したことや、国内店舗統合の早期実現等により6,470億円と、合併した旧わかしお銀行の経費81億円の合算後で計画値を30億円上回る削減を実現いたしました。

この結果、業務純益(一般貸倒引当金繰入前)は、1兆1,136億円と計画値を2,636億円上回り、業務純益ＲＯＥ(一般貸倒引当金繰入前)は、40.52%と計画値を14.28%上回る実績となりました。

［業務改善命令について］

「経営健全化計画に係る15年3月期の収益目標と実績との乖離が相当程度にとどまらず大幅なものであり、かつ、積極的な不良債権処理を考慮してもなお大幅に乖離しており、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、8月1日、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第20条第2項及び銀行法第52条の33第1項の規定に基づき、行政処分(業務改善命令)を受けました。

三井住友フィナンシャルグループといたしましては、かかる処分を受けましたことを真摯に受け止め、引き続き経営努力を重ね、後述の業務再構築のための方策を通じ、収益力の強化を図り、公的資金の早期返済に向けて全力で取り組んでまいります。

(図表1－1)収益動向及び計画[三井住友フィナンシャルグループ]

持株会社　平成14年12月 設立

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	27,862	33,877	33,912	33,945	33,963
貸出金	190	400	400	400	400
有価証券	27,172	32,510	32,461	32,461	32,461
総負債	1,319	2,506	2,500	2,500	2,500
資本勘定計	31,561	31,728	31,543	31,563	31,601
資本金	12,477	12,477	12,477	12,477	12,477
資本準備金	17,473	12,478	12,478	12,478	12,478
その他資本剰余金	－	4,995	4,995	4,995	4,995
利益準備金	5	－	－	－	－
剰余金 (注)	1,610	1,782	1,597	1,617	1,655
自己株式	▲4	▲4	▲4	▲4	▲4
(収益)					(億円)
経常利益	1,196	500	557	584	654
受取配当金	1,283	464	522	558	627
経費	10	35	35	35	35
人件費	4	18	18	18	18
物件費	6	17	17	17	17
特別利益	－	－	－	－	－
特別損失	－	－	－	－	－
税引前当期利益	1,196	500	557	584	654
法人税、住民税及び事業税	2	0	17	24	24
法人税等調整額	▲53				
税引後当期利益	1,247	500	540	560	630
(配当)					(億円、円、%)
配当可能利益	1,606	6,773	6,588	6,608	6,646
配当金総額(中間配当を含む)	333	464	522	558	627
普通株配当金	174	174	232	345	414
優先株配当金＜公的資金分＞	145	145	145	145	145
優先株配当金＜民間調達分＞	14	145	145	68	68
1株当たり配当金(普通株)	3,000	3,000	4,000	5,000	6,000
同(第一種優先株)	10,500	10,500	10,500	10,500	10,500
同(第二種優先株)	28,500	28,500	28,500	28,500	28,500
同(第三種優先株)	13,700	13,700	13,700	13,700	13,700
同(第四種優先株1～12回)	19,500	135,000	135,000	135,000	135,000
同(第四種優先株13回)	3,750	67,500	67,500	—	—
配当率(優先株＜公的資金分＞)	1.11	1.11	1.11	1.11	1.11
配当率(優先株＜民間調達分＞)	0.28	2.93	2.93	4.50	4.50
配当性向(普通株)	15.99	82.85	92.80	99.42	99.23
(経営指標)					(%)
ROE(当期利益/資本勘定<平残>)	4.69	1.58	1.70	1.77	1.99
ROA(当期利益/総資産<平残>)	4.47	1.47	1.59	1.64	1.85

(注)利益剰余金のうち、利益準備金以外のものを表示しております。

(図表1－1)収益動向及び計画[三井住友銀行(単体)]

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	989,227	930,000	913,000	907,000	905,000
貸出金	593,914	567,000	557,000	557,000	557,000
有価証券	231,304	208,000	201,000	195,000	194,000
特定取引資産	11,856	12,000	12,000	12,000	12,000
繰延税金資産<末残>	18,146	18,146	16,400	13,600	10,300
総負債	953,962	907,000	890,000	881,000	876,000
預金・NCD	645,765	639,000	589,000	594,000	600,000
債券	－	－	－	－	－
特定取引負債	2,424	2,000	2,000	2,000	2,000
繰延税金負債<末残>	－	－	－	－	－
再評価に係る繰延税金負債<末残>	579	556	536	516	496
資本勘定計	22,792	22,986	24,964	28,406	32,479
資本金	5,600	5,600	5,600	5,600	5,600
資本準備金	8,797	8,797	8,797	8,797	8,797
その他資本剰余金	3,576	3,576	3,576	3,576	3,576
利益準備金	－	－	－	－	－
剰余金 (注1)	4,145	4,716	6,724	10,196	14,299
土地再評価差額金	853	818	788	758	728
その他有価証券評価差額金	▲ 179	▲ 521	▲ 521	▲ 521	▲ 521
自己株式	－	－	－	－	－
(収益)					(億円)
業務粗利益	17,606	16,000	16,000	16,750	18,000
資金運用収益	16,471	16,600	18,400	20,200	22,100
資金調達費用	4,238	5,200	6,800	8,150	9,200
役務取引等利益	1,947	2,300	2,600	2,900	3,300
特定取引利益	1,960	1,700	1,700	1,700	1,700
その他業務利益	1,466	600	100	100	100
国債等債券関係損(▲)益	1,357	500	0	0	0
業務純益(一般貸倒引当金繰入前)	11,136	10,000	10,000	10,800	12,100
業務純益	8,755	10,000	10,000	10,800	12,100
一般貸倒引当金繰入額	2,381	0	0	0	0
経費	6,470	6,000	6,000	5,950	5,900
人件費	2,539	2,370	2,340	2,310	2,280
物件費	3,577	3,330	3,330	3,310	3,290
不良債権処理損失額	8,364	6,500	4,500	3,000	3,000
株式等関係損(▲)益	▲ 6,357	▲ 1,100	0	0	0
株式等償却	5,275				
経常利益	▲ 5,972	1,700	4,800	7,100	8,400
特別利益	60	▲ 500	▲ 300	▲ 100	▲ 100
特別損失	798				
法人税、住民税及び事業税	403	200	2,000	3,000	3,600
法人税等調整額	△ 2,330				
税引後当期利益	▲ 4,783	1,000	2,500	4,000	4,700
(配当)					(億円、円、%)
配当可能利益	6,295	6,523	8,531	12,003	16,106
配当金総額(中間配当を含む)					
普通株配当金					
優先株配当金＜公的資金分＞					
優先株配当金＜民間調達分＞					
1株当たり配当金(普通株)					
配当率(優先株＜公的資金分＞)					
配当率(優先株＜民間調達分＞)					
配当性向					

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
(経営指標)					(%)
資金運用利回(A)	1.86	1.99	2.25	2.49	2.73
貸出金利回(B)	1.84	1.98	2.30	2.59	2.88
有価証券利回	1.11	1.18	1.33	1.47	1.60
資金調達原価(C)	1.22	1.18	1.37	1.50	1.60
預金利回(含むNCD)(D)	0.23	0.23	0.34	0.46	0.56
経費率(E)	0.99	0.93	1.01	1.00	0.98
人件費率	0.39	0.36	0.39	0.38	0.38
物件費率	0.55	0.52	0.56	0.55	0.54
総資金利鞘(A)-(C)	0.64	0.81	0.88	0.99	1.13
預貸金利鞘(B)-(D)-(E)	0.61	0.82	0.95	1.13	1.34
非金利収入比率	11.05	14.37	16.25	17.31	18.33
OHR(経費/業務粗利益)	36.74	37.50	37.50	35.52	32.77
ROE(一般貸引前業務純益/資本勘定<平残>)	40.52	43.68	41.71	40.47	39.74
ROA(注2)	1.12	1.12	1.15	1.25	1.40

(注1)利益剰余金のうち、利益準備金以外のものを表示しております。
(注2)15/3月期は(一般貸引前業務純益/総資産<平残>)、16/3～19/3月期は(一般貸引前業務純益/(総資産ー支払承諾見返)<平残>)。

(参考)収益動向及び計画[4社合算ベース:三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所]

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	1,013,261	954,100	938,600	934,000	933,600
総負債	975,280	928,500	912,800	905,000	901,200
資本勘定計	25,417	25,638	27,870	31,636	36,103
資本金	6,626	6,626	6,626	6,626	6,626
資本準備金	9,612	9,612	9,612	9,612	9,612
その他資本剰余金	4,138	3,989	3,989	3,989	3,989
利益準備金	10	10	10	10	10
剰余金 (注1)	4,366	5,129	7,391	11,187	15,684
土地再評価差額金	853	818	788	758	728
その他有価証券評価差額金	▲ 188	▲ 546	▲ 546	▲ 546	▲ 546
自己株式	0	0	0	0	0
(収益)					(億円)
合算業務純益 (注2)	11,578	10,480	10,580	11,480	12,880
経常利益	▲ 5,637	2,090	5,310	7,730	9,130
特別損益	▲ 663	▲ 500	▲ 300	▲ 100	▲ 100
法人税、住民税及び事業税 法人税等調整額	▲ 1,767	370	2,220	3,270	3,900
税引後当期利益	▲ 4,533	1,220	2,790	4,360	5,130
(配当)					(億円、%)
配当可能利益＜含む持株会社＞	8,668	14,099	16,176	19,991	24,525
配当性向(持株会社 普通株)	-	18.70	9.28	8.31	8.41
(経営指標)					(%)
ROE(合算業務純益/資本勘定<平残>)	45.55	41.05	39.54	38.58	38.02
ROA(合算業務純益/総資産<平残>)	1.14	1.09	1.12	1.22	1.37

(注1)利益剰余金のうち、利益準備金以外のものを表示しております。

(注2)三井住友銀行の業務純益、他3社の営業利益を合算しております。

(図表１－２)収益動向［三井住友フィナンシャルグループ(連結)］

	14/3月期 実績	15/3月期 実績	16/3月期 見込み
(規模)〈末残〉			(億円)
総資産	1,080,050	1,046,074	
貸出金	636,456	610,829	
有価証券	206,946	241,185	
特定取引資産	32,781	44,954	
繰延税金資産	18,825	19,561	
少数株主持分	9,838	9,967	
総負債	1,041,085	1,011,867	
預金・ＮＣＤ	716,481	677,840	
債券	－	－	
特定取引負債	23,315	28,514	
繰延税金負債	392	439	
再評価に係る繰延税金負債	640	588	
資本勘定計	29,126	24,241	
資本金	13,267	12,477	
資本剰余金(注1)	16,844	8,562	
利益剰余金(注2)	1,177	3,117	
土地再評価差額金	1,212	1,014	
その他有価証券評価差額金	▲ 3,048	▲ 242	
為替換算調整勘定	▲ 152	▲ 535	
自己株式(注3)	▲ 175	▲ 152	

(収益)			(億円)
経常収益	37,797	35,064	33,000
資金運用収益	21,767	18,169	
役務取引等収益	3,873	4,242	
特定取引収益	1,295	2,065	
その他業務収益	8,456	9,470	
その他経常収益	2,407	1,118	
経常費用	43,603	40,221	
資金調達費用	7,269	4,174	
役務取引等費用	677	713	
特定取引費用	－	7	
その他業務費用	6,667	7,211	
営業経費	9,356	8,892	
その他経常費用	19,635	19,223	
貸出金償却	3,919	3,646	
貸倒引当金繰入額	12,043	6,547	
一般貸倒引当金純繰入額	5,274	2,506	
個別貸倒引当金純繰入額	6,815	4,080	
経常利益	▲ 5,806	▲ 5,157	3,200
特別利益	294	119	
特別損失	531	871	
税金等調整前当期純利益	▲ 6,043	▲ 5,909	
法人税、住民税及び事業税	1,019	661	
法人税等調整額	▲ 2,893	▲ 2,252	
少数株主利益	470	336	
当期純利益	▲ 4,639	▲ 4,654	1,500

(注1) 14/3月期は資本準備金に資本準備金減少差益を加算した額を表示しております。
(注2) 14/3月期は連結剰余金から資本準備金減少差益を控除した額を表示しております。
(注3) 14/3月期の自己株式には子会社の所有する親会社株式を含んでおります。

(図表2－1)自己資本比率の推移 … 採用している基準(国際統一基準)

[三井住友フィナンシャルグループ(連結)] (億円)

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
資本金	12,477	12,477	12,477	12,477	12,477
うち非累積的永久優先株	-	-	-	-	-
資本剰余金	8,562	8,584	8,584	8,584	8,584
利益剰余金	2,784	3,855	6,513	10,765	15,768
連結子会社の少数株主持分	9,969	10,152	10,172	10,222	10,292
うち優先出資証券	8,401	8,398	8,398	8,398	8,398
その他有価証券の評価差損	△ 242	△ 584	△ 584	△ 584	△ 584
自己株式	△ 152	△ 50	0	0	0
為替換算調整勘定	△ 535	△ 535	△ 535	△ 535	△ 535
営業権相当額	△ 3	△ 3	△ 3	△ 3	△ 3
連結調整勘定相当額	△ 300	△ 273	△ 178	△ 83	0
その他	-	-	-	-	-
Tier I 計	32,559	33,623	36,446	40,843	45,999
(うち税効果相当額)	(19,122)	(19,000)	(17,200)	(14,400)	(11,100)
有価証券含み益	-	-	-	-	-
土地再評価益	717	691	668	645	622
一般貸倒引当金	7,396	7,438	7,313	7,225	7,163
永久劣後債務	5,691	6,464	6,014	3,949	3,659
その他	-	-	-	-	-
Upper Tier II 計	13,804	14,593	13,995	11,819	11,444
期限付劣後債務・優先株	15,813	15,137	15,635	16,235	16,120
その他	-	-	-	-	-
Lower Tier II 計	15,813	15,137	15,635	16,235	16,120
Tier II 計	29,616	29,729	29,629	28,053	27,563
(うち自己資本への算入額)	(29,616)	(29,729)	(29,629)	(28,053)	(27,563)
Tier III	-	-	-	-	-
控除項目	△ 2,386	△ 2,487	△ 2,607	△ 2,727	△ 2,847
自己資本合計	59,789	60,865	63,468	66,169	70,715

(億円)

リスクアセット	591,669	595,000	585,000	578,000	573,000
オンバランス項目	554,177	557,000	547,000	540,000	535,000
オフバランス項目	35,254	35,500	35,500	35,500	35,500
その他(注)	2,238	2,500	2,500	2,500	2,500

(%)

自己資本比率	10.10	10.22	10.84	11.44	12.34
Tier I 比率	5.50	5.65	6.23	7.06	8.02

(注)マーケット・リスク相当額を8%で除して得た額を表示しております。

＜前提＞

為替：120.00円/ドル

(図表2－2)自己資本比率の推移 … 採用している基準(国際統一基準)

[三井住友銀行(単体)]

(億円)

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
資本金	5,600	5,600	5,600	5,600	5,600
うち非累積的永久優先株	-	-	-	-	-
資本準備金	8,797	8,797	8,797	8,797	8,797
その他資本剰余金	3,576	3,576	3,576	3,576	3,576
利益準備金	-	-	-	-	-
任意積立金	2,215	2,215	2,215	2,215	2,215
次期繰越利益	1,915	2,486	4,494	7,966	12,069
その他	7,390	7,466	8,135	8,459	8,459
うち優先出資証券	7,328	7,405	8,074	8,398	8,398
その他有価証券の評価差損	△ 179	△ 521	△ 521	△ 521	△ 521
自己株式	-	-	-	-	-
営業権相当額	-	-	-	-	-
Tier I 計	29,314	29,619	32,296	36,092	40,195
(うち税効果相当額)	(18,146)	(18,146)	(16,400)	(13,600)	(10,300)
有価証券含み益	-	-	-	-	-
土地再評価益	644	618	595	572	549
一般貸倒引当金	6,726	6,725	6,600	6,513	6,450
永久劣後債務	5,691	6,464	6,014	3,949	3,659
その他	-	-	-	-	-
Upper Tier II 計	13,061	13,807	13,209	11,034	10,658
期限付劣後債務・優先株	15,576	14,993	15,447	16,047	15,832
その他	-	-	-	-	-
Lower Tier II 計	15,576	14,993	15,447	16,047	15,832
Tier II 計	28,637	28,800	28,656	27,081	26,490
(うち自己資本への算入額)	(27,718)	(28,616)	(28,656)	(27,080)	(26,490)
Tier III	-	-	-	-	-
控除項目	△ 554	△ 554	△ 554	△ 554	△ 554
自己資本合計	56,478	57,681	60,398	62,618	66,131

(億円)

リスクアセット	538,071	538,000	528,000	521,000	516,000
オンバランス項目	502,977	503,000	493,000	486,000	481,000
オフバランス項目	33,225	33,000	33,000	33,000	33,000
その他(注2)	1,870	2,000	2,000	2,000	2,000

(%)

自己資本比率	10.49	10.72	11.43	12.01	12.81
Tier I 比率	5.44	5.50	6.11	6.92	7.78

(注)マーケット・リスク相当額を8%で除して得た額を表示しております。

<前提>

為替：120.00円/ドル

(図表5)部門別純収益動向［三井住友銀行(単体)］　(億円)

	14/3月期 実績	15/3月期 実績	16/3月期 見込み
資金関係損益	2,778	2,783	2,780
手数料＋外為	377	344	480
個人部門	3,155	3,127	3,260
資金関係損益	4,254	3,372	3,690
手数料＋外為	1,584	2,318	2,120
法人部門	5,838	5,690	5,810
資金関係損益	1,155	1,017	1,050
手数料＋外為	508	611	760
企業金融部門	1,663	1,628	1,810
ｳﾁ ﾏｰｹﾃｨﾝｸﾞ業務	884	876	910
ﾄﾚｼﾞｬﾘｰ業務	15	13	15
国際部門	784	864	910
資金関係損益	---	94	101
手数料＋外為	---	2	2
ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部	---	96	103
ｳﾁ ﾊﾞﾝｷﾝｸﾞ業務	4,566	5,211	3,370
ﾄﾚｰﾃﾞｨﾝｸﾞ業務	543	638	670
市場営業部門	5,077	5,815	4,000
本社管理	2,018	386	107
業務粗利益	18,535	17,606	16,000
経費	▲6,701	▲6,470	▲6,000
業務純益 (除く一般貸倒引当金繰入)	11,834	11,136	10,000

(3) 業務再構築のための方策

イ．今後の経営戦略

三井住友フィナンシャルグループは、①お客さまのニーズを的確に捉え、そのニーズに対してグループ総合力の発揮により質の高いサービスを提供することによるビジネスボリュームの拡大、②リスク・リターンの向上、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上、③ローコストオペレーションの徹底によるコスト競争力の強化、の3点を基本方針として、経営の合理化を進めてきております。

このため、これまでも「合併効果の早期実現」を達成した上で、更に、①商業銀行業務のあり方を抜本的に見直す「業務改革」、②有力なグループ会社の潜在力を引き出し、商品・サービスと財務体質のレベルアップを図る「グループ経営改革」、という2つの改革に取り組んできております。

「業務改革」につきましては、金融ビジネスにおける既成概念を打破し、商業銀行業務の収益性を抜本的に強化することを目的として、13年12月以降、「法人金融ビジネスにおける融資慣行見直しによる収益性の向上」と「個人金融ビジネスにおけるマスリテール取引の収益事業化」への取組みを進めております。

「グループ経営改革」につきましては、①持株会社を核としたコーポレートガバナンス体制、経営体制、経営システム等の整備による「最適グループ経営の実現」、②企業戦略の明確化と経営の自主性強化、責任の明確化と権限委譲の推進、インセンティブの強化、経営資源の投入等による「戦略事業の抜本的強化」、の2点を基本方針とし、14年12月以降、鋭意推進してきております。その一環として、三井住友銀行、三井住友カード、三井住友銀リース及び日本総合研究所を三井住友フィナンシャルグループの完全子会社といたしましたが、今後、各社の経営の自主性を強化しつつ、銀行及び各社相互間のシナジーを追求し、グループ内の経営資源の有効活用、積極的な事業拡大、収益力の強化を進めてまいります。

今後、以上のような経営の合理化への取組みを更に加速するため、収益向上へ向けた業務再構築、経営効率化に関して、以下の諸施策を展開してまいります。

ロ．業務別の事業戦略

［個人金融ビジネス］

当社グループでは個人金融ビジネスを最注力分野の一つと位置付けておりますが、①特色あるコンサルティング・サービスを梃子としたビジネス展開、②決済ファイナンスビジネスの抜本的強化、③ローコストオペレーションの徹底、の 3 点を軸に、三井住友銀行を中核として積極的かつ効率的に業務展開を進めることによって、個人金融ビジネスの収益増強を図ってまいります。

①特色あるコンサルティング・サービスを梃子としたビジネス展開

富裕層・資産運用層（企業オーナー等の資産家を中心とした層）・資産形成層（主として勤労世帯およびその退職者等を中心とする層）の各々のお客さまに対して、経験豊富な「プライベートバンカー」（ＰＢ）、或いは、ブロック・資産運用プラザ等に集中配置している専門性の高い「ファイナンシャル・コンサルタント」（ＦＣ）、各営業店に配置している「マネーライフ・コンサルタント」（ＭＣ）等による質の高いコンサルティング・サービスを通じて、お客さまの「資産運用」と「資金調達」の両面において金融商品・サービスを総合的に提供してまいります。

お客さまの資産運用につきましては、投資信託、投資型年金等の提供商品の充実を継続的に図るとともに、最高レベルの、そしてお客さまにとって最適なコンサルティング・サービスを提供するための人材開発・育成に努めてまいります。更に、提案ツールの充実や顧客情報システムである個人ＭＣＩＦ（マーケティングカスタマーインフォメーションファイル）およびＣＲＭ（カスタマーリレーションシップマネジメント）のレベルアップ等、マーケティング手法の高度化を進めるとともに、お客さまとの重要な接点である営業店に関しても、コンサルティング・サービスの提供に適した構造・レイアウトへの改革を進めてまいります。

一方、お客さまの資金調達につきましては、主力商品である住宅ローンの増強に積極的に取り組み、信用リスクに応じた適正なリターンを確保しつつ、マーケットシェアの拡大を図ってまいります。このため、各営業店におきましては、「ＭＣデスク」における

ライフプラン相談等を通じ、住宅ローンの借換やリフォーム、教育等の目的に応じた様々なローンニーズに対するきめ細かな対応も実践してまいります。更に、15年3月末時点で75拠点の「ローンプラザ」につきましては、空白地への出店を中心にさらに拡充した上で、外部労働力やＯＢ等を活用し、「ローンプラザ」における取組額を倍増させる計画であります。また、リスクに応じたプライシングの導入、自動審査システムの導入による案件処理のスピードアップと精緻なリスク分析の実現等を進めてまいります。

②決済ファイナンスビジネスの抜本的強化

決済ファイナンスビジネスにつきましては、「お客さまの日常生活において様々な形で発生する決済ファイナンスニーズに的確にお応えできる豊富な金融サービスをご用意し、当該サービスに応じた対価を頂戴する」という考え方を基本に、グループ総合力を活かして、決済サービスの機能向上による収益機会の拡充、コンシューマー・ファイナンス分野でのマーケットシェア拡大を進めてまいります。

決済サービスにつきましては、インターネットバンキング「One's ダイレクト」の機能拡充、豊富なＡＴＭネットワークを活用したノンバンク等とのＡＴＭ提携拡大、新たなサービスへの取組み等により、お客さまの利便性の向上を一段と進めるとともに、手数料収益の拡大を図ってまいります。

次に、コンシューマー・ファイナンス分野におきましては、三井住友銀行のみならず、三井住友カード、アットローン等が有する各社のお客さま基盤、インフラ等の強みを最大限に生かし、グループ全体として幅広いマーケットで積極的に事業を展開してまいります。

三井住友銀行におきましては、その強固なお客さま基盤に対して、14年11月に取扱いを開始したポイント制普通預金「One's plus」をプラットフォームとして、新型カードローン「One's クイック」や三井住友カード発行のクレジットカード等のクロスセルを推進し、現金決済、クレジット決済、それらの決済をバックアップするファイナンス機能を、三井住友銀行と三井住友カードが一体となり統合的に提供してまいります。また、三井住友カードにおきましては、日本有数のクレジットカード会社として築き上げたお

客さま基盤、加盟店ネットワーク等を最大限活用し、買物決済に付随するファイナンスニーズ等への対応を強化してまいります。アットローンにおきましては、専業事業者としての個人信用判断やプル型マーケティングのノウハウ等を活かし、お客さまへの迅速なサービス提供を進めてまいります。今後も、それぞれの強みを活かしつつ、一方でクロスセルの推進、インフラの共有化等の面でグループ会社間の協働を更に強力に推進し、グループ全体としてコンシューマー・ファイナンス事業を抜本的に強化してまいる方針です。

③ローコストオペレーションの徹底

当社グループでは、従来より業務効率化に積極的に取り組んでまいりましたが、特に個人金融ビジネスにおいては、経費効率の向上が競争力の源泉であり、ローコストオペレーションの徹底に向けて、取組みを一層強化してまいります。

有人拠点網につきましては、お客さまの利便性や立地・マーケット等を勘案のうえ、立地重複店舗等の統合を15年3月までに完了しております。今後は、経済環境、マーケットの状況等を睨みながら、「店舗関連コストの抑制」と「営業力の維持・強化」のバランスを良く吟味し、店舗施策を弾力的・機動的に運営してまいる考えです。

また、この他にも、支店における事務処理を可能な限り集中化することで、営業活動を活性化すると同時にトータルの事務コストを削減することを狙いとし、ハブ＆スポーク体制の展開等の営業店事務プロセスの抜本的効率化を進めております。また、ＯＢの再雇用や外部労働力の活用によるコストパフォーマンス向上なども進め、お客さまへのサービスレベルを維持・向上させつつ、一層の効率化を図ってまいります。

［法人金融ビジネス・投資銀行ビジネス］

国内大企業、中堅・中小企業に対する法人金融ビジネスについては、本邦最大規模の法人のお客さまの基盤をベースに、全国の営業拠点に配置したスタッフと本部配置のプロダクト部隊が協働して高度な金融サービスを提供することにより、取引推進に努めてまいりました。今後も、①リスク・リターンの適正化とリスクテイク能力の強化、②金融ソリューション提供力の強化、③ミドル・スモール層を中心とした新規顧客の開拓、

の 3 点に注力し、お客さまサービスの一段の向上と法人金融ビジネスのリスク勘案後収益力の強化を進めてまいります。

①リスク・リターンの適正化とリスクテイク能力の強化

商業銀行業務の中核である貸出業務におけるリスク勘案後収益力を強化するため、リスク・リターンの適正化とリスクテイク能力の強化に取り組んでまいります。

先ず、リスク・リターンの適正化につきましては、昨年度から本格的に取り組んでおります「融資慣行の見直し」を推進してまいります。具体的には、貸出に内包されるリスクについて、お客さまと認識を共有し、その上でお互いに納得できる取引条件、取引形態への移行を進めることによって、リスクに見合った適正なリターンを確保する新たな取引関係の構築を進めてまいります。

一方で、リスクテイク能力の強化に向けて、信用リスク評価の一層の高度化に努めるとともに、セグメント・与信金額別審査体制の確立、与信判断の標準化と権限委譲の推進等、以下の 3 点を基本方針とする「審査改革」を進めてまいります。

a．リスク・ミニマイズ型貸金からリスクテイク型貸金への転換

リスク·リターンに基づく業務運営を更に強化すべく、リスクの極小化を目指すのではなく、一定の条件を満たしている場合には、基本的に貸出を行うこと、また、貸出を行う際には、そのリスクに見合うリターンを確保することを徹底してまいります。

b．画一的審査からリスク量に応じた審査への転換

全てのお客さまに対し画一的な審査を行うのではなく、リスク量が一定範囲内のお客様に対しては標準判断型審査手法や簡易判断型審査手法を導入することにより、審査のスピードアップ及び審査コストの削減を図ってまいります。

c．リスクコントロール手法の高度化

業種別審査制度の導入や、ＩＴ技術活用によるモニタリング制度の拡充、専門知識の蓄積によるリスク把握能力の向上により、一層のリスクテイクが出来得る体制を構築してまいります。

また、貸出ポートフォリオ全体での信用リスクコントロールに関しましては、CLOを含めた市場型間接金融への継続的な取組強化等によって、予想されるクレジット・リスクの高まりに対応したリスクコントロール手法の高度化にも取り組んでまいります。

②金融ソリューション提供力の強化

大企業および中堅・中小企業に対しては、顧客ニーズにスピーディーに対応する「ソリューション提案型ビジネス」の構築に取り組んでまいりましたが、その一層の多様化・高度化を推進してまいる方針です。具体的には、お客さまの企業価値の向上へ向けて、お客さまの事業リスク・経営リスクにまで踏み込んだソリューション提案を積極化してまいります。また、今後事業の成長が見込まれる中堅・中小企業のお客さまに対して、「お客さまと共に発展する」という考え方に立ち、単純な貸金の提供に止まらず、リスクマネーの提供を含めた財務面でのサポートを行うとともに、人材、経営ノウハウ、システム等の面におけるサポートも実施してまいる方針です。

「ソリューション提案型ビジネス」推進のため、具体的には、お客さまの財務リストラニーズ等、B／S面のソリューション・ニーズに対しましては、資産流動化などを中心とした直接金融の手法を一層活用してまいります。資産流動化業務につきましては、ＩＴ技術活用による業務の効率化・高度化の推進や、オリジネーションからディストリビューションまでを総合的に提供するサービスを展開してまいります。

また、売上高増加や経費削減等、P／L面のソリューション・ニーズについても、今後対応力を強化してまいります。具体的には、CMSによる資金管理効率化、ＩＴ・システムによる経営効率化・合理化等に関する提案力を強化するとともに、事業再編、業務提携等のアドバイザリー機能を強化してまいります。

これらの業務につきましては、大和証券ＳＭＢＣや日本総合研究所との協働を一層推進し、グループとして、お客さまニーズを的確に捉えた、より付加価値の高いサービスを提供してまいります。具体的には、大和証券ＳＭＢＣ等と三井住友銀行の各業務部門が、相互の人材交流等を通じて有機的に連携し、広範な顧客層に各社のプロダクツをタイムリーに提供しグループ総合金融力の一層の強化を図ってまいる方針です。

また、資本効率・アセット効率の高い企業取引を推進するとの観点から、お客さまの資金調達ニーズに対しまして、シンジケーション業務等の市場型間接金融業務を一層強化してまいります。シンジケーション業務につきましては、戦略的な人材投入による強固な推進体制を構築するとともに、現場/フロントへのノウハウの早期定着化を進めております。

③ミドル・スモール層を中心とした新規顧客の開拓

三井住友銀行は、主にミドル・スモール層に対し、ミドルⅡファンドやビジネスセレクトローンといった原則無担保のリスクテイク商品の投入強化を図り、14年度に約1兆2,500億円の投入実績を上げました。然し乍ら、拠点展開をしていない地方を含めた未取引のミドル・スモール層には依然大きな貸金マーケットが存在します。この層でのビジネスは、積極的なリスクテイクを可能にするポートフォリオ管理型のリスクコントロールとお客さまのニーズを捉えた的確なマーケティングがポイントでありますが、昨年度実施した「ビジネスセレクトローン」等での経験・ノウハウを活用し、この新たなマーケットを開拓してまいる方針であります。

拠点展開といたしましては、㋑営業展開を行っていない地方マーケットにおいては、グループ各社の営業拠点等も活用し、取扱業務を貸金業務に限定した専門拠点である法人営業所、㋺都心部においては、顧客接点拡大を図るため法人営業部・ビジネスサポートプラザの分室、を新設してまいるとともに、追加人員の投入を実施したします。

法人営業所は、ローコストで効率的に中小企業向け融資の拡大を図ることを狙いとしており、グループ会社等との共同店舗の形態での出店、貸金業務への特化による4～5名程度の少人数体制の構築、低廉労働力の積極的活用等を計画しております。まずは、15年5月に高崎と長崎に出店いたしましたが、今後順次拡大してまいります。

[国際金融ビジネス・市場営業ビジネス]

①国際金融ビジネス

国際金融の舞台における邦銀の立場は今なお厳しい状況にありますが、三井住友銀行は米州・欧州・アジアの各地域毎にそれぞれのマーケット特性を踏まえながら、邦銀の

強みである日本との関係、すなわち日本からの進出企業や日本への進出企業関連のビジネスを梃子とした業務展開に注力しつつ、コーポレート・バンキングを軸に、業務の再構築を図ってまいります。

先ず、アジアにおいては、商業銀行業務に根ざした総合的な金融サービスの提供に努めてまいります。とりわけ、近年発展目覚しい中国では、現地情報の提供から、現地通貨調達、決済に至るまで、日系企業を中心に、進出企業の多様なニーズを幅広くサポートしてまいります。

欧米においては、従来からの日系・非日系グローバル企業とのお取引を堅持するとともに、今後は非日系企業の日本・アジア進出に伴うクロスボーダーのビジネスチャンスの捕捉に一層注力してまいります。また、ゴールドマンサックス社との提携を活用し、欧米優良企業との取引間口の一層の拡大に努めてまいります。さらに、こうした欧米金融市場でのオペレーションを通じて吸収した先進的なプロダクツ・取引手法を還流させ、当行全体のサービスレベルの向上を図ってまいります。

なお、欧州においては、ＥＵ統合による単一市場形成という特性を最大に活用するために、欧州三井住友銀行を新たに設立致しております。今後は欧州三井住友銀行を、欧州における当行グループの中核と位置付けて、より現地スタンダードに適合した業務運営を目指してまいります。

②市場営業ビジネス

マーケットを対象とした市場営業ビジネスについては、三井住友銀行の強みの１つとして競争力ある業務展開を進めてまいりました。引き続き、ＩＴ技術を活用すること等によってオーダーフロー獲得の拡大に努めるとともに、適切なリスク管理のもと、内外の金利・為替動向をタイムリーに捉え収益力の維持・強化に注力してまいります。

ハ. リストラの推移及び計画

三井住友銀行は、さくら銀行および住友銀行が各々経営健全化計画で掲げたリストラ計画を前倒しで実施するとともに、追加的なリストラ策の実施と合併効果の早期実現を図ってまいりました。この結果、総経費は旧両行合算経費のピークである 9 年度 8,086 億円から 14 年度には 6,470 億円へと、5 年間で約 2 割、1,616 億円削減してきております。

15 年度につきましては、従来、16 年度の計画としておりました経費 6,000 億円への削減を 1 年前倒しで実現する方針であります。

また、平成 16 年度以降につきましても、業務再構築のための方策の実現に向けて戦略的に経費投入を実施する一方、既存の経費については引き続き削減に努め、経費総額の圧縮を進めてまいる方針であります。このため、経費総額は 15 年度の 6,000 億円から順次減少し、18 年度には 5,900 億円とする計画であります。

［人件費］

人件費につきましては、従業員給与の 7 年連続ベア凍結や人員の削減を引き続き進めたほか、賞与ファンドの削減等により、9 年度の 3,563 億円から、14 年度には 2,543 億円（三井住友フィナンシャルグループ＋三井住友銀行）へと、5 年間で 28%強にあたる 1,020 億円の削減を実施いたしました。

今年度におきましては、当期利益が 2 期連続の赤字となったこと、さらに厳しい経営環境が持続することを踏まえ、従業員の賞与を 14 年度対比 13.4%削減いたします。その他、融資・市場関連事務のアウトソース、海外業務関連人件費の見直しなど諸施策を引き続き実施してまいります。

また、今後、個人金融ビジネス・法人金融ビジネス強化のために戦略的に人員を投入していく一方で、営業店事務プロセスの抜本的効率化、ＯＢや派遣社員の登用による従来の従業員の代替、即ち、人材ポートフォリオの組み替え等によって、一段の人員削減を進めていく方針であります。

これらの施策の結果、18 年度末の従業員数は 20,500 人（15 年 3 月末比 3,524 人の削減）

とする計画であり、18 年度人件費も 2,298 億円と 14 年度比 245 億円を削減する計画であります。

［物件費］

物件費につきましては、システム統合を 14 年 7 月に完了させたほか、共同店舗方式の活用等により立地重複支店の統合等を完了させましたこと等により、9 年度の 3,957 億円から、14 年度には 3,552 億円（三井住友フィナンシャルグループ＋三井住友銀行－経営指導料）へと、5 年間で 10％強にあたる 405 億円の削減を実施いたしました。

15 年度以降におきましては、三井住友銀行の情報システム部門を日本総合研究所に統合したことにより、グループＩＴ支出一元化による調達力強化ならびに設備集約による効率化を実現していくほか、その他経費項目についても見直しを進め、一段の経費削減に努めてまいります。これらにより、18 年度の物件費は 3,258 億円と 14 年度比 294 億円を削減する計画であります。

［国内支店］

国内支店につきましては、15 年 3 月末迄に立地重複支店の統合等を完了させましたことから、今後につきましては、都心店を中心に更なる効率化を追求する一方で、個人金融ビジネス・法人金融ビジネス強化の観点から、新たな拠点展開も検討してまいる方針です。

［海外支店］

海外支店につきましても、15 年 3 月末には 20 ヶ店までの削減を実施済であり、今後は地域特性を十分勘案した上で、効率的な拠点再配置を検討してまいる方針です。

［役員関連］

役員数につきましては、15 年 3 月末には 24 名(三井住友フィナンシャルグループと三井住友銀行の常勤兼務者 4 名を含む)まで削減をするとともに、役員報酬も一定のカットを実施してまいりました。なお、15 年度の役員報酬は一段の追加削減を実施いたしました。また、役員賞与につきましては、平成 8 年以降不支給としております。

今後、役員報酬・賞与につきましては、内部留保の蓄積状況、中期的な業績展望等を

慎重に検討した上で、適正な支給水準を検討してまいりたいと考えております。支給額の水準につきましては、社外取締役等をメンバーとする報酬委員会(取締役会の内部委員会)の審議を経て決定してまいります。

(図表6)リストラの推移及び計画[2社合算ベース:持株会社+三井住友銀行]

	15/3月末 実績	16/3月末 計画	17/3月末 計画	18/3月末 計画	19/3月末 計画

(役職員数)

役員数 (人)	24	28	28	28	28
うち取締役(( )内は非常勤) (人)	17(2)	21(2)	21(2)	21(2)	21(2)
うち監査役(( )内は非常勤) (人)	7(3)	7(3)	7(3)	7(3)	7(3)
従業員数(注) (人)	24,024	22,600	21,300	20,900	20,500

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

(国内店舗・海外拠点数)

国内本支店(注1) (店)	437	435	435	435	435
海外支店(注2) (店)	20	19	19	19	19
(参考)海外現地法人(注3) (社)	26	26	26	26	26

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。

(注2)出張所、駐在員事務所を除いております。

(注3)出資比率50%以下のものを除いております。

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画

(人件費)

人件費 (百万円)	254,346	238,800	235,800	232,800	229,800
うち給与・報酬 (百万円)	205,602	184,000	181,000	176,000	173,000
平均給与月額 (千円)	508	502	502	502	502

(注)平均年齢は38.6歳であります(平成15年3月末)。

(役員報酬・賞与)

役員報酬・賞与(注1) (百万円)	763	760	760	760	760
うち役員報酬 (百万円)	763	760	760	760	760
役員賞与 (百万円)	0	0	0	0	0
平均役員(常勤)報酬・賞与 (百万円)	(注2) 27	31	31	31	31
平均役員退職慰労金 (百万円)	63	87	87	87	87

(注1)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。

(注2)旧わかしお銀行分を除いております。

(物件費)

物件費(注1) (百万円)	355,248	329,800	329,800	327,800	325,800
うち機械化関連費用(注2) (百万円)	90,486	82,300	82,800	82,000	80,800
除く機械化関連費用 (百万円)	264,762	247,500	247,000	245,800	245,000

(注1)子銀行が持株会社に対して支払う経営指導料相当分を控除しております。

(注2)リース等を含む実質ベースで記載しております。

(人件費+物件費)

人件費+物件費 (百万円)	609,594	568,600	565,600	560,600	555,600

ニ．子会社・関連会社の収益等の動向

子会社・関連会社につきましては、原則として「一業種一社」を基本方針に統合を進め、グループ内の経営資源を集中投入することによって一層の強化・効率化を図ってまいりましたが、主要業務につきましては、15年4月までに統合を完了いたしました。

なお、主な実績は以下の通りであります。

[13年　4月]　・大和証券ＳＢキャピタルマーケッツがさくら証券より営業を譲り受け、大和証券ＳＭＢＣとして発足

・さくら総合研究所と日本総研ビジコンが合併し、ＳＭＢＣコンサルティングとして発足

・さくらキャピタルと住銀インベストメントが合併し、ＳＭＢＣキャピタルとして発足

[13年　5月]　・住銀リースがさくらリースを子会社化し、営業を統合(13年9月に三井住友銀リースへ商号変更)

[13年　7月]　・住友クレジットサービス(13年4月に三井住友カードに商号変更済)がさくらカードのＵＣ事業を統合

[14年 10月]　・住銀オートリースと三井オートリースが合併し、三井住友銀オートリースとして発足

[15年　4月]　・ＳＭＢＣファイナンス、三井ファイナンスサービス、さくらファイナンスサービスの3社が合併し、ＳＭＢＣファイナンスサービスとして発足

・さくらフレンド証券と明光ナショナル証券が合併し、ＳＭＢＣフレンド証券として発足

(予定)

[15年 10月]　・三井住友銀リースがさくらリースを吸収合併

(図表7)子会社・関連会社一覧(国内)(注1)

(億円)

会社名	設立年月	代表者(注2)	主な業務	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
[三井住友フィナンシャルグループ]												
三井住友カード株式会社	S42/12月	加藤 慶爾	クレジットカード業務	H15/3月	7,917	2,836	214	966	1,706	248	140	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H15/3月	16,781	8,912	986	1,399	1,434	74	31	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H15/3月	650	224	140	211	200	101	79	連結
大和証券エスエムビーシー株式会社	H11/2月	清田 瞭	ホールセール証券業務	H15/3月	62,220	17,563	1,750	3,538	1,632	166	64	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 脩一	投資顧問業務、投資信託業務	H15/3月	104	-	-	85	80	5	△ 0	持分法
[三井住友銀行]												
株式会社みなと銀行	S24/9月	西村 忠禧	銀行業務	H15/3月	28,105	910	302	773	48	71	11	連結
株式会社関西銀行	T11/7月	伊藤 忠彦	銀行業務	H15/3月	12,813	230	230	435	371	47	21	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H15/3月	288	238	151	34	-	4	3	連結
関銀サービス株式会社	S29/2月	城後 強	銀行店舗不動産管理・賃貸業務	H15/3月	175	76	72	68	-	4	2	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H15/3月	1,698	413	-	81	114	△ 28	△ 28	連結
エスエムビーシー信用保証株式会社	S51/7月	吉川 修二	信用保証業務	H15/3月	71,491	-	-	862	947	△ 159	△ 160	連結
株式会社エスシー・カードビジネス	S58/4月	武田 功一	カード会員に対するサービス業務	H15/3月	35	13	13	1	-	△ 24	△ 34	連結
さくらカード株式会社	S58/2月	佐藤 豊和	クレジットカード業務	H15/3月	2,278	407	190	153	107	22	16	連結
アットローン株式会社	H12/6月	佐藤 邦夫	個人向けローン業務	H15/3月	870	690	690	25	130	△ 82	△ 82	連結
エスエムビーシーキャピタル株式会社	H7/8月	松田 道弘	ベンチャーキャピタル業務	H15/3月	132	104	104	23	17	△ 6	△ 5	連結
エスエムビーシーコンサルティング株式会社	S56/5月	阿蘇 達雄	経営相談業務・会員事業	H15/3月	28	-	-	19	18	10	6	連結
エスエムビーシーファイナンス株式会社	S47/12月	宮本 啓三	融資業務・ファクタリング業務	H15/3月	5,881	4,305	2,829	739	1,100	62	5	連結
エスエムビーシー抵当証券株式会社	S56/10月	鶴見 満裕	融資業務	H15/3月	3,161	3,059	3,029	93	41	46	38	連結
株式会社三井ファイナンスサービス	S54/12月	滝沢 義弘	集金代行業務	H15/3月	1,128	341	305	34	-	8	8	連結
さくらファイナンスサービス株式会社	S54/7月	大場 將弘	集金代行業務	H15/3月	946	325	325	22	-	△ 23	△ 14	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務・コンサルティング業務	H14/12月	2	-	-	2	2	△ 0	△ 0	連結
さくらフレンド証券株式会社	S7/4月	吉田 千之輔	証券業務	H15/3月	564	43	-	370	212	△ 16	△ 63	連結
明光ナショナル証券株式会社	S23/3月	十河 安義	証券業務	H15/3月	880	-	-	521	175	△ 5	△ 34	連結
株式会社さくらケーシーエス	S44/3月	小川 惠三	システム開発・情報処理業務	H15/3月	179	8	4	120	2	6	1	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H15/3月	176	60	38	73	0	5	1	連結
エスエムビーシービジネス債権回収株式会社	H11/3月	府川 太郎	債権管理回収業務	H15/3月	37	7	7	10	5	4	2	連結
グローバルファクタリング株式会社	H4/12月	大場 將弘	金銭債権買取業務	H15/3月	1,982	1,624	1,624	1	-	1	1	連結
三井住友アセットマネジメント株式会社	H14/12月	井上 恵介	投資顧問業務、投資信託委託業務	H15/3月	168	-	0	117	34	8	△ 2	持分法
ディ・エルジェイディレクト・エスエフジー証券株式会社	H11/3月	國重 惇史	証券の電子取引金融業務	H15/3月	933	60	-	30	13	△ 1	△ 3	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	金子 鎌太郎	確定拠出年金制度導入に関するコンサルティング業務	H15/3月	24	-	-	22	12	△ 7	△ 7	持分法
株式会社クオーク	S53/4月	野一色 靖夫	金銭債権買取業務	H15/3月	10,578	1,388	1,320	336	29	46	17	持分法
[三井住友銀リース]												
三井住友銀オートリース株式会社	H7/1月	斎藤 純夫	リース業務	H15/3月	1,814	1,249	235	103	-	16	6	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H15/3月	101	77	15	13	-	3	6	連結
さくらリース株式会社	S63/3月	白賀 洋平	リース業務	H15/3月	995	892	758	12	-	21	10	連結
有限会社スペース・サービス	H10/2月	川勝 一明	リース業務	H15/3月	59	47	28	0	-	△ 0	△ 0	連結
ｴｽ･ﾋﾞｰ･ｴﾙ･ﾊﾟｰﾄﾅｰｽﾞ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H14/12月	145	143	143	0	-	0	0	連結
阿波銀リース株式会社	S49/1月	福永 義和	リース業務	H15/3月	427	326	15	58	-	△ 10	△ 11	持分法
山陰総合リース株式会社	S50/4月	谷本 敏	リース業務	H15/3月	507	431	15	41	-	9	5	持分法
三重銀総合リース株式会社	S54/8月	早川 和秀	リース業務	H15/3月	121	97	9	14	-	2	1	持分法
エヌイーシーリース株式会社	S45/9月	山本 武彦	リース業務	H15/3月	7,069	6,387	776	343	-	81	48	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
[三井住友銀行]													
欧州三井住友銀行	H15/3月	木本 泰行	銀行業務	US$	H15/3月	12,158	87	4,523	1,705	1,700	6	5	連結
マニュファクチャラーズ銀行	S49/11月	藤嶋 喬	商業銀行業務	US$	H14/12月	1,158	15	1	188	283	12	7	連結
カナダ三井住友銀行	H13/4月	佐藤 礼二	商業銀行業務	CAN$	H15/1月	1,533	61	31	150	122	10	5	連結
ブラジル三井住友銀行	S33/10月	三角 岳明	商業銀行業務	R$	H14/12月	1,268	502	512	312	302	181	129	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	商業銀行業務	RPIAH	H14/12月	6,469	928	2,120	1,212	960	265	184	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H14/12月	1,142	230	198	731	690	45	18	連結
SMBCキャピタル・マーケット会社	S61/12月	河本 尚之	スワップ関連業務・投融資業務	US$	H14/12月	4,987	288	2,978	850	609	676	433	連結
英国SMBCキャピタル・マーケット会社	H7/4月	河本 尚之	スワップ関連業務	US$	H14/12月	1,146	35	-	332	300	5	3	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	金融業務	A$	H14/12月	2,333	1,907	1,840	66	105	16	12	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H14/12月	291	242	25	45	40	1	0	連結
エス・エフ・ブイ・アイ会社	H9/7月	島田 秀男	投資業務	US$	H14/12月	508	-	-	508	500	20	20	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	種橋 潤治	金融業務	US$	H14/12月	509	498	83	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	種橋 潤治	金融業務	US$	H14/12月	1,908	1,903	1,907	0	0	0	0	連結
住友ファイナンス・インターナショナル	H3/7月	河本 尚之	投融資業務	STG	H14/12月	283	118	71	125	200	12	12	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	種橋 潤治	金融業務	US$	H14/12月	4,553	4,513	4,383	1	0	0	0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Vongthip Chumpani	リース業務	TBAH	H14/12月	1,572	1,134	94	181	6	100	67	持分法
[三井住友銀リース]													
SMBC Leasing (Singapore) Pte Ltd	S55/5月	錦織 伸一	リース業務	S$	H14/12月	166	136	103	9	-	△ 8	△ 8	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	芝田 康司	リース業務	HK$	H14/12月	963	911	735	56	-	8	8	連結
SMBC Leasing (Thailand) Co. , Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H14/12月	1,426	1,093	958	201	-	35	24	連結
広州三井住友銀租賃有限公司	H8/9月	柘植 二郎	リース業務	RMB	H14/12月	119	35	35	74	-	2	1	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H14/12月	114	94	97	6	-	1	1	連結
SMBC Leasing (UK) Limited	S61/5月	柘植 二郎	リース業務	STG	H14/12月	22	17	11	4	-	0	0	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H14/12月	191	255	152	32	0	0	0	連結

(注1) 三井住友フィナンシャルグループの連結決算の対象先のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額が1億円超の先について記載しております。
海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。
(注2) 直近決算期末における代表者を記載しております。
(注3) 社債・コマーシャルペーパーを含んでおります。
(注4) 保証の額を含んでおります。
(注5) 三井住友フィナンシャルグループ分と三井住友銀行分を合算して表示しております。
(注6) 三井住友フィナンシャルグループの連結決算を基準としております。
(注7) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し、及びグループ戦略上の位置付けについて別紙に記載しております。
(注8) 明光ナショナル証券株式会社、フィナンシャル・リンク株式会社他2社は株式取得により、欧州三井住友銀行他9社は新規設立により当連結会計年度から連結子会社としております。また、連結の範囲から除外していた子会社エス・ピー・エル・サービス株式会社他23社を当連結会計年度より連結子会社としております。
さくら投信投資顧問株式会社他4社は合併により、Sumitomo Mitsui Finance Australia (Securities) Limited他5社は清算により、エス・ピー・オートサービス株式会社は売却により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。
SMFG Finance (Cayman) LimitedおよびSMFC Holdings (Cayman) Limitedは新規設立により、エヌイーシーリース株式会社は株式取得により、当連結会計年度より持分法適用の関連会社としております。三井住友アセットマネジメント株式会社はさくら投信投資顧問株式会社の合併に伴う株式取得により、当連結会計年度より持分法適用の関連会社としております。また、持分法非適用としていた関連会社阿波銀リース株式会社他8社について、当連結会計年度より持分法を適用しております。
明光ナショナル証券株式会社他1社は株式取得により連結子会社となったことから、持分法適用関連会社から除外しております。Bangkok SMBC Systems Ltd.他1社は清算等により、関連会社でなくなったため、当連結会計年度より、持分法適用関連会社から除外しております。

(注7)の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
大和住銀投信投資顧問株式会社	16年3月期 当期損益1億円。	大和証券グループとの戦略的提携による資産運用会社
関銀サービス株式会社	16/3期黒字確保。	関西銀行の店舗用不動産保有・管理子会社
株式会社ジャパンネット銀行	14年度実績▲28億円(前年比+26億円)。早期黒字化に向けて取組中。	インターネット専業銀行
エスエムビーシー信用保証株式会社	14/3に住銀保証(株)をエスエムビーシー信用保証(株)の100%出資子会社として統合。16年度には2社合算ベースで黒字化の見込みであり、現状ではほぼ計画通りに進捗中。	三井住友銀行の住宅ローン保証子会社
株式会社エスシー・カードビジネス	16/3期黒字確保。	三井住友銀行のカード会員向けサービス業務子会社
アットローン株式会社	現在、創業赤字を計上中。残高増強の推進等により、早期黒字化を目指す。	グループ内唯一の個人向けローン専業会社
エスエムビーシーキャピタル株式会社	新規ファンド設立による管理報酬の増加、投資株式の償却額減少により、今期黒字化の見込。	成長企業等の資金ニーズに対し積極的なエクイティ投資を推進する戦略子会社。
エスエムビーシー抵当証券株式会社	16/3期黒字確保。	三井住友銀行の融資業務子会社
さくらファイナンスサービス株式会社	16/3期黒字化(H15.4.1付合併により新社名SMBCファイナンスサービス)。	三井住友銀行の融資業務・ファクタリング業務子会社
フィナンシャル・リンク株式会社	案件成約により、今期黒字化の見込。	企業の資金・決済に関する金融関連サービスを銀行およびグループ会社と連携してトータルにコーディネートする戦略子会社。
さくらフレンド証券株式会社	15年4月に明光ナショナル証券と合併し、SMBCフレンド証券発足。15/3期は、合併に伴う特別損失により当期損失(経常黒字)。合併効果により経費抑制で経常黒字拡大、当期黒字化を目指す。	三井住友銀行のリテール証券子会社
明光ナショナル証券株式会社	15年4月にさくらフレンド証券と合併し、SMBCフレンド証券発足。15/3期は、合併に伴う特別損失により当期損失(経常黒字)。合併効果により経費抑制で経常黒字拡大、当期黒字化を目指す。	三井住友銀行のリテール証券子会社
三井住友アセットマネジメント株式会社	14年12月に、三井住友銀行、三井生命、住友生命、三井住友海上各社の運用子会社5社が合併し発足。15/3期は合併に伴う特別損失により当期損失(経常黒字)。16/3期は合併効果により経常黒字拡大、当期黒字化を目指す。	資産運用業務における三井住友銀行関連会社
ディー・エル・ジェイディレクト・エスエフジー証券株式会社	15/3期は経常黒字確保。顧客基盤拡大、経費抑制等により収益力を強化し、経常黒字拡大、当期黒字化を目指す。	三井住友銀行のネットビジネス戦略上のオンライン証券業務関連会社
ジャパン・ペンション・ナビゲーター株式会社	早期黒字化に向け、業務本格化による増収ならびにサービスレベルの向上によるー層の収益力強化を推進するが、システム初期投資の償却負担等で当面赤字基調が続く見込。	確定拠出年金業務遂行のための中核会社
有限会社スペース・サービス	横這い。	三井住友銀リースの特定目的子会社
阿波銀リース株式会社	16/3期黒字化。	三井住友銀リースの関連会社
住友ファイナンス・インターナショナル	14/12期は当期黒字確保。15/12月期も黒字を目指す。	投資会社
SMBC Leasing (Singapore) Pte Ltd	15/12期黒字確保。	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	15/12期黒字確保。	三井住友銀リースの海外現地法人
広州三井住友銀租賃有限公司	15/12期黒字確保。	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算を前提に回収に専念。	三井住友銀リースの海外現地法人

ホ．管理会計の確立とその活用の方策

三井住友銀行におきましては、経営体力に見合った適正レベルにリスクをコントロールした上で、収益力の強化を図るという「健全性の維持」と「収益性の向上」の双方にバランスが取れた経営を行うため、銀行が抱える各種リスクを「リスク資本」という形で統合的に把握し、リスク資本に対するコストを勘案した「リスク資本コスト勘案後収益」を指標とする経営管理制度を構築しております。

リスク資本コスト勘案後収益 ＝ 当期利益 － リスク資本額(注)×資本コスト率

(注)その業務から発生することが想定される最大損失をカバーするために必要な資本の額。当面、信用リスク、市場リスク、事務・システムリスクについて、リスク資本額を把握。

リスク資本コスト勘案後収益は、業務部門間の経営資源の最適配分、各業務部門のリスク勘案後の収益性評価等に活用することにより、「健全性の維持」と「収益性の向上」のバランスを図っております。

3．責任ある経営体制の確立のための方策

(1) 金融機関の社会性・公共性を踏まえた経営理念

三井住友フィナンシャルグループは、グループ収益力の向上と財務体質の強化を図り、株主価値の向上を実現していくために、経営理念および行動規範を以下の通り定めております。

［経営理念］

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

○お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
○事業の発展を通じて、株主価値の永続的な増大を図る。
○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

［行動規範］

行動規範におきましては、経営理念に基づき、三井住友フィナンシャルグループの役職員の行動指針を示します。なお、行動規範につきましては、経営環境の変化等により変更の必要が生じた場合には、都度見直してまいります。

○株主価値の増大に努めると同時に、お客さま、社員等ステークホルダーとの健全な関係を保つ。信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動する。
○知識、技能、知恵の継続的な獲得・更新を行い、同時にあらゆる面における生産性向上に注力し、他より優れた金融サービスを競争力のある価格で提供する。
○お客さま一人一人の理解に努め、変化するニーズに合った価値を提供することにより、グローバルに通用するトップブランドを構築する。

○「選択と集中」を実践し、戦略による優位性を確立する。経営資源の戦略的投入により、自ら選別した市場においてトッププレイヤーとなる。

○先進性と独創性を尊び積極果敢に行動し、経営のあらゆる面で常に他に先行することにより、時間的な優位性を確立する。

○多様な価値観を包含する合理性と市場原理に立脚した強い組織を作る。意思決定を迅速化し、業務遂行力を高めるために、厳格なリスクマネジメントの下、権限委譲を進める。

○能力と成果を重視する客観的な評価・報酬制度の下で、高い目標に取り組んでいくことにより、事業も社員も成長を目指す。

(2) 経営の意思決定プロセスと相互牽制体制

[コーポレートガバナンス体制]

三井住友フィナンシャルグループにおきましては、取締役会がグループ全体の経営の重要事項を決定し、業務執行を監督するコーポレートガバナンス体制を構築しております。また、取締役会の実効性を強化するため、社外取締役を2名選任するとともに、次の3つの委員会を、取締役会の機能を補完する内部委員会として設置しております。

①リスク管理委員会

グループ全体のリスク管理およびコンプライアンスに関し、リスク管理の方針および体制、経営に重大な影響を与え得る異例な事項等の審議

②人事委員会

三井住友フィナンシャルグループおよび三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議

③報酬委員会

三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬、ストックオプションの付与等に関する事項等の審議

それぞれ公認会計士、弁護士である2名の社外取締役には、3委員会すべての委員（報酬委員会については委員長を含む）に就任いただいており、業務の執行から離れた客観的な立場での審議が可能な体制としております。

なお、三井住友フィナンシャルグループの業務状況につきましては、主要な子会社の状況も含め、従来より四半期毎に取締役会に報告する体制としておりましたが、先般、行政処分(業務改善命令)を受け、業務改善計画書を作成したことに伴い、従来の業務状況の報告に加え、同計画の履行状況を四半期毎に取締役会に報告する体制といたします。

また、三井住友フィナンシャルグループの経営諸会議・委員会の状況につきましては、(図表8)の通りであります。

(図表 8)経営諸会議・委員会の状況

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月1回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
リスク管理委員会(取締役会の内部委員会)	取締役会長	取締役社長、取締役の中から取締役会が選任する委員	総務部	半期に1回、必要に応じ開催	グループ全体のリスク管理およびコンプライアンスに関し、リスク管理の方針および体制、経営に重大な影響を与え得る異例な事項等の審議
人事委員会(取締役会の内部委員会)	取締役会長	取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議
報酬委員会(取締役会の内部委員会)	社外取締役	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬、ストックオプションの付与等に関する事項の審議
グループ経営会議	取締役社長	取締役社長が指名する役員	企画部	必要に応じ開催	グループ全体の業務執行、経営管理に関する事項などの討議・決定
システム戦略会議(グループ経営会議の一部)	取締役社長	グループ経営会議を構成する役員、IT企画部長、企画部長、グループ事業部長	IT企画部	半期に1回	グループ全体の情報システム案件の投資計画、開発優先順位付けなどの討議・決定
グループ戦略会議	取締役社長	取締役社長が指名する者	企画部	原則四半期に1回	グループ各社の期初業務計画および同計画の進捗状況に関する意見交換、協議、報告
コンプライアンス委員会	総務部担当役員	総務部長、企画部長、グループ事業部長、IT企画部長、人事部長、監査部長	総務部	必要に応じ開催	グループ全体のコンプライアンス強化および企業倫理確立のために必要な諸施策の協議
グループ環境委員会	広報部担当役員	広報部長、グループ各社の環境担当部室長、日本総合研究所創発センター所長(アドバイザー)	広報部	原則年1回	グループ全体にかかる環境関連施策、環境対応状況の管理およびその他の環境に関する事項の協議

[組織および経営陣]

三井住友フィナンシャルグループにおきましては、グループ経営戦略・経営管理、経営資源配分、財務、ＩＲ、情報システム戦略、グループ内幹部人事、リスク管理、業務監査などの機能を有する以下の9部1室を設置しております。

なお、各担当業務における役員につきましては、図表9の通りであります。

＜三井住友フィナンシャルグループの組織＞



株主総会
取締役会
監査役・監査役会
グループ経営会議
監査役室
グループ戦略会議
広報部
企画部
IR室
財務部
グループ事業部
IT企画部
総務部
人事部
リスク統括部
監査部

(図表9)担当業務別役員名一覧(15年9月現在)

担当部(担当業務)	担当役員
広報部	石田常務取締役
企画部	石田常務取締役
財務部	石田常務取締役
グループ事業部	石田常務取締役
ＩＴ企画部	矢作取締役
総務部	平澤取締役
人事部	平澤取締役
リスク統括部	門脇副社長
監査部	門脇副社長

(3) 自主的・積極的なディスクロージャー

［基本的考え方］

三井住友フィナンシャルグループは、「事業の発展を通じて株主価値の永続的な増大を図る」ことを経営理念の１つとして掲げ、株主価値経営を基軸に据えたコーポレートガバナンス体制をとっております。当社は、企業・経営情報の適切なディスクロージャーをこうした株主価値経営の前提と位置付けております。

また近年、本邦株式市場における海外投資家の比重の増大などに代表されるように、市場によるガバナンスという潮流が加速している下では、株主に限らず様々なステークホルダーへの説明責任(アカウンタビリティ)を全うするために、所謂選択的開示(セレクティブ・ディスクロージャー)等の問題にも十分に配慮しつつ広範かつ公平な形でディスクロージャーを充実させていくことが、責任ある経営のために必須であると認識しております。

従いまして、銀行法をはじめとした各種法令・規則等に基づいた制度的ディスクロージャーに加えて、お客さま、内外多数の株主、投資家等が、実態を正確に認識・判断できるよう、財務内容、経営方針、業務戦略等に関する自主的ディスクロージャーを充実させることが経営上の最重要課題の一つであると考えております。こうした観点から、「公平」、「適時」、「継続」、「分かり易さ」を原則とした自主的ディスクロージャーの充実に努めていく所存です。加えて、ディスクロージャーを通じた市場との対話・市場の評価を経営にフィードバックすることが、健全なグループ経営推進のためには不可欠であると考え、より重視してまいります。

ディスクロージャーに関するこのような取組みにより、お客さま、株主、投資家等の信頼を高めるとともに、市場の総合的な評価の向上を通じて株主価値を向上させることができるものと考えております。

［具体的方策］

以上のような考え方に基づき、随時のプレスリリースの他、より分かり易いディスクロージャーを進める観点から四半期毎に作成している小冊子、その他の刊行物を通じて、

また経営トップによる「会社説明会」開催など様々な形で自主的ディスクロージャーの充実に努めております。また、説明会実施後には、動画像と共にその説明資料を速やかにホームページに掲載し、広範かつタイムリーな情報開示を図っております。

加えて、アニュアルレポート、ディスクロージャー誌等の刊行物、および適時開示情報等の記載内容、発行形式等を一段と充実させてまいります。同時に、ホームページを始めとする各種ウェブツールを積極的に活用することで、迅速かつ簡単に、様々な経営・財務情報にアクセス出来るように努めていく所存です。併せて、「公平」「適時」「継続」等の原則遵守を確保するために、グループ内におけるディスクロージャーおよびＩＲ推進体制の一層の整備等も積極的に進めてまいります。

4．配当等により利益の流出が行われないための方策等

(1) 基本的考え方

三井住友フィナンシャルグループは、業務の再構築、リストラによる経費削減、不良債権残高の削減や政策投資株式圧縮によるバランスシートの改善、等の早期実現を通じて収益力の強化を図り、着実な内部留保の蓄積を図ってまいります。これによりTierⅠ資本の質・量をともに充実させることを第一義的方針と致します。

(2) 配当、役員報酬・賞与についての考え方

配当につきましては、内部留保の蓄積を図るために、12年度の6円から、13年度：4円、14年度：3,000円(従来の普通株式1株当たり3円配当に相当)と減配してまいりましたが、グループ収益力を早期に強化し、自己資本の充実に目処をつけた上で、株主重視の考え方に則った配当方針を展望してまいります。従いまして、本計画を適切に履行してまいります上は、当期利益が2年連続で安定的な黒字を確保出来る16年度以降、普通株式配当を1,000円/年と徐々に増配を検討してまいります。

また、役員報酬・賞与につきましても、配当の考え方と同様に、内部留保の蓄積状況、中期的な業績展望等を慎重に検討した上で、適正な支給水準を検討してまいりたいと考えております。支給額の水準につきましては、社外取締役等をメンバーとする報酬委員会(取締役会の内部委員会)の審議を経て決定してまいります。

5．資金の貸付けその他信用供与の円滑化のための方策

[基本的な取組み姿勢]

三井住友銀行は、「金融機能の早期健全化のための緊急措置に関する法律」の趣旨に則り、新商品の投入や各種施策の実行により信用供与の拡大に努めてまいりました。特に、健全な経営内容の中小企業や個人の資金需要に対して円滑な資金供給を行うことは、金融機関の社会的責務と認識し、本支店一体となって取り組んでおります。

今後につきましても、貸出資産の健全性維持に配慮しつつ、健全な中小企業や個人に対する信用供与の拡大に最大限の努力をしてまいります。

[具体的な方策]

①中小企業向け

三井住友銀行では、「融資慣行の見直しとリスクテイク能力の強化」を目的とした「貸出業務改革」に取り組んでおり、資金供給能力の強化に向け、従来の担保依存ではなく、適正利鞘の確保を前提とした原則無担保のポートフォリオ型貸出を「リスクテイク商品」と位置付け、積極的に推進しております。

このうち、年商 10 億円以下のスモールマーケットに対しましては、13 年度から開発してまいりました中小企業専用の格付モデルをベースに、小口定型貸金である「ビジネスセレクトローン」を商品化し、積極的に投入しております。また、ミドルマーケットにつきましても、適正利鞘の確保を前提にポートフォリオ型管理を行う小口無担保貸金商品である「ミドルⅠファンド」、「ミドルⅡファンド」を積極的に推進してまいりました他、東京都等で取扱実績のあるＣＬＯ方式による資金提供スキームを「ＳＭＢＣ-ＣＬＯ融資」として独自で実施いたしております。

これら「リスクテイク商品」につきましては、14 年度で、約 4 万 1,000 件、金額ベースでは約 1 兆 2,500 億円の取組実績を上げることが出来、「貸出業務改革」がお客さまのご理解を得ながら、着実に進展しているものと考えております。

今後につきましても、「質を伴ったボリュームの拡大」を軸とした業務改革の更なる進展を図るべく、従来のミドルⅠファンド、ミドルⅡファンドの採り上げ基準を標準化･简

素化し、且つ対象先を大幅に拡大した新たなリスクテイク商品である「Nファンド」の積極投入や、ローコスト労働力の積極活用による「ビジネスセレクトローン」の拡販等の各種商品·施策を通じまして健全な中小企業に対する信用供与の拡大に努めてまいります。また、日本税理士会連合会との連携により、新商品「クライアントサポートローン」の取扱を開始しております。同連合会が制定した中小会社会計基準に基づき税理士が中小企業の計算書類を作成したことを確認する書類(中小会社会計基準適用に関するチェックリスト)を活用した、税理士・中小企業の双方にメリットのある商品として、全国的に展開してまいります。引き続き「リスクテイク商品」の積極投入を通じまして健全な中小企業に対する信用供与の拡大に努めてまいります。

②個人向け

個人向け信用供与につきましても、14 年 8 月より住宅ローンの採り上げに、リスク·リターンに基づくグレード別審査基準を導入することにより、従来の基準では採り上げを行っていなかった案件の捕捉に努めております。また、15 年 4 月からは、審査のスピードアップによる顧客利便性の向上と、審査プロセスの簡素化による効率的な業務運営を目的に、グレード別審査をより精緻化した新たなスコアリングモデルに基づく「自動審査システム」を順次導入しております。本件の導入により、適切なリスク·リターンの確保を通じた幅広い案件の獲得に一層注力してまいります。

[組織・体制の見直し]

①中小企業専担部付部長の配置

ミドルマーケットへよりきめ細かく取り組むべく、14 年 4 月より部長の管理スパンが比較的大きく、マーケットが厚い法人営業部に、ミドルⅡ専担の部付部長を順次配置しております。14 年度には、上期に 22 名、下期に 5 名の計 27 名を配置いたしました。また、スモール専担の部付部長につきましても、14 年度下期に 3 名配置いたしました。これら、専担部付部長設置拠点においては、相応の実績を上げることが出来ました上に、迅速な対応によりお客さまの評判も良好であることから、今後も恒常的に部付部長を配置し、中小企業の資金需要への対応を一層強化してまいります。

②ビジネスサポートプラザ、法人プロモーションオフィスへの追加人員投入

中小企業のあらゆるニーズに対応する専門拠点として「ビジネスサポートプラザ」を15年3月末で49ヶ所設置し、ビジネスセレクトローン等の定型商品を中心に中小企業の資金需要の発掘・対応に注力しております。また、「法人プロモーションオフィス」を設置し、広告等のお問い合わせへの対応といったお客様の利便性向上の観点からのインバウンド活動に加え、中小企業の資金需要の発掘の観点からの積極的なアウトバウンド活動を行っております。

14年度には「ビジネスセレクトローン」等リスクテイク商品の取組強化の観点より、ビジネスサポートプラザ及び法人プロモーションオフィスに対しまして銀行ＯＢを中心に各々66名、30名の追加人員を投入いたしました。今後もＯＢ等の活用を含め、積極的に人員を投入することにより販売力の強化を図ってまいります。

③法人営業所の新設

15年度より、拠点展開をしていない店舗空白地における新規マーケットの開拓を目的に法人専門拠点である「法人営業所」を設置いたしております。

「法人営業所」は、グループ会社等との共同店舗の形態で出店すること、預金・為替業務は行わず、4～5名程度の少人数体制で「ビジネスセレクトローン」の販売を主とした貸金業務に特化することにより、ローコスト且つ効率的に中小企業向け融資の拡大を図ることを狙いとしております。まずは、15年5月に高崎と長崎に出店いたしましたが、今後順次拡大してまいります。

④法人営業部・ビジネスサポートプラザ分室の設置

一方、当行支店はあるものの法人拠点がない地域には最寄の法人営業部またはビジネスサポートプラザの出先として「分室」を設置してまいります。既存法人拠点の統合により広域化したマーケットを再分割することで、中小企業のお客さまに対するきめ細かな対応を可能とし、リスクテイク商品の販売を主体に中小企業向け貸出の拡大を図ってまいります。

[地域経済の発展を支援する商品の提供]

各地域の信用保証協会との間で新たな枠組による信用保証協会保証付の提携貸金の取扱を実施しております。14年8月に大阪府中小企業信用保証協会との提携商品である「速効」の取扱を開始いたしましたのを皮切りに、兵庫県信用保証協会提携商品「じんそく」の取扱を14年10月より、名古屋市信用保証協会との提携商品「スピードファンド101」の取扱を15年1月より開始致しました他、15年2月には愛知県・京都府・大阪市信用保証協会との提携・商品の取扱を開始いたしました。

また、東京都に営業所･支店等を有するお客さまに対しては三井住友銀行プロパーのＣＬＯ方式による資金供給スキームである「ＳＭＢＣ-ＣＬＯ融資」を「東京都ＣＬＯ融資」の制度名で、大阪府下、福岡県下の法人営業部におきましては、「大阪府ＣＬＯ融資」「福岡県ＣＬＯ融資」の制度名で取り扱う等、地域経済の発展に資する各種商品の提供に努めております。

[融資に対する取組み姿勢]

三井住友銀行では、15年度より、リスクテイク体制の確立による資金供給能力の更なる向上を目的に、以下の3点を基本方針とする「審査改革」に取り組んでおります。

①リスク・ミニマイズ型貸金からリスクテイク型貸金への転換

リスク･リターンに基づく業務運営を更に強化してまいります。即ち、リスクの極小化を目指すのではなく、一定の条件を満たしている場合には、基本的に貸出を行うこと、また、貸出を行う際には、そのリスクに見合うリターンを確保することを徹底してまいります。

②画一的審査からリスク量に応じた審査への転換

全てのお客さまに対し画一的な審査を行うのではなく、リスク量が一定範囲内のお客様に対しては標準判断型審査手法や簡易判断型審査手法を導入することにより、審査のスピードアップ・審査判断項目の透明性の向上を図るとともに、審査コストの削減を図ってまいります。

③リスクコントロール手法の高度化

業種別審査制度の導入や、ＩＴ技術活用によるモニタリング制度の拡充、専門知識の蓄積によるリスク把握能力の向上により、一層のリスクテイクが出来得る体制を構築してまいります。

（図表10-2）貸出金の推移［三井住友銀行］

（残高）　　　　　　　　　　　　　　　　　　　　　　（億円）

		15/3月末 実績 (A)	16/3月末 計画 (B)
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	542,080	522,080
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	533,309	513,309
中小企業向け貸出（注）	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	215,969	206,169
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	212,913	203,113
うち保証協会保証付貸出		19,755	18,755
個人向け貸出（事業用資金を除く）		127,751	134,751
うち住宅ローン		111,614	118,614
その他		198,360	181,160
海外貸出		30,744	30,744
合計		572,824	552,824

（注）中小企業向け貸出とは、資本金又は出資金3億円（但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円）以下の法人または常用する従業員が300人（但し、卸売業・サービス業は100人、小売業・飲食業は50人）以下の法人向け貸出（個人に対する事業用資金を含む）を指す。ただし、当社の連結子会社・持分法適用会社向け貸出を除く。

（増減額・実勢ベースを算出するうえで考慮すべき要因考慮後）
（億円）

		15/3月期 実績 （注）	16/3月期 計画 (B)-(A)+(ｱ)
国内貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	＋16,984	▲8,500
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	＋22,439	▲8,500
中小企業向け貸出	ｲﾝﾊﾟｸﾄﾛｰﾝを含むﾍﾞｰｽ	▲8,660	＋ 700
	ｲﾝﾊﾟｸﾄﾛｰﾝを除くﾍﾞｰｽ	▲7,297	＋ 700

（注）履行状況報告書の図表10-1より引用。

（実勢ベースを算出するうえで考慮すべき要因（ｲﾝﾊﾟｸﾄﾛｰﾝを除くベース））
（億円、（ ）内はうち中小企業向け貸出）

	15年度中 計画 (ｱ)
不良債権処理	（ ）
貸出金償却（注1）	（ ）
部分直接償却実施額（注2）	（ ）
CCPC（注3）	（ ）
協定銀行等への資産売却額（注4）	（ ）
上記以外への不良債権売却額	（ ）
その他の処理額（注5）	（ ）
債権流動化（注6）	（ ）
私募債等（注7）	（ ）
子会社等（注8）	（ ）
計	＋11,500 （＋10,500）

（注1）無税化（法人税基本通達9－6－1、9－6－2、9－4－1、9－4－2）を事由とする直接償却額。
（注2）部分直接償却当期実施額。
（注3）共同債権買取機構に売却した債権に関する最終処理額。
（注4）金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。
（注5）その他の不良債権処理による残高減少額。
（注6）主として正常債権の流動化額。
（注7）私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。
（注8）連結子会社・持分法適用会社向け貸出のうち、中小企業向け信用供与の円滑化に資するもの。

6．株式等の発行等に係る株式等及び借入金につき利益をもってする消却、払戻し、償還又は返済に対応することができる財源を確保するための方策

(1) 消却、払戻し、償還又は返済についての考え方

三井住友フィナンシャルグループが受け入れております公的資金(優先株式による 1 兆 3,010 億円)につきましては、収益力の向上を図り、早期にその返済原資となる剰余金を積上げた上で、経済状況を踏まえて早期返済を検討してまいります。

(2) 剰余金の推移

三井住友フィナンシャルグループは、本計画の適切な履行を通じ剰余金を積上げ、三井住友フィナンシャルグループ及びその 100%出資子会社合算の剰余金を 18 年度末には 2 兆 6,000 億円以上(うち利益性剰余金 1 兆 7,000 億円以上)とし、公的資金 1 兆 3,010 億円を大幅に上回る水準を確保する見込みであります。

<剰余金の積み上がり状況>

(億円)

	15/3 月期 実績	16/3 月期 計画	17/3 月期 計画	18/3 月期 計画	19/3 月期 計画
期末合算剰余金(注)	10,130	15,906	17,983	21,799	26,334
その他資本剰余金	4,139	8,985	8,985	8,985	8,985

(注)三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、
三井住友銀リース、日本総合研究所の剰余金合計

(3) 収益見通し

今回の収益計画において前提となった諸条件が変動した場合の収益変動(業務純益)につきましては、以下の通りであります。

(図表 11)収益見通し(業務純益(三井住友銀行))

(億円)

	15/3 月期 実績	16/3 月期 計画	17/3 月期 計画	18/3 月期 計画	19/3 月期 計画
基準シナリオ(A)	11,136	10,000	10,000	10,800	12,100

＜主要前提条件＞ (%)

	15/3 月期 実績	16/3 月期 計画	17/3 月期 計画	18/3 月期 計画	19/3 月期 計画
実質ＧＤＰ	1.6	0.6	0.9	1.3	1.5
ＴＩＢＯＲ　３Ｍ	0.09	0.10	0.30	0.50	0.70
１０年国債	1.1	1.0	1.3	1.5	1.7

＜基準シナリオに対する変動見通し＞ (億円)

	15/3 月期 実績	16/3 月期 計画	17/3 月期 計画	18/3 月期 計画	19/3 月期 計画
楽観シナリオ(B)	n.a.	10,300	10,500	11,500	13,000
変化額(B)－(A)	n.a.	＋ 300	＋ 500	＋ 700	＋ 900
悲観シナリオ(C)	n.a.	9,700	9,500	10,100	11,200
変化額(C)－(A)	n.a.	▲ 300	▲ 500	▲ 700	▲ 900

［楽観シナリオ］

○民需主導の早期景気回復が実現、緩やかながら基準シナリオを上回るペースの経済成長を達成

○資金需要の拡大により、個人、法人とも新規貸出が計画を超過達成

○企業業績の一段の改善、資金需要の拡大によりリスクに見合った貸出利鞘の適正化が進展

○流動性預金の利鞘収益が拡大

［悲観シナリオ］

○デフレによる景気低迷が長期化、経済成長は基準シナリオを下回るペースの緩やかな回復に止まる

○資金需要の減衰により、個人、法人とも新規貸出が計画を未達成

○企業業績の低迷、資金需要の減衰によりリスクに見合った貸出利鞘の適正化が遅延

○流動性預金の利鞘収益が縮小

7．財務内容の健全性及び業務の健全かつ適切な運営の確保のための方策

(1) 各種リスク管理の状況

三井住友フィナンシャルグループにおきましては、グループ全体のリスク管理を行うに際しての基本的事項をリスク管理規程として定めた上で、同規程に基づきリスク管理の基本方針を策定し、グループ各社がリスク管理の基本方針に則し適切なリスク管理態勢の整備を図るよう必要な指導を行っております。また、グループ各社が適切にリスク管理を実施しているかをモニタリングしております。三井住友フィナンシャルグループにおける各種リスクの管理体制等につきましては、図表 12 の通りです。

(図表 12)リスク管理の状況

種　類	管理担当部署	管理体制
信用リスク	リスク統括部	[規程・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「信用リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [管理体制] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置し、企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「信用リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [基本原則] 以下の原則に則り適切な管理を実施する。 ・業務特性に応じた信用リスクの統合的管理 ・個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的に把握・管理 ・モニタリング・システムを整備し、経常的かつ効率的に信用リスクを管理 ・与信権限と与信責任を明確化した公正な与信運営 ・原則、業務推進部門、審査部門等から独立した資産監査部門の設置による、信用リスク管理体制、与信運営方針、与信ポートフォリオ状況等の監査の実施による牽制体制の確保
市場リスク	リスク統括部	[規程・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [管理体制] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置し、企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [基本原則] 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理 ・自己資本等の経営体力や業務運営方針等を勘案し、リスク許容量の上限を設定した管理 ・リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査

種　類	管理担当部署	管理体制
流動性リスク	リスク統括部	[規程・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [管理体制] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置し、企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [基本原則] 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理の実施 ・資金繰り計画、外部環境及び調達状況等を勘案し、リスク許容量の上限設定やコンティンジェンシープランの策定等による管理 ・リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査
事務リスク	リスク統括部	[規程・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「事務リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [管理体制] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置し、企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「事務リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [基本原則] 「全ての業務に事務リスクが所在する」との認識に基き、以下の原則に則り適切な管理を実施する。 ・リスク特性に鑑み、以下の機能を所管する部署を明確にし、関係部署が連携して管理を実施 「事務リスク統括」「事務規定の整備」「事務指導及び研修」「個別不祥事件・事務ミス・苦情等の処理」 ・内部管理の一環として実施する自店検査制度の整備 ・アウトソーシングにおける事務リスク管理 ・コンティンジェンシープランの策定等、緊急時対応の整備 ・重要性に応じた連結ベースでのリスク管理の実施 ・リスクの特性に応じ資本と関係付けたリスク管理を行うための計量化と定量的管理

種　類	管理担当部署	管理体制
システムリスク	ＩＴ企画部	[規程・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「システムリスク管理の基本方針」を定期的かつ必要に応じ見直し、それに則った管理・運営を実施。 [管理体制] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のシステムリスク管理を統括する機能を有した「ＩＴ企画部」を設置し、リスク統括部と共に網羅的、体系的な管理を実施。 ・グループ各社は「システムリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [基本原則] 以下の原則に則り適切な管理を実施する。 ・経営戦略の一環としてシステムを捉えるシステム戦略方針を策定 ・システム戦略方針に基づき、情報システムの効果と、そのシステムリスク・コストを総合的に勘案した企画立案 ・セキュリティ対策に関する統一方針として、情報システムのセキュリティポリシーを策定 ・情報システムの特性に応じたセキュリティ対策の策定とその維持・管理 ・システムリスクの発現による損失の影響を最小限に抑え、迅速かつ効率的に必要な業務の再開を行うため、コンティンジェンシープランを策定
コンプライアンス(法務リスクを含む)	総務部	[規程・基本方針] グループ全体のコンプライアンス体制の強化・整備を行うに際しての基本的事項を定めた「コンプライアンス・マニュアル」に基づき、「コンプライアンス・プログラム」を定例的に策定し、それに則った管理・運営を実施。 [管理体制] ・取締役会・グループ経営会議の下、「コンプライアンス委員会」を設置し、重要事項の審議を実施。 ・グループ全体のコンプライアンスを統括する機能を有した「総務部」を設置し、網羅的、体系的な管理を実施。 ・グループ各社は、「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」や持株会社の「コンプライアンス・プログラム」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のコンプライアンス体制を整備。 [基本原則] 以下の原則に則り適切な管理を実施する。 ・「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」に基づく管理の実施 ・グループ会社の確立すべき体制や持株会社に協議・報告すべき事項を定めた、コンプライアンス･マニュアル グループ会社規則に基づく管理の実施 ・グループ各社が毎年度策定するコンプライアンス･プログラムの策定・進捗状況に関する管理の実施 ・グループ各社からの協議・報告を通じた管理の実施 ・グループ会社定例打合会を通じた管理の実施

(2) 資産運用に係る決裁権限の状況

三井住友フィナンシャルグループにおきましては、信用リスク管理の基本方針を定例的に策定し、グループ全体の信用リスク管理態勢の整備を図っております。

なお、個別案件の決裁につきましては、信用リスク管理の基本方針をふまえ、権限体系をグループ各社において決定し、原則として各社の権限規程に従って、決裁を行っております。

(3) 資産内容

イ．金融再生法開示債権の状況

「金融機能の再生のための緊急措置に関する法律」に基づいて、査定した資産を「破産更生債権及びこれらに準ずる債権」、「危険債権」、「要管理債権」および「正常債権」に4区分して、各債権額を開示しております。

15年3月期における開示債権額および引当方針については、図表13の通りです。

ロ．リスク管理債権の状況

15年3月期におけるリスク管理債権については、図表14の通りであります。

(図表13)金融再生法開示債権の状況

(億円)

	14/3月末 実績(単体)	14/3月末 実績(連結)	15/3月末 実績(単体)	15/3月末 実績(連結)
破産更生債権及び これらに準ずる債権	4,935	6,382	5,249	6,560
危険債権	29,702	32,634	21,295	23,402
要管理債権	24,363	26,661	26,069	28,576
小計	59,000	65,677	52,613	58,538
正常債権	605,589	618,964	573,134	593,305
合計	664,589	684,641	625,747	651,843

引当金の状況

(億円)

	14/3月末 実績(単体)	14/3月末 実績(連結)	15/3月末 実績(単体)	15/3月末 実績(連結)
一般貸倒引当金	8,723	9,295	11,132	11,739
個別貸倒引当金	10,841	12,147	9,500	10,580
特定海外債権引当勘定	154	154	116	116
貸倒引当金　計	19,718	21,596	20,748	22,435
債権売却損失引当金	806	864	172	207
特定債務者支援引当金	—	—	—	—
小　計	20,524	22,460	20,920	22,642
特別留保金	—	—	—	—
債権償却準備金	—	—	—	—
小　計	—	—	—	—
合　計	20,524	22,460	20,920	22,642

(図表14) リスク管理債権情報

(億円、%)

	14/3月末 実績(単体)	14/3月末 実績(連結)	15/3月末 実績(単体)	15/3月末 実績(連結)
破綻先債権額(A)	1,957	2,275	1,724	2,014
延滞債権額(B)	31,845	35,998	23,902	27,102
3か月以上延滞債権額(C)	923	1,028	1,147	1,303
貸出条件緩和債権額(D)	23,440	25,543	24,922	27,288
①金利減免債権	5,060	5,106	5,235	5,595
②金利支払猶予債権	35	335	80	332
③経営支援先に対する債権	162	162	−	−
④元本返済猶予債権	18,095	19,777	19,506	21,219
⑤その他	88	163	101	142
合計(E)=(A)+(B)+(C)+(D)	58,165	64,844	51,695	57,707
部分直接償却	13,737	17,688	9,255	12,734
比率 (E)/総貸出	9.7%	10.2%	9.0%	9.4%

(注)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。

(4) 償却・引当方針

イ．公的資金による株式等の引受け等を踏まえた自主的・積極的な償却・引当方針

［基本的考え方］

金融検査マニュアル、日本公認会計士協会の実務指針等関係諸法令に則り、グループ各社におきまして自己査定基準、償却・引当に関する基準を制定し、保有する資産についての回収の危険性または価値の毀損の危険性の度合いを個別に検討した上で適切な自己査定を行い、その結果等をふまえて、将来予想損失額等を適時かつ適正に見積もり、適切な償却・引当を実施しております。

グループ各社の自己査定、償却・引当の結果につきましては、各社の監査部署が内部監査を行うとともに、三井住友フィナンシャルグループの監査部署(監査部)が、連結ベースの自己査定、償却・引当の結果について、監査を実施しております。

［償却・引当方法の概要］

グループ各社におきましては、　個々の取引先について、自己査定に基づいて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」に区分し、その区分ごとに償却・引当基準を定めております。

なお、三井住友銀行における債務者区分毎の償却・引当基準は以下の通りであります。

正　　常　　先：格付ごとに過去の倒産確率に基づき、今後1年間の予想損失額を一般貸倒引当金に計上

要　注　意　先：貸倒リスクに応じてグループ分け(注)を行い、グループごとに過去の倒産確率に基づき、将来の予想損失額を一般貸倒引当金に計上

(注)グループ分けは、「要管理先」と「その他要注意先」に区分し、後者をさら財務内容や与信状況等を勘案して細分化。また、大口要管理先でＤＣＦ法的手法も導入

破 綻 懸 念 先 ：個々の債務者ごとに分類されたⅢ分類(担保、保証等により回収が見込まれる部分以外)のうち必要額を算定し、個別貸倒引当金を計上

実質破綻先・破綻先：個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則貸倒償却し、Ⅲ分類の全額について個別貸倒引当金を計上

なお、15年3月期における不良債権の処理状況は図表15の通りであります。

ロ．行内企業格付ごとの償却、引当の目途

三井住友銀行における平成14年度の行内企業格付毎の倒産発生状況は図表17の通りであります。

（図表15）不良債権処理状況

（単体）　（億円）

	14/3月期 実績	15/3月期 実績	16/3月期 見込み
不良債権処理損失額(A)	10,386	8,364	
個別貸倒引当金繰入額	6,632	3,754	
貸出金償却等(C)	3,429	4,497	
貸出金償却	2,719	2,597	
CCPC向け債権売却損	84	164	
協定銀行等への資産売却損(注)	27	220	
その他債権売却損	479	1,269	
債権放棄損	120	247	
債権売却損失引当金繰入額	370	152	
特定債務者支援引当金繰入額	－	－	
特定海外債権引当勘定繰入	△ 45	△ 39	
一般貸倒引当金繰入額(B)	5,045	2,381	
合計(A)＋(B)	15,431	10,745	6,500

＜参考＞

貸倒引当金目的取崩による直接償却等(D)	5,737	11,317	－
グロス直接償却等(C)＋(D)	9,166	15,814	－

（注）金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

（連結）　（億円）

	14/3月期 実績	15/3月期 実績	16/3月期 見込み
不良債権処理損失額(A)	11,760	9,503	
個別貸倒引当金繰入額	6,815	4,080	
貸出金償却等(C)	4,604	5,295	
貸出金償却	3,800	3,399	
CCPC向け債権売却損	98	171	
協定銀行等への資産売却損(注)	30	220	
その他債権売却損	556	1,258	
債権放棄損	120	247	
債権売却損失引当金繰入額	387	167	
特定債務者支援引当金繰入額	－	－	
特定海外債権引当勘定繰入	△46	△ 39	
一般貸倒引当金繰入額(B)	5,274	2,506	
合計(A)＋(B)	17,034	12,009	

＜参考＞

貸倒引当金目的取崩による直接償却等(D)	6,818	12,809	－
グロス直接償却等(C)＋(D)	11,422	18,104	－

（注）金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

（図表17）倒産先一覧（14年度）［三井住友銀行（単体）］

（件、億円）

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4A	0	0	0	0
4B	2	31	1	2
4C	7	25	6	23
5A	17	60	14	53
5B	23	51	18	34
5C	34	57	27	40
6	39	40	36	35
7	181	1,064	150	833
8	87	957	104	967
9	30	539	66	846
格付なし	49	58	47	49

（注1）「格付なし」には、個人、財務データ未登録の法人等を含む。

（注2）小口（与信額　50百万円未満）は除く。

（注3）金額は与信ベースにて記載。

（参考）　金融再生法開示債権の状況

	15年3月末実績（億円）
破産更生債権及び これらに準ずる債権	5,249
危険債権	21,295
要管理債権	26,069
正常債権	573,134
総与信残高	625,747

ハ．不良債権の売却等による処理、回収の方針

金融再生プログラムの趣旨を踏まえ、三井住友銀行におきましては 16 年度末における不良債権比率半減の目標達成に向けて最大限努力するとともに、財務体質の強化を図ってまいります。

14 年度におきましては売却を加速する等により 2 兆 2,283 億円と 13 年度の 1 兆 2,893 億円を大きく上回る不良債権のオフバランス化を実施いたしましたが、引き続き積極的なオフバランス化を推進するとともに、要管理先の再生等への取組みを積極化してまいります。

このため、取引先企業の再建や事業再編に集中的に取り組むために、新たに「戦略金融部門」を設置し、既存の関連各部署を同部門に集約いたしました。また、同部門に新たに戦略金融統括部を設置し、資産流動化やデット・エクイティ・スワップ、ＤＩＰファイナンス等、企業再生に不可欠のノウハウや、会計・法務等の専門スキルを有する人材を行内横断的に集め、取引先企業の再建や事業再編に一段と力を注いでまいります。

これらにより、16 年度末の不良債権残高を 2 兆 5,000 億円程度まで削減し、不良債権比率を 14 年 3 月末の 8.9％から 4％程度へと改善する目標としております。

ニ．債権放棄についての考え方

債権放棄につきましては、「金融再生委員会の運営の基本方針」（金融再生委員会 11 年 1 月 20 日）、「私的整理に関するガイドライン」（私的整理に関するガイドライン研究会　13 年 9 月 19 日）等を踏まえ、法的破綻処理等との処理方法の違いによる経済合理性に基づくだけでなく、モラルハザードを回避する観点から、以下の 3 つの要件を満たす場合に限定すべきものと考えております。

○債権放棄による財務状況の改善により対象企業の経営再建が実現する可能性が高く、残存債権の回収がより確実になると見込まれること。

○利害の対立する複数の支援者の間の合意により策定されるなど、合理的な再建計画に基づくこと。

○抜本的なリストラが行われる等、対象企業の経営責任が明確化され、債権放棄が社会通念上合理的であると認められること。

(5) 評価損益の状況と今後の処理方針

三井住友銀行におきましては、株価変動リスクを大幅に圧縮するために、14 年度において約 1 兆 1,000 億円の保有株式の売り切り、約 5,000 億円の減損処理を実施したほか、15 年 3 月 17 日にわかしお銀行と合併し、この際の合併処理によって株式の含み損約 7,000 億円を解消いたしました。

15 年度におきましては、株式市場に充分留意しつつ、保有株式をさらに圧縮し、株価変動リスクを削減してまいります。具体的には、既にお客さまから売却の応諾を得ております約 7,000 億円の株式を今年度圧縮してまいります。

なお、15 年 3 月期における有価証券等の評価損益の状況については、図表 18 の通りであります。

(6) 金融派生商品等取引動向

オフバランス取引の契約額、想定元本残高、信用リスク相当額(与信相当額)については、図表 19 の通りであります。

また、三井住友銀行におけるオフバランス取引に係る信用リスクの信用力別構成として、取引相手の格付別に、ＭＴＭ残高に対する信用コストおよび信用リスク量を試算した結果は図表 20 の通りであります。

(7) 劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保

株式会社三井住友フィナンシャルグループは、グループの自己資本充実を目的として、劣後債又は劣後ローンその他の方法による資金調達を行うことがありますが、当該資金は子会社の財務の健全性を確保するため、子会社が発行する社債の引受け又は子会社への貸付金に使用してまいる所存であります。

なお、株式会社三井住友フィナンシャルグループにおきましては、現在、劣後特約付債務はございません。

(持株会社の劣後特約付債務の残高)

(億円)

	15/3月期 実績	16/3月期 計画	17/3月期 計画	18/3月期 計画	19/3月期 計画
劣後特約付 債務残高	—	—	—	—	—

以　上

(図表18)評価損益総括表（平成15年3月末）［三井住友銀行(単体)］

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	2,862	+38	39	1
	債券	2,610	+28	28	－
	株式	－	－	－	－
	その他	252	+10	11	1
	金銭の信託(注1)	－	－	－	－
子会社等	有価証券(注1, 2)	12,007	△ 204	6	210
	債券	－	－	－	－
	株式	3,454	△ 204	6	210
	その他	8,553	－	－	－
	金銭の信託(注1)	－	－	－	－
その他	有価証券(注1, 2)	222,277	△ 178	2,577	2,755
	債券	144,634	+1,087	1,124	37
	株式	31,628	△ 1,523	1,053	2,576
	その他	46,015	+258	400	142
	金銭の信託(注1)	230	△ 0	5	5

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,411	3,449	+38	126	88
その他不動産	－	－	－	－	－
その他資産	－	－	－	－	－

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成15年3月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表（平成15年3月末）［三井住友フィナンシャルグループ(連結)］

有価証券

(億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1，2)	3,875	＋59	60	1
	債券	3,345	＋49	49	－
	株式	－	－	－	－
	その他	530	＋10	11	1
	金銭の信託(注1)	－	－	－	－
子会社等	有価証券(注1，2)	1,963	－	－	－
	債券	－	－	－	－
	株式	1,885	－	－	－
	その他	78	－	－	－
	金銭の信託(注1)	－	－	－	－
その他	有価証券(注1，2)	235,996	△306	2,729	3,036
	債券	153,121	＋1,112	1,171	59
	株式	32,844	△1,654	1,130	2,784
	その他	50,031	＋236	429	193
	金銭の信託(注1)	230	△0	5	5

その他

(億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,481	3,505	＋24	126	102
その他不動産	－	－	－	－	－
その他資産	－	－	－	－	－

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月、平成11年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成15年3月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表［三井住友フィナンシャルグループ(連結)］

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	14/3月末	15/3月末	14/3月末	15/3月末
金融先物取引	1,183,649	2,035,631	—	—
金利スワップ	2,022,635	2,257,829	31,551	40,047
通貨スワップ	120,247	129,149	9,004	8,719
先物外国為替取引	423,934	383,769	12,922	9,506
金利オプションの買い	46,603	43,009	551	636
通貨オプションの買い	37,459	32,145	1,181	1,058
その他の金融派生商品	212,301	244,826	318	495
一括ネッティング契約による与信相当額削除効果	—	—	△ 28,065	△ 28,825
合　　計	4,046,828	5,126,358	27,463	31,636

(注) ＢＩＳ自己資本比率基準ベースに取引所取引、オプションの売り及び原契約２週間以内の取引を加えたものです。

(図表20)信用力別構成(15/3月末) [三井住友銀行(単体)]

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合　計
信用リスク相当額(与信相当額)	3,795	26	85	3,906
信用コスト	3	0	1	4
信用リスク量	17	1	4	22

(注1)市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する金利、為替系デリバティブ取引を対象として試算しております。
(注2)外部格付を取得していない先。

File No. 82-4395
Exhibit B2(e)
(English Translation)

Plan for Strengthening the Financial Base

(Selected tables excerpted from the original Japanese report)

September 2003

Sumitomo Mitsui Financial Group

Major Economic Assumptions on the Plan

		FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Real GDP Growth	(%)	1.6	0.6	0.9	1.3	1.5
O / N (Over night)*	(%)	0.001	0.001	0.20	0.40	0.60
3 month TIBOR*	(%)	0.09	0.10	0.30	0.50	0.70
10 Years JGB*	(%)	1.1	1.0	1.3	1.5	1.7
Yen/Dollar Exchange Rate	(yen)	120.20	120.00	120.00	120.00	120.00
Nikkei Average Stock Price	(yen)	8,170	7,831	7,831	7,831	7,831

*Average rate during the fiscal year

Outline of the Preferred Stock issued by Sumitomo Mitsui Financial Group

	Type 1	Type 2	Type 3
Amount Issued	201 billion yen	300 billion yen	800 billion yen
Liquidation Preference per Share	3,000,000 yen	3,000,000 yen	1,000,000 yen
Preferred Dividend Amount	10,500 yen	28,500 yen	13,700 yen
Preferred Dividend Rate	0.35%	0.95%	1.37%
Preferred Interim Dividend	5,250 yen	14,250 yen	6,850 yen
Conversion Price	947,100 yen	Market price* as of August 1, 2005	592,400 yen
Conversion Period	From and including December 2, 2002 to and including February 26, 2009	From and including August 1, 2005 to and including February 26, 2009	From and including December 2, 2002 to and including September 30, 2009
Reset of Conversion Price	Reset to the market price* as of August 1 every year during the conversion period (both upward and downward)	Reset to the market price* as of August 1 every year during the conversion period (both upward and downward)	Reset to the market price* as of October 1 every year from October 1, 2003 to October 1, 2006 (both upward and downward)
Floor Conversion Price during the Conversion Period	947,100 yen	947,100 yen	249,700 yen
Mandatory Conversion Date	February 27, 2009	February 27, 2009	October 1, 2009
Floor Conversion Price upon Mandatory Conversion	500,000 yen	500,000 yen	258,330 yen
Original Issuing Company and Name	Sumitomo Bank First Series Type 1	Sumitomo Bank Second Series Type 1	Sakura Bank Series 3 (Type 2)
Name under SMBC	First Series Type 1	Second Series Type 1	Type 5

(*) The market price is the average of the 30-consecutive-trading-days' closing prices at the Tokyo Stock Exchange commencing on the 45th trading day prior to the relevant date.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Financial Group]

Holding Company established in December 2002

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' Equity>					(Billions of yen)
Total Assets	2,786.2	3,387.7	3,391.2	3,394.5	3,396.3
Loans and Bills Discounted	19.0	40.0	40.0	40.0	40.0
Securities	2,717.2	3,251.0	3,246.1	3,246.1	3,246.1
Total Liabilities	131.9	250.6	250.0	250.0	250.0
Total Stockholders' Equity	3,156.1	3,172.8	3,154.3	3,156.3	3,160.1
Capital Stock	1,247.7	1,247.7	1,247.7	1,247.7	1,247.7
Capital Reserve	1,747.3	1,247.8	1,247.8	1,247.8	1,247.8
Other Capital Surplus	---	499.5	499.5	499.5	499.5
Earned Surplus Reserve	0.5	---	---	---	---
Retained Earnings*	161.0	178.2	159.7	161.7	165.5
Treasury Stock	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)
(Income)					(Billions of yen)
Ordinary Profit	119.6	50.0	55.7	58.4	65.4
Dividends on investments in subsidiaries and subsidiaries	128.3	46.4	52.2	55.8	62.7
Expenses	1.0	3.5	3.5	3.5	3.5
Personnel	0.4	1.8	1.8	1.8	1.8
Non-personnel	0.6	1.7	1.7	1.7	1.7
Extraordinary Profit	---	---	---	---	---
Extraordinary Loss	---	---	---	---	---
Income(Loss) before Income Taxes	119.6	50.0	55.7	58.4	65.4
Income Taxes (Current)	0.2	---	1.7	2.4	2.4
Income Taxes (Deferred)	(5.3)				
Net Income(Loss)	124.7	50.0	54.0	56.0	63.0
(Dividend)					(Billions of yen, yen, %)
Distributable Profit	160.6	677.3	658.8	660.8	664.6
Dividend (including Interim Dividend)	33.3	46.4	52.2	55.8	62.7
Dividend of Common Stock	17.4	17.4	23.2	34.5	41.4
Dividend of Preferred Stock <Public Funds>	14.5	14.5	14.5	14.5	14.5
Dividend of Preferred Stock <Others>	1.4	14.5	14.5	6.8	6.8
Dividend per Share (Common Stock) (yen)	3,000	3,000	4,000	5,000	6,000
Dividend per Share (Type 1 Preferred Stock) (yen)	10,500	10,500	10,500	10,500	10,500
Dividend per Share (Type 2 Preferred Stock) (yen)	28,500	28,500	28,500	28,500	28,500
Dividend per Share (Type 3 Preferred Stock) (yen)	13,700	13,700	13,700	13,700	13,700
Dividend per Share (Type 4 Preferred Stock 1st to 12th Series) (yen)	19,500	135,000	135,000	135,000	135,000
Dividend per Share (Type 4 Preferred Stock 13th Series) (yen)	3,750	67,500	67,500	—	—
Dividend Rate (Preferred Stock <Public Funds>)	1.11	1.11	1.11	1.11	1.11
Dividend Rate (Preferred Stock <Others>)	0.28	2.93	2.93	4.50	4.50
Payout ratio (Common Stock)	15.99	82.85	92.80	99.42	99.23
(Financial Indicator)					(%)
ROE (Net Income / Stockholders' Equity <average balance>)	4.69	1.58	1.70	1.77	1.99
ROA (Net Income / Total Assets <average balance>)	4.47	1.47	1.59	1.64	1.85

*Retained Earnings excluding Earned Surplus Reserve.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' Equity>					(Billions of yen)
Total Assets	98,922.7	93,000.0	91,300.0	90,700.0	90,500.0
Loans and Bills Discounted	59,391.4	56,700.0	55,700.0	55,700.0	55,700.0
Securities	23,130.4	20,800.0	20,100.0	19,500.0	19,400.0
Trading Assets	1,185.6	1,200.0	1,200.0	1,200.0	1,200.0
Deferred Income Taxes <term-end balance>	1,814.6	1,814.6	1,640.0	1,360.0	1,030.0
Total Liabilities	95,396.2	90,700.0	89,000.0	88,100.0	87,600.0
Deposits, NCD	64,576.5	63,900.0	58,900.0	59,400.0	60,000.0
Bonds	---	---	---	---	---
Trading Liabilities	242.4	200.0	200.0	200.0	200.0
Deferred Tax Liabilities	---	---	---	---	---
Deferred Tax Liabilities for Land Revaluation <term-end balance>	57.9	55.6	53.6	51.6	49.6
Total Stockholders' Equity	2,279.2	2,298.6	2,496.4	2,840.6	3,247.9
Capital Stock	560.0	560.0	560.0	560.0	560.0
Capital Reserve	879.7	879.7	879.7	879.7	879.7
Other Capital Surplus	357.6	357.6	357.6	357.6	357.6
Earned Surplus Reserve	---	---	---	---	---
Retained Earnings*	414.5	471.6	672.4	1,019.6	1,429.9
Land Revaluation Excess	85.3	81.8	78.8	75.8	72.8
Net Unrealized Losses on Other Securities	(17.9)	(52.1)	(52.1)	(52.1)	(52.1)
Treasury Stock	---	---	---	---	---
(Income)					(Billions of yen)
Gross Banking Profit	1,760.6	1,600.0	1,600.0	1,675.0	1,800.0
Interest Income	1,647.1	1,660.0	1,840.0	2,020.0	2,210.0
Interest Expenses	423.8	520.0	680.0	815.0	920.0
Net Fees and Commissions	194.7	230.0	260.0	290.0	330.0
Net Trading Income	196.0	170.0	170.0	170.0	170.0
Net Other Operating Income	146.6	60.0	10.0	10.0	10.0
Gains(Losses) on Bonds	135.7	50.0	---	---	---
Banking Profit (excluding transfer to general reserve for possible loan losses)	1,113.6	1,000.0	1,000.0	1,080.0	1,210.0
Banking Profit	875.5	1,000.0	1,000.0	1,080.0	1,210.0
Transfer to General Reserve for Possible Loan Losses	238.1	---	---	---	---
Expenses	647.0	600.0	600.0	595.0	590.0
Personnel	253.9	237.0	234.0	231.0	228.0
Non-personnel	357.7	333.0	333.0	331.0	329.0
Credit Cost	836.4	650.0	450.0	300.0	300.0
Gains(Losses) on Stocks	(635.7)	(110.0)	---	---	---
Losses on Devaluation of Stocks	527.5				
Ordinary Profit(Loss)	(597.2)	170.0	480.0	710.0	840.0
Extraordinary Profit	6.0	(50.0)	(30.0)	(10.0)	(10.0)
Extraordinary Loss	79.8				
Income Tax (Current)	40.3	20.0	200.0	300.0	360.0
Income Tax (Deferred)	233.0				
Net Income(Loss)	(478.3)	100.0	250.0	400.0	470.0
(Dividend)					(Billions of yen, yen, %)
Distributable Profit	629.5	652.3	853.1	1,200.3	1,610.6
Dividend (including Interim Dividend)					
Dividend of Common Stock					
Dividend of Preferred Stock <Public Funds>					
Dividend of Preferred Stock <Others>					
Dividend per Share (Common Stock) (yen)					
Dividend Rate (Preferred Stock <Public Funds>)					
Dividend Rate (Preferred Stock <Others>)					
Payout Ratio					

*Retained Earnings excluding Earned Surplus Reserve.

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
(Financial Indicator)					(%)
Yield on Interest Earning Assets (A)	1.86	1.99	2.25	2.49	2.73
Interest Earned on Loans (B)	1.84	1.98	2.30	2.59	2.88
Interest Earned on Securities	1.11	1.18	1.33	1.47	1.60
Total Cost of Funding (including Expenses) (C)	1.22	1.18	1.37	1.50	1.60
Interest Paid on Deposits (including NCD) (D)	0.23	0.23	0.34	0.46	0.56
Expense Ratio (E)	0.99	0.93	1.01	1.00	0.98
Personnel	0.39	0.36	0.39	0.38	0.38
Non-personnel	0.55	0.52	0.56	0.55	0.54
Overall Interest Spread (A) - (C)	0.64	0.81	0.88	0.99	1.13
Interest Spread (B) - (D) - (E)	0.61	0.82	0.95	1.13	1.34
Non-interest Income Ratio	11.05	14.37	16.25	17.31	18.33
OHR (Expenses / Gross Banking Profit)	36.74	37.50	37.50	35.52	32.77
ROE (Banking Profit*1 / Stockholders' Equity <average balance>)	40.52	43.68	41.71	40.47	39.74
ROA*2	1.12	1.12	1.15	1.25	1.40

*1 Excluding transfer to general reserve for possible loan losses

*2 FY02: Banking Profit (excluding transfer to general reserve for possible loan losses) / Total Assets <average balance>
FY03-FY06: Banking Profit (excluding transfer to general reserve for possible loan losses) / (Total Assets - Customers' Liabilities for Acceptances and Guarantees <average balance>)

(Reference) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' Equity>					(Billions of yen)
Total Assets	101,326.1	95,410.0	93,860.0	93,400.0	93,360.0
Total Liabilities	97,528.0	92,850.0	91,280.0	90,500.0	90,120.0
Total Stockholders' Equity	2,541.7	2,563.8	2,787.0	3,163.6	3,610.3
Capital Stock	662.6	662.6	662.6	662.6	662.6
Capital Reserve	961.2	961.2	961.2	961.2	961.2
Other Capital Surplus	413.8	398.9	398.9	398.9	398.9
Earned Surplus Reserve	1.0	1.0	1.0	1.0	1.0
Retained Earnings*1	436.6	512.9	739.1	1,118.7	1,568.4
Land Revaluation Excess	85.3	81.8	78.8	75.8	72.8
Net Unrealized Losses on Other Securities	(18.8)	(54.6)	(54.6)	(54.6)	(54.6)
Treasury Stock	---	---	---	---	---
(Income)					(Billions of yen)
Total Net Business Profits*2	1,157.8	1,048.0	1,058.0	1,148.0	1,288.0
Ordinary Profit(Loss)	(563.7)	209.0	531.0	773.0	913.0
Extraordinary Profit(Loss)	(66.3)	(50.0)	(30.0)	(10.0)	(10.0)
Income Taxes (Current) Income Taxes (Deferred)	(176.7)	37.0	222.0	327.0	390.0
Net Income(Loss)	(453.3)	122.0	279.0	436.0	513.0
(Dividend)					(Billions of yen, %)
Distributable Profit <including the Holding Company>	866.8	1,409.9	1,617.6	1,999.1	2,452.5
Payout Ratio (Common Stock of the Holding Company)	-	18.70	9.28	8.31	8.41
(Financial Indicator)					(%)
ROE (Total Net Business Profits / Stockholders' Equity <average balance>)	45.55	41.05	39.54	38.58	38.02
ROA (Total Net Business Profits / Total Assets <average balance>)	1.14	1.09	1.12	1.22	1.37

*1 Retained Earnings excluding Earned Surplus Reserve.

*2 The numbers are the sum of Banking Profit of Sumitomo Mitsui Banking Corporation and Operating Profit of the other three companies

(Table 1-2) Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

	FY01 Actual*4	FY02 Actual	FY03 Forecast
(Scale)<term-end balance>			(Billions of yen)
Total Assets	108,005.0	104,607.4	
Loans and Bills Discounted	63,645.6	61,082.9	
Securities	20,694.6	24,118.5	
Trading Assets	3,278.1	4,495.4	
Deferred Income Taxes	1,882.5	1,956.1	
Minority Interests	983.8	996.7	
Total Liabilities	104,108.5	101,186.7	
Deposits, NCD	71,648.1	67,784.0	
Bonds	---	---	
Trading Liabilities	2,331.5	2,851.4	
Deferred Tax Liabilities	39.2	43.9	
Deferred Tax Liabilities for Land Revaluation	64.0	58.8	
Total Stockholders' Equity	2,912.6	2,424.1	
Capital Stock	1,326.7	1,247.7	
Capital Surplus*1	1,684.4	856.2	
Earned Surplus Reserve*2	117.7	311.7	
Land Revaluation Excess	121.2	101.4	
Net Unrealized Losses on Other Securities	(304.8)	(24.2)	
Foreign Currency Translation Adjustments	(15.2)	(53.5)	
Treasury Stock*3	(17.5)	(15.2)	
(Income)			(Billions of yen)
Ordinary Income	3,779.7	3,506.4	33,000.0
Interest Income	2,176.7	1,816.9	
Fees and Commissions	387.3	424.2	
Trading Income	129.5	206.5	
Other Operating Income	845.6	947.0	
Other Income	240.7	111.8	
Ordinary Expenses	4,360.3	4,022.1	
Interest Expenses	726.9	417.4	
Fees and Commissions	67.7	71.3	
Trading Losses	---	0.7	
Other Operating Expenses	666.7	721.1	
General and Administrative Expenses	935.6	889.2	
Other Expenses	1,963.5	1,922.3	
Write-off of Loans	391.9	364.6	
Transfer to Reserve for Possible Loan Losses	1,204.3	654.7	
Transfer to General Reserve for Possible Loan Losses	527.4	250.6	
Transfer to Specific Reserve	681.5	408.0	
Ordinary Profit(Loss)	(580.6)	(515.7)	320.0
Extraordinary Gains	29.4	11.9	
Extraordinary Losses	53.1	87.1	
Income(Loss) before Income Taxes	(604.3)	(590.9)	
Income Taxes (Current)	101.9	66.1	
Income Taxes (Deferred)	(289.3)	(225.2)	
Minority Interests in Net Income(Loss)	47.0	33.6	
Net Income(Loss)	(463.9)	(465.4)	150.0

*1 The Numbers of FY01 are the sum of Capital Reserve and Capital Reserve Reduction.

*2 The Numbers of FY01 are Retained Earnings excluding Capital Reserve Reduction.

*3 The Numbers of FY01 include parent bank's stock held by subsidiaries.

*4 The Numbers of the former Sumitomo Mitsui Banking Corporation (Consolidated).

(Table 2-1) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Capital Stock	1,247.7	1,247.7	1,247.7	1,247.7	1,247.7
Non-accumulative Perpetual Preferred Stock	—	—	—	—	—
Capital Surplus	856.2	858.4	858.4	858.4	858.4
Retained Earnings	278.4	385.5	651.3	1,076.5	1,576.8
Minority Interests in Consolidated Subsidiaries	996.9	1,015.2	1,017.2	1,022.2	1,029.2
Preferred Securities	840.1	839.8	839.8	839.8	839.8
Net Unrealized Losses on Other Securities	(24.2)	(58.4)	(58.4)	(58.4)	(58.4)
Treasury Stock	(15.2)	(5.0)	—	—	—
Foreign Currency Translation Adjustments	(53.5)	(53.5)	(53.5)	(53.5)	(53.5)
Goodwill	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
Consolidated Adjustment Account	(30.0)	(27.3)	(17.8)	(8.3)	—
Others	—	—	—	—	—
Total Tier I	3,255.9	3,362.3	3,644.6	4,084.3	4,599.9
<Tax Effect>	1,912.2	1,900.0	1,720.0	1,440.0	1,110.0
Unrealized Gains on Securities	—	—	—	—	—
Unrealized Appreciation of Land	71.7	69.1	66.8	64.5	62.2
General Reserve for Possible Loan Losses	739.6	743.8	731.3	722.5	716.3
Perpetual Subordinated Liabilities	569.1	646.4	601.4	394.9	365.9
Others	—	—	—	—	—
Total Upper Tier II	1,380.4	1,459.3	1,399.5	1,181.9	1,144.4
Subordinated Liabilities, Preferred Stock	1,581.3	1,513.7	1,563.5	1,623.5	1,612.0
Others	—	—	—	—	—
Total Lower Tier II	1,581.3	1,513.7	1,563.5	1,623.5	1,612.0
Total Tier II	2,961.6	2,972.9	2,962.9	2,805.3	2,756.3
<Tier II Capital included as Qualifying Capital>	<2,961.6>	<2,972.9>	<2,962.9>	<2,805.3>	<2,756.3>
Tier III	—	—	—	—	—
Subtraction Item	(238.6)	(248.7)	(260.7)	(272.7)	(284.7)
Total Capital	5,978.9	6,086.5	6,346.8	6,616.9	7,071.5

(Billions of yen)

Risk-Adjusted Assets	59,166.9	59,500.0	58,500.0	57,800.0	57,300.0
On-Balance-Sheet Items	55,417.7	55,700.0	54,700.0	54,000.0	53,500.0
Off-Balance-Sheet Items	3,525.4	3,550.0	3,550.0	3,550.0	3,550.0
Others*	223.8	250.0	250.0	250.0	250.0

(%)

Capital Ratio	10.10	10.22	10.84	11.44	12.34
Tier I Ratio	5.50	5.65	6.23	7.06	8.02

*Market Risk Equivalent Assets divided by 8%

<Assumptions on yen/dollar exchange rate>
$1=120.00yen

(Table 2-2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Capital Stock	560.0	560.0	560.0	560.0	560.0
Non-accumulative Perpetual Preferred Stock	---	---	---	---	---
Capital Reserve	879.7	879.7	879.7	879.7	879.7
Other Capital Surplus	357.6	357.6	357.6	357.6	357.6
Earned Surplus Reserve	---	---	---	---	---
Voluntary Reserves	221.5	221.5	221.5	221.5	221.5
Profit brought forward to next year	191.5	248.6	449.4	796.6	1,206.9
Others	739.0	746.6	813.5	845.9	845.9
Preferred Securities	732.8	740.5	807.4	839.8	839.8
Net Unrealized Losses on Other Securities	(17.9)	(52.1)	(52.1)	(52.1)	(52.1)
Treasury Stock	---	---	---	---	---
Goodwill	---	---	---	---	---
Total Tier I	2,931.4	2,961.9	3,229.6	3,609.2	4,019.5
<Tax Effect>	1,814.6	1,814.6	1,640.0	1,360.0	1,030.0
Unrealized Gains on Securities	---	---	---	---	---
Unrealized Appreciation of Land	64.4	61.8	59.5	57.2	54.9
General Reserve for Possible Loan Losses	672.6	672.5	660.0	651.3	645.0
Perpetual Subordinated Liabilities	569.1	646.4	601.4	394.9	365.9
Others	---	---	---	---	---
Total Upper Tier II	1,306.1	1,380.7	1,320.9	1,103.4	1,065.8
Subordinated Liabilities, Preferred Stock	1,557.6	1,499.3	1,544.7	1,604.7	1,583.2
Others	---	---	---	---	---
Total Lower Tier II	1,557.6	1,499.3	1,544.7	1,604.7	1,583.2
Total Tier II	2,863.7	2,880.0	2,865.6	2,708.1	2,649.0
(Tier II Capital included as Qualifying Capital)	<2,771.8>	<2,861.6>	<2,865.6>	<2,708.0>	<2,649.0>
Tier III	---	---	---	---	---
Subtraction Item	(55.4)	(55.4)	(55.4)	(55.4)	(55.4)
Total Capital	5,647.8	5,768.1	6,039.8	6,261.8	6,613.1

(Billions of yen)

Risk-Adjusted Assets	53,807.1	53,800.0	52,800.0	52,100.0	51,600.0
On-Balance-Sheet Items	50,297.7	50,300.0	49,300.0	48,600.0	48,100.0
Off-Balance-Sheet Items	3,322.5	3,300.0	3,300.0	3,300.0	3,300.0
Others*	187.0	200.0	200.0	200.0	200.0

(%)

Capital Ratio	10.49	10.72	11.43	12.01	12.81
Tier I Ratio	5.44	5.50	6.11	6.92	7.78

*Market Risk Equivalent Assets divided by 8%

<Assumptions on yen/dollar exchange rate>
$1=120.00yen

(Table 5) Earnings by Unit [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of yen)

	FY01 Actual	FY02 Actual	FY03 Forecast
Net Interest Income	277.8	278.3	278.0
Fees and Commissions + Foreign Exchange	37.7	34.4	48.0
Consumer Banking Unit	315.5	312.7	326.0
Net Interest Income	425.4	337.2	369.0
Fees and Commissions + Foreign Exchange	158.4	231.8	212.0
Middle Market Banking Unit	583.8	569.0	581.0
Net Interest Income	115.5	101.7	105.0
Fees and Commissions + Foreign Exchange	50.8	61.1	76.0
Corporate Banking Unit	166.3	162.8	181.0
Marketing Business	88.4	87.6	91.0
Treasury Business	1.5	1.3	1.5
International Banking Unit	78.4	86.4	91.0
Net Interest Income	---	9.4	10.1
Fees and Commissions + Foreign Exchange	---	0.2	0.2
Community Banking Unit	---	9.6	10.3
Banking Operation	456.6	521.1	337.0
Trading Operation	54.3	63.8	67.0
Treasury Unit	507.7	581.5	400.0
Headquarters	201.8	38.6	10.7
Gross Banking Profit	1,853.5	1,760.6	1,600.0
Expenses	(670.1)	(647.0)	(600.0)
Banking Profit (excluding transfer to general reserve for possible loan losses)	1,183.4	1,113.6	1,000.0

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan

(Number of Employees and Directors)

Directors	24	28	28	28	28
Board of Directors *1	17(2)	21(2)	21(2)	21(2)	21(2)
Auditors *1	7(3)	7(3)	7(3)	7(3)	7(3)
Employees *2	24,024	22,600	21,300	20,900	20,500

*1 Number in the brackets are the number of those who are not full-time attendants.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

*3The actual number of employees on March 31, 2003 excluding those of former Wakasio Bank is 23,401.

(Number of Offices)

Domestic Branches *1	437	435	435	435	435
Overseas Branches *2	20	19	19	19	19
(Ref.) Overseas Subsidiaries *3	26	26	26	26	26

*1 Excluding sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3Excluding Overseas Subsidiaries with ownership of less than 50%.

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan

(Personnel Expenses)

Personnel Expenses (Millions of yen)	254,346	238,800	235,800	232,800	229,800
Salary and Remuneration (Millions of yen)	205,602	184,000	181,000	176,000	173,000
Average Salary (Thousands of yen)	508	502	502	502	502

(Note) Average age of the employee is 38.6 years old (as of March 31, 2003)

(Remuneration and Bonus of Directors) (Millions of yen)

Remuneration and Bonus of Directors *1	763	760	760	760	760
Remuneration	763	760	760	760	760
Bonus	0	0	0	0	0
Average Remuneration and Bonus of Directors	*2 27	31	31	31	31
Average Retirement Allowances of Directors	63	87	87	87	87

*1 Sum of those included in personnel expenses and profit appropriation, including rewards as executive officers in case concurrently appointed.

*2 Excluding those of former Wakashio Bank.

(Non-personnel Expenses) (Millions of yen)

Non-personnel Expenses *1	355,248	329,800	329,800	327,800	325,800
System related cost *2	90,486	82,300	82,800	82,000	80,800
Excluding System related cost	264,762	247,500	247,000	245,800	245,000

*1 Excluding the fees for management guidance from subsidiaries to parent.

*2 Including leasing expenses and other related costs.

(Personnel Expenses + Non-personnel Expenses) (Millions of yen)

Personnel Expenses + Non-personnel Expenses	609,594	568,600	565,600	560,600	555,600

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card business	Mar. 03	791.7	283.6	21.4	96.6	170.6	24.8	14.0	Consolidated
SMBC Leasing Company, Limited	Leasing business	Mar. 03	1,678.1	891.2	98.6	139.9	143.4	7.4	3.1	Consolidated
The Japan Research Institute, Limited	Economic research, system engineering and management consulting business	Mar. 03	65.0	22.4	14.0	21.1	20.0	10.1	7.9	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities business and derivatives business	Mar. 03	6,222.0	1,756.3	175.0	353.8	163.2	16.6	6.4	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust business	Mar. 03	10.4	-	-	8.5	8.0	0.5	(0.0)	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Commercial Banking business	Mar. 03	2,810.5	91.0	30.2	77.3	4.8	7.1	1.1	Consolidated
The Bank of Kansai, Ltd.	Commercial Banking business	Mar. 03	1,281.3	23.0	23.0	43.5	37.1	4.7	2.1	Consolidated
The Kangin Lease Company, Limited	Leasing business	Mar. 03	28.8	23.8	15.1	3.4	-	0.4	0.3	Consolidated
The Kangin Service Company, Limited	Management of real estate for branches	Mar. 03	17.5	7.6	7.2	6.8	-	0.4	0.2	Consolidated
The Japan Net Bank, Limited	Commercial Banking business via Internet	Mar. 03	169.8	41.3	-	8.1	11.4	(2.8)	(2.8)	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee business	Mar. 03	7,149.1	-	-	86.2	94.7	(15.9)	(16.0)	Consolidated
The SC Card Business Company, Limited	Service for credit card members	Mar. 03	3.5	1.3	1.3	0.1	-	(2.4)	(3.4)	Consolidated
SAKURA CARD CO., Ltd.	Credit card business	Mar. 03	227.8	40.7	19.0	15.3	10.7	2.2	1.6	Consolidated
At-Loan Co., Ltd.	Loan business	Mar. 03	87.0	69.0	69.0	2.5	13.0	(8.2)	(8.2)	Consolidated
SMBC Capital Co., Ltd.	Venture capital business	Mar. 03	13.2	10.4	10.4	2.3	1.7	(0.6)	(0.5)	Consolidated
SMBC Consulting Co., Ltd.	Management Consulting business	Mar. 03	2.8	-	-	1.9	1.8	1.0	0.6	Consolidated
SMBC Finance Co. Ltd.	Factoring and loan business	Mar. 03	588.1	430.5	282.9	73.9	110.0	6.2	0.5	Consolidated
SMBC Mortgage Co., Ltd.	Mortgage Securities business	Mar. 03	316.1	305.9	302.9	9.3	4.1	4.6	3.8	Consolidated
Mitsui Finance Service Co., Ltd.	Collecting agent and factoring business	Mar. 03	112.8	34.1	30.5	3.4	-	0.8	0.8	Consolidated
Sakura Finance Co., Ltd.	Collecting agent and factoring business	Mar. 03	94.6	32.5	32.5	2.2	-	(2.3)	(1.4)	Consolidated
Financial Link Company, Limited	Data processing and management consulting	Dec. 02	0.2	-	-	0.2	0.2	(0.0)	(0.0)	Consolidated
Sakura Friend Securities Co., Ltd.	Securities business	Mar. 03	56.4	4.3	-	37.0	21.2	(1.6)	(6.3)	Consolidated
Meiko National Securities Co., Ltd.	Securities business	Mar. 03	88.0	-	-	52.1	17.5	(0.5)	(3.4)	Consolidated
Sakura KCS Corporation	System engineering and data processing business	Mar. 03	17.9	0.8	0.4	12.0	0.2	0.6	0.1	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing business	Mar. 03	17.6	6.0	3.8	7.3	0.0	0.5	0.1	Consolidated
SMBC Business Servicing Co., Ltd.	Servicer	Mar. 03	3.7	0.7	0.7	1.0	0.5	0.4	0.2	Consolidated
Global Factoring Co., Ltd.	Factoring business	Mar. 03	198.2	162.4	162.4	0.1	-	0.1	0.1	Consolidated
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust business	Mar. 03	16.8	-	0.0	11.7	3.4	0.8	(0.2)	Equity Method
DLJdirect SFG Securities Co. Ltd.	On-line discount securities brokerage service	Mar. 03	93.3	6.0	-	3.0	1.3	(0.1)	(0.3)	Equity Method
Japan Pention Navigator Co., Ltd.	Defined contribution pension plans	Mar. 03	2.4	-	-	2.2	1.2	(0.7)	(0.7)	Equity Method
QUOQ Inc.	Purchase of monetary assets and credit guarantee business	Mar. 03	1,057.8	138.8	132.0	33.6	2.9	4.6	1.7	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing business	Mar. 03	181.4	124.9	23.5	10.3	-	1.6	0.6	Consolidated
Mazda Auto Leasing Company, Limited	Leasing business	Mar. 03	10.1	7.7	1.5	1.3	-	0.3	0.6	Consolidated
SAKURA LEASING CO, LTD.	Leasing business	Mar. 03	99.5	89.2	75.8	1.2	-	2.1	1.0	Consolidated
Space Service LLC.	Leasing business	Mar. 03	5.9	4.7	2.8	0.0	-	(0.0)	(0.0)	Consolidated
SBL Partners LLC.	Factoring business	Dec. 02	14.5	14.3	14.3	0.0	-	0.0	0.0	Consolidated
The Awagin Lease Company Limited	Leasing business	Mar. 03	42.7	32.6	1.5	5.8	-	(1.0)	(1.1)	Equity Method
The San-in General Lease Company Limited	Leasing business	Mar. 03	50.7	43.1	1.5	4.1	-	0.9	0.5	Equity Method
Miegin General Leasing Co.Ltd.	Leasing business	Mar. 03	12.1	9.7	0.9	1.4	-	0.2	0.1	Equity Method
NEC Leasing, Ltd.	Leasing business	Mar. 03	706.9	638.7	77.6	34.3	-	8.1	4.8	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business	Currency	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Commercial Banking business	US$	Mar.03	12,158	87	4,523	1,705	1,700	6	5	Consolidated
Manufacturers Bank	Commercial Banking business	US$	Dec.02	1,158	15	1	188	283	12	7	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial Banking business	CAN$	Jan.03	1,533	61	31	150	122	10	5	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial Banking business	R$	Dec.02	1,268	502	512	312	302	181	129	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial Banking business	RPIAH	Dec.02	6,469	928	2,120	1,212	960	265	184	Consolidated
SMBC Leasing and Finance, Inc.	Leasing business	US$	Dec.02	1,142	230	198	731	690	45	18	Consolidated
SMBC Capital Markets, Inc.	Investment and derivative business	US$	Dec.02	4,987	288	2,978	850	609	676	433	Consolidated
SMBC Capital Markets Limited	Investment and derivative business	US$	Dec.02	1,146	35	-	332	300	5	3	Consolidated
Sumitomo Mitsui Finance Australia Limited	Finance business	A$	Dec.02	2,333	1,907	1,840	66	105	16	12	Consolidated
SMBC Securities, Inc.	Securities business	US$	Dec.02	291	242	25	45	40	1	0	Consolidated
SFVI Limited	Investment business	US$	Dec.02	508	-	-	508	500	20	20	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance business	US$	Dec.02	509	498	83	0	0	(0)	(0)	Consolidated
Sakura Finance (Cayman) Limited	Finance business	US$	Dec.02	1,908	1,903	1,907	0	0	0	0	Consolidated
Sumitomo Finance International plc	Investment business	STG	Dec.02	283	118	71	125	200	12	12	Consolidated
SMBC International Finance N.V.	Finance business	US$	Dec.02	4,553	4,513	4,383	1	0	0	0	Consolidated
BSL Leasing Co., Ltd.	Leasing business	TBAH	Dec.02	1,572	1,134	94	181	6	100	67	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte Ltd.	Leasing business	S$	Dec.02	166	136	103	9	-	(8)	(8)	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing business	HK$	Dec.02	963	911	735	56	-	8	8	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing business	TBAH	Dec.02	1,426	1,093	958	201	-	35	24	Consolidated
SMBC Leasing (Guangzhou) Co., Ltd.	Leasing business	RMB	Dec.02	119	35	35	74	-	2	1	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing business	RM	Dec.02	114	94	97	6	-	1	1	Consolidated
SMBC Leasing (UK) Limited	Leasing business	STG	Dec.02	22	17	11	4	-	0	0	Consolidated
P.T. EXIM SB Leasing	Leasing business	RPIAH	Dec.02	191	255	152	32	0	0	0	Consolidated

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen from Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation are indicated in these tables.
Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).

(*2) Including bonds and commercial papers.

(*3) Including guarantees.

(*4) Indicated as the combined basis of SMFG and SMBC.

(*5) Based on Sumitomo Mitsui Financial Group's consolidated financial results.

(*6) For the companies reporting Operating Losses, Net Losses or Retained Losses, projection of income and position in the group strategy of SMFG and SMBC are described in the next page .

(*7) Meiko National Securities Co.,Ltd and Financial Link Company, Limited and two other companies become consolidated companies through acquisition, and nine newly established companies, including Sumitomo Mitsui Banking Corporation Europe Limited are conso

Twenty three companies formerly excluded from the scope of consolidation are consolidated again from FY02 period.
SAKURA INVESTMENT MANAGEMENT CO.,LTD and four companies were merged, Sumitomo Mitsui Finance Australia (Securities) Limited and five companies were liquidated, SB AUTO SERVICE CO., LTD. was sold, and they were unconsolidated from the FY02 interim period.

SMFG Finance (Cayman) Limited and SMFC Holdings (Cayman) Limited, newly established, and NEC Leasing, Ltd, newly acquired through share acquisition, are accounted as affiliates by equity method since this consolidated fiscal year. Sumitomo Mitsui Asset M

Meiko National Securities and one other company, being consolidated subsidiaries through acquisition, is excluded from the list of affiliates under equity method. Bangkok SMBC Systems Ltd. and one other company, repudiated, has already been excluded from

Details of (*5)

Company name	Earnings projections	Strategic position within group
Daiwa SB Investments Ltd.	100 million yen of net income in FY2003	Investment company strategically created with Daiwa Securities group
The Kangin Service Company, Limited	Secure positive bottom line in FY2003	Kansai Bank's subsidiary for holding and managing the bank's real estate
The Japan Net Bank, Limited	Net loss of 2.8 billion yen in FY2002 (year-over-year increase of 2.6 billion yen). Striving to go into black at early date.	Internet specialized bank
SMBC Guarantee Co., Ltd.	Sumigin Guarantee Company, Limited became its wholly-ownd subsidiary in March 2002. Expected to be in black on consolidated basis in FY2004, and currently progressing nearly in line with targets.	SMBC's housing loan guarantee subsidiary
The SB Card Business Company, Limited	Secure positive bottom line in FY2003	Subsidiary providing services to SMBC's card holders
At-loan Co., Ltd.	Currently in red due to start-up costs. Aiming for black ink at early date by increasing outstanding loan balance.	Group's lone consumer loan specialized company
SMBC Capital Co., Ltd.	Expected to be in black in FY2003 thanks to increase in management fees from establishment of new funds, and decrease in amount of write-offs of invested stocks.	Strategic subsidiary for promoting active equity investment in growth companies
SMBC Mortgage Co., Ltd.	Secure positive bottom line in FY2003	SMBC's finance subsidiary
Sakura Finance Service Co., Ltd.	Secure positive bottom line in FY2003 (new company name SMBC Finance Service Co., Ltd. after merger on April 1, 2003)	SMBC's finance and factoring subsidiary
Financial Link Company, Limited	Expected to go into black in FY2003 thanks to contracts awarded.	Strategic subsidiary that coordinates financial services such as outsourcing of settlement operations and fund administration with SMBC and group companies
Sakura Friend Securities Co., Ltd.	Sakura Friend Securities and Meiko National Securities merged in April 2003 to form SMBC Friend Securities Co., Ltd. Net loss (but secured ordinary profit) in FY2002 due to merger-related extraordinary losses. Aiming for net income in FY2003 as ordinary p	SMBC's retail securities subsidiary
Meiko National Securities Co., Ltd.		SMBC's retail securities subsidiary
Sumitomo Mitsui Asset Management Company, Ltd.	Created from merger of five asset management subsidiaries of SMBC, Mitsui Mutal Life Insurance Company, Sumitomo Life Insurance Company and Mitsui Sumitmo Insurance Co., Ltd in December 2002. FY2002 net loss (but achieved ordinary profit). Aiming for pos	SMBC's affiliated company in the field of asset management
DLJ*direct* SFG Securities Inc.	Achieved ordinary profit in FY2002 but negative bottom line. Strengthening earnings power by keeping down expenses and other measures to expand ordinary profit in order to achieve positive bottom line.	One of core players of SMBC's Internet strategy, engaged in retail securities
Japan Pension Navigator Co., Ltd.	Earnings power incrasing with operation starting to move on full-scale basis and improving level of services. Aiming for positive bottom line at early date but depreciation of initial systems investment drag on earnings and expected to remain in red for s	Core company in defined contribution pension plan business
Space Service LLC.	Flat	SPC of SMBC Leasing Company
The Awagin Lease Company, Limited	Go into black in FY2003	Affiliate of SMBC Leasing Company
Sumitomo Finance International plc	Net income in fiscal year ended Dec,2002. Aiming to maintain black figure in fiscal year ended Dec,2003.	Investment company
SMBC Leasing (Singapore) Pte Ltd.	Secure positive bottom line in fiscal year ended Dec. 2003.	Overseas sbusidiary of SMBC Leasing
SMBC Leasing (Hong Kong) Limited	Secure positive bottom line in fiscal year ended Dec. 2003.	Overseas sbusidiary of SMBC Leasing
SMBC Leasing (Guangzhou) Co., Ltd.	Secure positive bottom line in fiscal year ended Dec. 2003.	Overseas sbusidiary of SMBC Leasing
P.T.EXIM SB Leasing	Concentrate on recovering loans with a view to liquidation	Overseas sbusidiary of SMBC Leasing

(Table 10-2) Loans and Bills Discounted
[Sumitomo Mitsui Banking Corporation (Non-conconsolidated)]

(Balance) (billions of yen)

		Mar.31,03 actual (A)	Mar.31,04 plan (B)
Domestic	including Impact Loans	54,208.0	52,208.0
	excluding Impact Loans	53,330.9	51,330.9
Small and Medium-sized enterprises*	including Impact Loans	21,596.9	20,616.9
	excluding Impact Loans	21,291.3	20,311.3
Loans with guarantee of Credit Guarantee Corporation		1,975.5	1,875.5
Individuals (excluding business loans)		12,775.1	13,475.1
Housing Loans		11,161.4	11,861.4
Others		19,836.0	18,116.0
Overseas		3,074.4	3,074.4
Total		57,282.4	55,282.4

* Small and Medium-sized enterprises = Loans to following enterprises excluding subsidiaries and affiliates
-Wholesaling enterprise whose capital is Y100 mil. or less or number of employees is 100 or less
-Services enterprise whose capital is Y50 mil. or less or number of employees is 100 or less
-Retailing enterprise whose capital is Y 50mil. or less or number of employees is 50 or less
-Other enterprise whose capital is Y300 mil. or less or number of employees is 300 or less
-Unincorporated enterprise

(Adjusted basis <excluded factors shown below>) (billions of yen)

		Mar.31,03 acutual*	Mar.31,03 plan (B)-(A)+(a)
Domestic	including Impact Loans	1,698.4	(850.0)
	excluding Impact Loans	2,243.9	(850.0)
Small and Medium-sized enterprises	including Impact Loans	(866.0)	70.0
	excluding Impact Loans	(729.7)	70.0

* Referring to Table10-1 of SMBC's Progress Report.

(Factors for reduction in loans) (billions of yen)

	FY03 Plan (a)	Small and Medium-sized enterprises
Loan Losses		
Direct Write-offs *1		
Direct reduction *2		
Secondary losses on loans sold to CCPC *3		
Sales of loans to RCC *4		
Sales of problem assets to others		
Others*5		
Sales and securitization of loans *6		
Private placement etc.*7		
Subsidiaries etc.*8		
Total	+ 1,150.0	+ 1,050.0

*1 Direct write-offs which are allowed to be tax deductible.
*2 Of those reduced in this fiscal year.
*3 Losses due to the disposition of collaterals of loans sold to CCPC, etc.
*4 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.
*5 Decrease through other measures of disposing non-performing loans
*6 Mainly sales and securitization of normal loans.
*7 Amount of credit given that are virtually equivalent to that of loan, such as private placement etc.
*8 Loans to consolidated subsidiaries and subsidiaries under equity method which contribute to encouraging smooth provision of credit to small- and mid-sized enterprises.

(Reference) Accumulation of Retained Earnings

(billion of yen)

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Retained Earnings*	1,013.0	1,590.6	1,798.3	2,179.9	2,633.4
Other Capital Surplus	413.9	898.5	898.5	898.5	898.5

* Total of Retained earnings of Sumitomo Mitsui Financial Group, Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card, SMBC Leasing, and Japan Research Institute.

(Table 11) Earnings Targets (Banking Profit excluding transfer to general reserve for possible loan losses of Sumitomo Mitsui Banking Corporation)

(billions of yen)

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Main Scenario (A)	1,113.6	1,000.0	1,000.0	1,080.0	1,210.0

Major Economic Assumptions

		FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Real GDP Growth	(%)	1.6	0.6	0.9	1.3	1.5
3 month TIBOR	(%)	0.09	0.10	0.30	0.50	0.70
10 Years JGB	(%)	1.1	1.0	1.3	1.5	1.7

Fluctuaions from Main Scenario

(billions of yen)

	FY02 Actual	FY03 Plan	FY04 Plan	FY05 Plan	FY06 Plan
Optimistic Scenario (B)	n.a.	1,030.0	1,050.0	1,150.0	1,300.0
Change (B)-(A)	n.a.	30.0	50.0	70.0	90.0
Pessimistic Scenario (C)	n.a.	970.0	950.0	1,010.0	1,120.0
Change (C)-(A)	n.a.	(30.0)	(50.0)	(70.0)	(90.0)

(Table 13) Ploblem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 02 *1 Non-consolidated	Mar. 31, 02 *1 Consolidated	Mar. 31, 03 *2 Non-consolidated	Mar. 31, 03 *3 Consolidated
Bankrupt and Quasi-Bankrupt Assets	493.5	638.2	524.9	656.0
Doubtful Assets	2,970.2	3,263.4	2,129.5	2,340.2
Substandard Loans	2,436.3	2,666.1	2,606.9	2,857.6
Sub-total	5,900.0	6,567.7	5,261.3	5,853.8
Normal Assets	60,558.9	61,896.4	57,313.4	59,330.5
Total	66,458.9	68,464.1	62,574.7	65,184.3

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, 02 *1 Non-consolidated	Mar. 31, 02 *1 Consolidated	Mar. 31, 03 *2 Non-consolidated	Mar. 31, 03 *3 Consolidated
General Reserve	872.3	929.5	1,113.2	1,173.9
Specific Reserve	1,084.1	1,214.7	950.0	1,058.0
Loan Loss Reserve for Specific Overseas Countries	15.4	15.4	11.6	11.6
Sub-total	1,971.8	2,159.6	2,074.8	2,243.5
Reserve for Possible Losses on Loans Sold to CCPC	80.6	86.4	17.2	20.7
Total	2,052.4	2,246.0	2,092.0	2,264.2

(Table 14) Risk-Monitored Loans

(Billions of yen)

	Mar. 31, 02 *1 Non-consolidated	Mar. 31, 02 *1 Consolidated	Mar. 31, 03 *2 Non-consolidated	Mar. 31, 03 *3 Consolidated
Bankrupt Loans (A)	195.7	227.5	172.4	201.4
Non-Accrual Loans (B)	3,184.5	3,599.8	2,390.2	2,710.2
Past Due Loans (3 Months or more) (C)	92.3	102.8	114.7	130.3
Restructured Loans (D)	2,344.0	2,554.3	2,492.2	2,728.8
(1)Reduction of the original interest rate	506.0	510.6	523.5	559.5
(2)Forbearance of interest payments	3.5	33.5	8.0	33.2
(3)Loans to supported companies	16.2	16.2	---	---
(4)Forbearance of principal repayments	1,809.5	1,977.7	1950.6	2,121.9
(5)Others	8.8	16.3	10.1	14.2
Total (E)=(A)+(B)+(C)+(D)	5,816.5	6,484.4	5,169.5	5,770.7
Direct Reduction	1,373.7	1,768.8	925.5	1,273.4
Ratio (E)/ Total Loans	9.7%	10.2%	9.0%	9.4%

*1 The numbers of FY01 are those of former Sumitomo Mitsui Banking Corporation.
*2 The numbers of FY02 of non-consolidated are those of Sumitomo Mitsui Banking Corporation.
*3 The numbers of FY02 of consolidated are those of Sumitomo Mitsui Financial Group.

(Table 15) Disposition of Problem Assets

<Non-consolidated> (Billions of yen)

	FY01 Actual	FY02 Actual	FY03 Plan
Credit Cost (A)	1,038.6	836.4	
Transfer to Specific Reserve	663.2	375.4	
Write-off of loans and other related losses (C)	342.9	449.7	
Write-off of loans	271.9	259.7	
Losses on Sales of Loans to CCPC	8.4	16.4	
Losses on Sales of Loans to RCC *1	2.7	22.0	
Losses on Bulk Sales	47.9	126.9	
Losses on Debt Forgiveness	12.0	24.7	
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	37.0	15.2	
Transfer to Reserve for Supporting Specific Borrowers	---	---	
Transfer to Loan Loss Reserve for Specific Overseas Countries	(4.5)	(3.9)	
Transfer to General Reserve for Possible Loan Losses (B)	504.5	238.1	
Total (A)+(B)	1,543.1	1,074.5	650.0
<Reference>			
Direct Write-off of loans already reserved (D)	573.7	1,131.7	-
Gross Direct Write-offs (C) + (D)	916.6	1,581.4	-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

<Consolidated> (Billions of yen)

	FY01 Actual	FY02 Actual	FY03 Plan
Credit Cost (A)	1,176.0	950.3	
Transfer to Specific Reserve	681.5	408.0	
Write-off of loans and other related losses (C)	460.4	529.5	
Write-off of loans	380.0	339.9	
Losses on Sales of Loans to CCPC	9.8	17.1	
Losses on Sales of Loans to RCC *1	3.0	22.0	
Losses on Bulk Sales	55.6	125.8	
Losses on Debt Forgiveness	12.0	24.7	
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	38.7	16.7	
Transfer to Reserve for Supporting Specific Borrowers	---	---	
Transfer to Loan Loss Reserve for Specific Overseas Countries	(4.6)	(3.9)	
Transfer to General Reserve for Possible Loan Losses (B)	527.4	250.6	
Total (A)+(B)	1,703.4	1,200.9	
<Reference>			
Direct Write-off of loans already reserved (D)	681.8	1,280.9	-
Gross Direct Write-offs (C) + (D)	1,142.2	1,810.4	-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies in FY2002 *1

[Sumitomo Mitsui Banking Corporation (Non-conconsolidated)] (Billions of yen)

Internal Grading	Internal Grading One Year Before the Bankruptcy		Internal Grading Six Month Before the Bankruptcy	
	Number of Bankruptcies	Outstanding Exposure	Number of Bankruptcies	Outstanding Exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	0	0.0	0	0.0
4B	2	3.1	1	0.2
4C	7	2.5	6	2.3
5A	17	6.0	14	5.3
5B	23	5.1	18	3.4
5C	34	5.7	27	4.0
6	39	4.0	36	3.5
7	181	106.4	150	83.3
8	87	95.7	104	96.7
9	30	53.9	66	84.6
No Grading *2	49	5.8	47	4.9

*1 Bankruptcies with credit amount less than 50 million yen are excluded.

*2 "No Grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 03
Bankrupt and Quasi-Bankrupt Assets	524.9
Doubtful Assets	2,129.5
Substandard Loans	2,606.9
Normal Assets	57,313.4
Total	62,574.7

(Table 18) Unrealized Gains(Losses). (as of Mar. 31, 03)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

		Outstanding Balance	Net Unrealized Gains(Losses)	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	286.2	3.8	3.9	0.1
	Bond	261.0	2.8	2.8	---
	Stock	---	---	---	---
	Other	25.2	1.0	1.1	0.1
	Money Held in Trust *1	---	---	---	---
Subsidiaries, etc.	Securities *1,*2	1,200.7	(20.4)	0.6	21.0
	Bond	---	---	---	---
	Stock	345.4	(20.4)	0.6	21.0
	Other	855.3	---	---	---
	Money Held in Trust *1	---	---	---	---
Other Securities	Securities *1,*2	22,227.7	(17.8)	257.7	275.5
	Bond	14,463.4	108.7	112.4	3.7
	Stock	3,162.8	(152.3)	105.3	257.6
	Other	4,601.5	25.8	40.0	14.2
	Money Held in Trust *1	23.0	0.0	0.5	0.5

Others (Billions of yen)

	Book Value	Market Value	Net Unrealized Gains(Losses)	Gains	Losses
Premises used in Business *3	341.1	344.9	3.8	12.6	8.8
Other Premises	---	---	---	---	---
Other Assets	---	---	---	---	---

*1 Unrealized gains(losses) are calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", unrealized gains(losses) are based on the average market price during the final month of the interim period.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with Banks" and commercial papers as well as claims on loan trust included in item "Commercial Papers and Other Purchased".

*3 Based on revaluation of land at fair value as of March 31, 1998 and March 31, 2002 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book Value: Book value after the revaluation.
Market Value: Market value as of March 31, 2003.

(Table 18) Unrealized Gains(Losses). (as of March 31,2003)

[Sumitomo Mitsui Financial Group (consolidated)]

Securities (Billions of yen)

		Outstanding Balance	Net Unrealized Gains(Losses)	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	387.5	5.9	6.0	0.1
	Bond	334.5	4.9	4.9	---
	Stock	---	---	---	---
	Other	53.0	1.0	1.1	0.1
	Money Held in Trust *1	---	---	---	---
Subsidiaries, etc.	Securities *1,*2	196.3	---	---	---
	Bond	---	---	---	---
	Stock	188.5	---	---	---
	Other	7.8	---	---	---
	Money Held in Trust *1	---	---	---	---
Other Securities	Securities *1,*2	23,599.6	(30.6)	272.9	303.6
	Bond	15,312.1	111.2	117.1	5.9
	Stock	3,284.4	(165.4)	113.0	278.4
	Other	5,003.1	23.6	42.9	19.3
	Money Held in Trust *1	23.0	0.0	0.5	0.5

Others (Billions of yen)

	Book Value	Market Value	Net Unrealized Gains(Losses)	Gains	Losses
Premises used in Business *3	348.1	350.5	2.4	12.6	10.2
Other Premises	---	---	---	---	---
Other Assets	---	---	---	---	---

*1 Unrealized gains(losses) are calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", unrealized gains(losses) are based on the average market price during the final month of the interim period.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with Banks" and commercial papers as well as claims on loan trust included in item "Commercial Papers and Other Purchased".

*3 Based on revaluation of land at fair value as of March 31, 1998 and March 31, 1999 and March 31, 2002 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book Value: Book value after the revaluation.
Market Value: Market value as of March 31, 2003.

(Table 19) Derivatives and Foreign Forward Contracts

[Sumitomo Mitsui Financial Group (consolidated)]

(Billions of Yen)

	Contract Amount or Nominal Principal Amount		Credit Risk Equivalent Amount	
	Mar.31, 02 *2	Mar. 31, 03	Mar.31, 02 *2	Mar.31, 03
Financial Futures Contracts	118,364.9	203,563.1	—	—
Interest Rate Swap	202,263.5	225,782.9	3,155.1	4,004.7
Currency Swap	12,024.7	12,914.9	900.4	871.9
Foreign Exchange Forward Contracts	42,393.4	38,376.9	1,292.2	950.6
Interest Rate Options (Buy)	4,660.3	4,300.9	55.1	63.6
Currency Options (Buy)	3,745.9	3,214.5	118.1	105.8
Other Derivative Instruments	21,230.1	24,482.6	31.8	49.5
Effect of Master Netting Agreements	—	—	(2,806.5)	(2,882.5)
Total	404,682.8	512,635.8	2,746.3	3,163.6

*1 Figures given above were computed according to capital adequacy guidelines set by the BIS. Followings were also added.

-Listed transactions

-Options (sell)

-Transactions for which the original contract has a maturity of 14 days or less

*2 The numbers of FY01 are those of former Sumitomo Mitsui Banking Corporation (consolidated)

(Table 20) Credit Portfolio (as of Mar. 31, 03)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of Yen)

	Counterparty with rating equivalent to BBB/Baa or higher	Counterparty with rating equivalent to BB/Ba or lower	Others *2	Total
Credit Risk Equivalent	379.5	2.6	8.5	390.6
Credit Cost	0.3	0.0	0.1	0.4
Amount of Credit Risk	1.7	0.1	0.4	2.2

*1 Tentative calculation for inerest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit.

*2 Corporations without credit ratings by rating agencies.